Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167045

PROSPECTUS

Coleman Cable, Inc.

Offer to Exchange

9% Senior Exchange Notes due 2018

for all Outstanding

9% Senior Notes due 2018

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the exchange offer), $275,000,000 aggregate principal amount of our 9% Senior Exchange Notes due 2018 (the “New Notes”) for (i) the 9% Senior Notes due 2018 that we sold, subject to resale restrictions, on February 3, 2010 in an aggregate principal amount of $235,000,000 (the “Original 2018 Senior Notes”) and (ii) the 9% Senior Notes due 2018 that we sold, subject to resale restrictions, on March 23, 2010 in an aggregate principal amount of $40,000,000 (the “Add-on 2018 Senior Notes,” and together with the Original 2018 Senior Notes, the “Old Notes”). The Original 2018 Senior Notes and the Add-on 2018 Senior Notes have the same terms and vote as one class under the indenture.

The New Notes and the Guarantees

The terms of the New Notes are identical in all material respects to the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will be senior unsecured obligations, and all of our existing and future domestic restricted subsidiaries that guarantee our amended and restated senior secured revolving credit facility (the “Revolving Credit Facility”) will guarantee the New Notes on a senior unsecured basis. We refer to the Old Notes and the New Notes collectively as “the Notes.”

The Notes are not traded on any national securities exchange and have no established trading market.

The Exchange Offer

The exchange offer will expire at 5:00 p.m., New York City time, on July 16, 2010, unless we extend it. We do not currently intend to extend the expiration date. Subject to the satisfaction or waiver of specified conditions, we will exchange New Notes for all Old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. Tenders of Old Notes may be withdrawn at any time before the expiration of the exchange offer. The exchange of Old Notes for New Notes in the exchange offer will not be a taxable event for U.S. Federal income tax purposes. We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus. See “Plan of Distribution.”

The exchange offer involves risks. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 17, 2010

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything not contained in this prospectus, and, if given or made, any such other information or representation should not be relied upon as having been authorized by us. We are not making an offer to sell the New Notes in any jurisdiction where an offer or sale is not permitted.

TRADEMARKS

Our trademarks, service marks and trade names referred to in this prospectus include American Contractor®, BaronTM, Booster-in-a-Bag®, CCI®, Clear SignalTM, Coilex®, Copperfield®, Cool ColorsTM, Corra/Clad®, Luma-Site®, Maximum Energy®, Moonrays®, Plencote®, Polar-FlexTM, Polar-Rig 125(R), Polar Solar®, Power Station®, Quadnector®, Road Power®, Royal®, Seoprene®, Signal®, Tri-Source®, Trinector®, Woods®, Yellow Jacket® and X-Treme BoxTM, among others.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in deciding whether to participate in the exchange offer. This summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. You should read carefully this entire prospectus and should consider, among other things, the matters set forth in the section entitled “Risk Factors” before deciding to participate in the exchange offer. Unless otherwise indicated, “Coleman Cable,” “Coleman,” “we,” “us,” and “our” refer to Coleman Cable, Inc., the issuer of the Notes, together with its subsidiaries and predecessors. All references to years made in connection with our financial information or operating results are to years ended December 31, unless otherwise indicated.

On February 3, 2010, we completed the private offering of an aggregate principal amount of $235,000,000 of the Original 2018 Senior Notes. On March 23, 2010, we completed the private offering of an aggregate principal amount of $40,000,000 of the Add-on 2018 Senior Notes. We entered into registration rights agreements in connection with the issuance of the Original 2018 Senior Notes and the Add-on 2018 Senior Notes in which we agreed, among other things, to deliver to you this prospectus and to offer to exchange your Old Notes for New Notes with substantially identical terms. You should read the discussion under the heading “Description of New Notes” for further information regarding the New Notes.

We believe the New Notes issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resale of the New Notes.

The Company

Throughout our 40 year history, we have developed into a leading designer, developer, manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications, with operations primarily in the United States (“U.S.”) and, to a lesser degree, Canada. Our broad line of wire and cable products enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,000 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). Virtually all of our products are sold to customers located in either the U.S. or Canada.

We produce products across four primary product lines: (1) industrial wire and cable, including portable cord, machine tool wiring, welding and mining cable and other power cord products; (2) electronic wire, including telephone, security and coaxial cable, thermostat wire and irrigation cable; (3) assembled wire and cable products, including extension cords, booster and battery cable, lighting products and surge and strip products; and (4) fabricated bare wire, including stranded, bunched, and single-end copper, copper clad steel and various copper alloy wire.

The core component of most of our products is copper wire, which we draw from copper rods into a variety of gauges of both solid and stranded copper wires. We use a significant amount of the copper wire that we produce in the production of our finished wire and cable products, while the remainder of our copper wire production is sold in the form of bare copper wire (in a variety of gauges) to external OEMs and wire and cable producers. In the majority of our wire and cable products, a thermoplastic or thermosetting insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.

Our business is organized into two reportable segments: (1) Distribution and (2) OEM. We sell products from all of our four product lines across both of our business segments. The Distribution segment serves customers in distribution businesses, who are resellers of our products, while our OEM segment serves OEM customers, who generally purchase more tailored products which are used as inputs into subassemblies of manufactured goods. Within these two reportable segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.

Our principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085, and our telephone number is (847) 672-2300.

Summary of the Exchange Offer

The summary below describes the principal terms of the exchange offer. The description below is subject to important limitations and exceptions. Please read the section entitled “The Exchange Offer” in this prospectus, which contains a more detailed description of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the New Notes, which have been registered under the Securities Act, for each $1,000 principal amount of the Old Notes, which have not been registered under the Securities Act.

In order to exchange your Old Notes, you must tender them before the expiration date (as described herein). All Old Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the New Notes on or promptly after the expiration date.

You may tender your Old Notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement	We sold the Original 2018 Senior Notes on February 3, 2010 to Banc of America Securities LLC and Wells Fargo Securities, LLC, the initial purchasers, for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States under Regulation S. Simultaneously with that sale, we signed a registration rights agreement with the initial purchasers relating to the Original 2018 Senior Notes that requires us to conduct this exchange offer.

We sold the Add-on 2018 Senior Notes on March 23, 2010 to Banc of America Securities LLC, the initial purchaser, for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Simultaneously with that sale, we signed a registration rights agreement with the initial purchaser relating to the Add-on 2018 Senior Notes that requires us to conduct this exchange offer.

You have the right under the registration rights agreements to exchange your Old Notes for New Notes. The exchange offer is intended to satisfy such right. After the exchange offer is complete, other than in limited circumstances, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

For a description of the procedures for tendering Old Notes, see the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Consequences of Failure to Exchange	If you do not exchange your Old Notes for New Notes in the exchange offer, the Old Notes you hold will remain subject to the restrictions on transfer under the Securities Act and as provided in the

Old Notes and in the indenture that governs both the Old Notes and the New Notes. In general, the Old Notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the Old Notes under the Securities Act. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — Holders that do not exchange their Old Notes hold restricted securities, which may restrict their ability to sell their Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on July 16, 2010, unless we extend it. In that case, the expiration date will be the latest date and time to which we extend the exchange offer. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer	The exchange offer is subject to conditions that we may waive in our sole discretion. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. See the discussion under the heading “The Exchange Offer — Conditions to the Exchange Offer.”

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•	to terminate the exchange offer if specified conditions have not been satisfied;

•	to extend the expiration date, delay the acceptance of the Old Notes and retain all tendered Old Notes, subject to the right of tendering holders to withdraw their tender of Old Notes; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect. See the discussion under the heading “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Procedures for Tendering Old Notes	If you wish to tender your Old Notes for exchange, you must:

•	complete and sign a letter of transmittal according to the instructions contained in the letter of transmittal; and

•

forward the letter of transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the Old Notes to be tendered or in compliance with the specified procedures for guaranteed delivery of the Old Notes.

Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer.

Please do not send your letter of transmittal or your Old Notes to us. Those documents should only be sent to the exchange agent.

Questions regarding how to tender and requests for information should be directed to the exchange agent. See the discussion under the heading “The Exchange Offer — Exchange Agent.”

Special Procedures for Beneficial Owners	If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your Old Notes. See the discussion under the heading “The Exchange Offer — Procedures for Tendering Old Notes.”

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer — Withdrawal Rights.”

Resales of New Notes	We believe that you will be able to offer for resale, resell or otherwise transfer the New Notes issued in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are acquiring the New Notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

•	you are not an affiliate of Coleman Cable, Inc.

Our belief is based on interpretations by the staff of the Securities and Exchange Commission (the “Commission”), as set forth in no-action letters issued to third parties unrelated to us. The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the Commission would make a similar determination with respect to the exchange offer. If our belief is not accurate and you transfer a New Note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes that such broker-dealer acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or other transfer of New Notes. A broker-dealer may use this prospectus for an offer to sell, a resale or other transfers of New Notes issued to it in the exchange offer in exchange for Old Notes that were acquired by it as a result of market making or other trading activities. See the discussion under the heading “Plan of Distribution.”

Exchange Agent	The exchange agent for the exchange offer is Deutsche Bank National Trust Company. The address, telephone number and facsimile number of the exchange agent are provided under the heading “The Exchange Offer — Exchange Agent,” as well as in the letter of transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the New Notes. See the section “Use of Proceeds.”

U.S. Federal Income Tax Considerations	Your participation in the exchange offer generally will not be a taxable exchange for U.S. federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See the section “Certain U.S. Federal Income Tax Considerations.”

Summary Description of the New Notes

The summary below describes the principal terms of the New Notes. The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the Old Notes are not applicable to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by the same indenture. Please read the section entitled “Description of New Notes” in this prospectus, which contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Coleman Cable, Inc.

Notes Offered	$275.0 million aggregate principal amount of 9% Senior Exchange Notes due 2018 (the “New Notes”).

The New Notes offered hereby will be treated as a single series with the Old Notes and will have the same terms as those of our Old Notes. The New Notes and our Old Notes will vote as one class under the indenture. In this prospectus, we refer to the Old Notes and the New Notes as the “Notes.”

Maturity Date	February 15, 2018.

Interest Payment Dates	We will make interest payments on the New Notes semiannually, on each February 15 and August 15, beginning on August 15, 2010. The initial interest payment will include interest from February 3, 2010.

Ranking and Guarantees	The New Notes will be senior unsecured obligations, and all of our current and future domestic restricted subsidiaries that guarantee our Revolving Credit Facility will guarantee the New Notes on a senior unsecured basis. See “Description of New Notes — Note Guarantees.”

The New Notes will rank equally in right of payment with all of our and our guarantors’ existing and future senior unsecured indebtedness and senior to all indebtedness that is expressly subordinated to the New Notes. The New Notes will be effectively subordinated to all of our and our guarantors’ senior secured indebtedness, including our Revolving Credit Facility, to the extent of the value of the assets securing that indebtedness. The guarantees will be senior unsecured obligations of the guarantors and will rank equally in right of payment with the guarantors’ existing and future senior unsecured indebtedness and senior to any indebtedness that is expressly subordinated to the guarantees.

We and the guarantor generated approximately 95.1% of our consolidated revenues for the three months ended March 31, 2010 and held approximately 94.4% and 98.0%, respectively, or our consolidated assets and liabilities as of March 31, 2010.

Optional Redemption	We may redeem some or all of the New Notes at any time on or after February 15, 2014, at redemption prices described in this prospectus.

Prior to February 15, 2014, we may redeem the New Notes, in whole or in part, at a price equal to 100% of the principal amount of the New Notes redeemed plus any accrued and unpaid interest and a “make whole premium.” In addition, before February 15, 2013, we may redeem up to 35% of the original aggregate principal amount of the New Notes at a redemption price equal to 109.000% of their aggregate principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings as described in this prospectus under the caption “Description of New Notes — Redemption.”

Change of Control	Upon the occurrence of a change of control, we must offer to repurchase the New Notes at 101% of the principal amount of the New Notes, plus accrued and unpaid interest to the date of repurchase. See “Description of New Notes — Change of Control.”

Certain Covenants	The indenture governing the New Notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make restricted payments;

•	create liens;

•	pay dividends;

•	consolidate, merge or sell substantially all of our assets;

•	enter into sale and leaseback transactions; and

•	enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications which are described in this prospectus under the caption “Description of New Notes — Certain Covenants.”

No Public Market	The New Notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers have advised us that they intend to make a market for the New Notes, as permitted by applicable laws and regulations. However, they are not obligated to do so and may discontinue any such market making activities at any time without notice.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. For a description of the use of proceeds from the private offering of the Old Notes, see “Use of Proceeds.”

Risk Factors	In deciding whether to participate in the exchange offer, you should consider carefully, along with other matters referred to in this prospectus, the information set forth under the caption “Risk Factors” beginning on page 13.

SUMMARY HISTORICAL DATA

The following table sets forth summary consolidated historical financial data as of the dates and for the periods indicated. The financial data for each of the three years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP, whose report on these financial statements is included herein. Our summary historical consolidated financial data as of and for the three months ended March 31, 2009 and 2010 are derived from our unaudited condensed consolidated financial statements. Our unaudited condensed consolidated financial statements as of March 31, 2010 and for the three months ended March 31, 2009 and 2010 are included elsewhere in this prospectus. In the opinion of our management, our unaudited historical condensed consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Our results for 2009 and 2008 reflect the full-year impact of our 2007 Acquisitions, discussed and defined in footnote 1 below, whereas the results for 2007 do not include the entire impact of the 2007 Acquisitions, which occurred during the course of that year. Copperfield was acquired April 2, 2007 and Woods was acquired November 30, 2007. Accordingly, our 2007 results of operations include approximately nine months of operating results for Copperfield and one month of operating results for Woods.

This information is only a summary and should be read together with the historical financial statements, the related notes and other financial information included in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands except per share data)
Statement of Operations Data:
Net sales	$864,144	$972,968	$504,152	$117,322	$155,980
Cost of goods sold	759,551	879,367	428,485	100,774	133,141

Gross profit	104,593	93,601	75,667	16,548	22,839
Selling, engineering, general and administrative expenses	44,258	52,227	40,821	10,659	11,207
Intangible asset amortization(1)	7,636	12,006	8,827	2,630	2,017
Asset impairments(2)	—	29,276	70,761	69,498	—
Restructuring charges(3)	874	10,225	5,468	657	888

Operating income (loss)	51,825	(10,133)	(50,210)	(66,896)	8,727
Interest expense	27,519	29,656	25,323	6,405	6,532
Gain on repurchase of Senior Notes(4)	—	—	(3,285)	—	—
Loss on extinguishment of debt(5)	—	—	—	—	8,566
Other (income) loss, net(6)	41	2,181	(1,195)	339	(127)

Income (loss) before income taxes	24,265	(41,970)	(71,053)	(73,640)	(6,244)
Income tax expense (benefit)	9,375	(13,709)	(4,034)	(8,870)	(2,414)

Net income (loss)	$14,890	$(28,261)	$(67,019)	$(64,770)	$(3,830)

Per Common Share Data:
Net income (loss) per share
Basic	$0.89	$(1.68)	$(3.99)	$(3.85)	$(0.23)
Diluted	0.88	(1.68)	(3.99)	(3.85)	(0.23)

Weighted average shares outstanding
Basic	16,787	16,787	16,809	16,807	16,896
Diluted	16,826	16,787	16,809	16,807	16,896

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands except per share data)
Other Financial Data:
EBITDA(7)	$72,260	$16,280	$(23,847)	$(61,140)	$5,201
Capital expenditures	6,010	13,266	4,087	1,191	917
Cash interest expense	23,220	29,059	24,380	241	8,183

Depreciation and amortization expense(8)	20,476	28,594	21,883	6,095	4,913
Net cash provided by (used in) operating activities	23,793	116,198	27,686	38,856	(5,831)

Net cash used in investing activities	(269,072)	(13,799)	(3,964)	(1,185)	(1,267)
Net cash provided by (used in) financing activities	239,398	(94,535)	(32,798)	(30,144)	23,897
Ratio of income to fixed charges	1.84	-0.30	-1.55	-9.60	0.11

Balance Sheet Data:
Cash and cash equivalents	$8,877	$16,328	$7,599	$23,946	$24,558
Working capital	230,525	116,115	131,239	116,154	161,125
Total assets	575,652	411,966	290,107	306,607	325,023
Total debt(9)	364,861	270,462	235,236	240,319	271,491
Total shareholders’ equity	95,971	69,419	5,260	5,243	2,007

(1)	Intangible asset amortization was $7.6 million, $12.0 million and $8.8 million for 2007, 2008 and 2009, respectively, and was $2.6 million and $2.0 million for the quarters ended March 31, 2009 and March 31, 2010, respectively. This expense related to the amortization of intangible assets acquired in connection with (i) the April 2007 acquisition of 100% of the outstanding equity interests of Copperfield, LLC and (ii) the November 2007 acquisition of the electrical products business of Katy Industries, Inc., which operated in the U.S. as Woods Industries, Inc. and in Canada as Woods Industries. We refer to these acquisitions collectively as the “2007 Acquisitions.”
(2)	Asset impairments included approximately: (a) $29.3 million recorded in 2008 primarily reflecting impairment of goodwill, other intangible assets and certain plant and equipment associated with our OEM segment; (b) $70.8 million of impairment charges consisting primarily of a $69.5 million non-cash goodwill impairment recorded during the first quarter of 2009 across three of four reporting units comprising our Distribution segment: Electrical distribution, Wire and Cable distribution, and Industrial distribution. This non-cash goodwill impairment resulted from a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. These impairment charges are further discussed and detailed within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows.
(3)	Restructuring charges included: (a) costs of approximately $0.9 million in 2007 associated with the closing of a leased facility in Miami Lakes, Florida and an owned facility located in Siler City, North Carolina; (b) $10.2 million recorded in 2008, primarily recorded in connection with the closure of certain facilities and the integration of our 2007 Acquisitions; (c) approximately $5.5 million recorded in 2009, including $0.7 million in the first quarter, related to holding costs associated with properties closed in 2008 as well as costs related to the closure of our facilities in East Long Meadow, MA and Oswego, NY, both of which were closed in 2009; and (d) approximately $0.9 million recorded in the first quarter of 2010 primarily related to closing costs associated with locations closed in 2009.
(4)	We recorded a gain of approximately $3.3 million in 2009 resulting from our repurchase of $15.0 million in par value of our 9.875% Senior Notes due 2012 (the “2012 Senior Notes”).
(5)	We recorded a loss of approximately $8.6 million in the first quarter of 2010 related to our refinancing of our 2012 Senior Notes with our Old Notes.
(6)	Other (income) loss included approximately (a) a loss of $2.2 million in 2008 primarily due to unfavorable exchange rate fluctuations related to our Canadian operations; and (b) a gain of $1.2 million in 2009 primarily due to favorable exchange rate fluctuations related to our Canadian operations.
(7)	In addition to net income (loss), as determined in accordance with GAAP, we also use the non-GAAP measure net income before interest, income taxes, depreciation and amortization expense (“EBITDA”) to evaluate the performance of our business, including the preparation of annual operating budgets and the determination of operating and capital investments. In particular, we believe EBITDA allows us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense, and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe EBITDA is a performance measure that provides investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry.

EBITDA’s usefulness as a performance measure is limited, however by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the sole measure of our performance. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance.

The following is a reconciliation of net income(loss), as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands)
Net income (loss)	$14,890	$(28,261)	$(67,019)	$(64,770)	$(3,830)
Interest expense	27,519	29,656	25,323	6,405	6,532
Income tax expense (benefit)	9,375	(13,709)	(4,034)	(8,870)	(2,414)
Depreciation and amortization expense(8)	20,476	28,594	21,883	6,095	4,913

EBITDA	$72,260	$16,280	$(23,847)	$(61,140)	$5,201

(8)	Debt amortization costs are a component of interest expense per the income statement, but included within depreciation and amortization for operating cash flow presentation. Accordingly, for the above presentations only, depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.
(9)	Total debt includes the current portion of long-term debt and excludes the unamortized premium of $3.0 million, $2.4 million, and $1.6 million as of December 31, 2007, 2008, and 2009, respectively, related to the 2012 Senior Notes. Total debt as of March 31, 2009 excludes $2.2 million in unamortized premium related to the 2012 Senior Notes. Total debt as of March 31, 2010 is net of $3.5 million of unamortized discount on our Old Notes.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to participate in the exchange offer. Any of the following risks could have a material adverse effect on our business, financial condition, results or operations, cash flow or ability to make payments on the Notes.

Risks Related to the Exchange Offer

Holders that do not exchange their Old Notes will continue to hold restricted securities, which will restrict their ability to sell their Old Notes.

If you do not exchange your Old Notes for New Notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer to sell the Old Notes if they are registered under the Securities Act and applicable state securities laws or offered or sold pursuant to an exemption from those requirements. If you are still holding any Old Notes after the expiration date of the exchange offer and the exchange offer has been consummated, you will not be entitled to have those Old Notes registered under the Securities Act or to any similar rights under the registration rights agreement, subject to limited exceptions, if applicable. After the exchange offer is completed, we will not be required, and we do not intend, to register the Old Notes under the Securities Act, other than in limited circumstances. In addition, if you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Old Notes would become proportionately less liquid.

You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.

You are responsible for complying with all exchange offer procedures. If you do not comply with the exchange offer procedures, you will be unable to obtain New Notes.

We will issue New Notes in exchange for your Old Notes only after we have timely received your Old Notes, along with a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent has any duty to inform you of any defects or irregularities in the tender of your Old Notes for exchange. The exchange offer will expire at 5:00 p.m., New York City time, on July 16, 2010, or on a later extended date and time as we may decide. See “The Exchange Offer — Procedures For Tendering Old Notes.”

Even if you obtain New Notes in exchange for your Old Notes, your ability to transfer the New Notes may be restricted.

Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the New Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, subject to certain limitations. These limitations include that you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, that you acquired your New Notes in the ordinary course of your business and that you are not engaging in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of your New Notes. However, we have not requested a no-action letter from the Commission regarding this exchange offer and the Commission might not make a similar determination with respect to this exchange offer. If you are an affiliate of ours, are engaged in or intend to engage in, or have any arrangement or understanding with respect to, a distribution of the New Notes to be acquired in the exchange offer, you will be subject to additional limitations. See “The Exchange Offer — Resales of the New Notes.”

Risks Related to the Notes and our Other Indebtedness

We have significant indebtedness outstanding and may be able to incur additional indebtedness that could negatively affect our business and prevent us from satisfying our obligations under the Notes and our other indebtedness.

We have a significant amount of indebtedness. On March 31, 2010, we had approximately $271.5 million of indebtedness, comprised of $275.0 million of the Old Notes (including unamortized discount of $3.5 million), $0.0 million of indebtedness under our Revolving Credit Facility and less than $0.1 million of capital leases.

Our high level of indebtedness could have important consequences to our shareholders and debt holders, including the following:

•	it may be difficult for us to satisfy our obligations with respect to the Notes and our other indebtedness;

•	our ability to obtain additional financing for working capital, capital expenditures, potential acquisition opportunities or general corporate or other purposes may be impaired;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, reducing the funds available to us for other purposes;

•	it may place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and

•

we may be more vulnerable to economic downturns, may be limited in our ability to respond to competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

Our ability to pay interest on the Notes and to satisfy our other debt obligations will depend upon, among other things, our future operating performance and our ability to refinance indebtedness when necessary. Each of these factors is, to a large extent, dependent on economic, financial, competitive and other factors beyond our control. If, in the future, we cannot generate sufficient cash from operations to make scheduled payments on the notes or to meet our other obligations, we will need to refinance our existing debt, obtain additional financing, issue additional equity or sell assets. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

In addition, we may be able to incur substantial additional indebtedness in the future, which may increase the risks described above. Although the terms governing our Revolving Credit Facility and the indenture governing these notes contain restrictions on the incurrence of additional indebtedness, indebtedness incurred in compliance with these restrictions could be substantial. For example, we may borrow additional amounts to fund our capital expenditures and working capital needs or to finance future acquisitions. The incurrence of additional indebtedness could make it more likely that we will experience some or all of the risks associated with substantial indebtedness.

The Notes and the guarantees will be effectively subordinated to all of our and our guarantors’ secured indebtedness.

The New Notes will not be secured. The Notes are effectively subordinated to our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing that indebtedness. The holders of the Notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of March 31, 2010, we had approximately $0.0 million of secured indebtedness outstanding and the ability to borrow approximately an additional $103.5 million of secured borrowings under our Revolving Credit Facility based on a borrowing base formula.

In addition, the Notes will be structurally subordinated to all of the liabilities and other obligations of any subsidiaries that do not guarantee the Notes. In the event of a bankruptcy, liquidation or dissolution of any non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us.

Restrictions in the indenture governing the Notes and in our other outstanding debt instruments could adversely affect our operating flexibility, resulting in a failure to meet our obligations under the Notes and our other debts.

The indenture governing the Notes contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit our ability, among other things, to:

•	incur additional indebtedness;

•	make restricted payments;

•	create liens;

•	pay dividends;

•	consolidate, merge or sell substantially all of our assets;

•	enter into sale and leaseback transactions; and

•	enter into transactions with affiliates.

These covenants are subject to important exceptions and qualifications, which are described in this prospectus under “Description of New Notes — Certain Covenants.” In addition, our Revolving Credit Facility contains financial and other restrictive covenants, which also are subject to important exceptions and qualifications. See “Description of Other Indebtedness — Senior Secured Revolving Credit Facility.” We may not be able to comply in the future with these covenants as a result of events beyond our control, such as prevailing economic, financial and industry conditions.

Our failure to comply with the obligations contained in the indenture or the Revolving Credit Facility could result in an event of default that, if not cured or waived, would permit acceleration of the related debt and acceleration of debt under other instruments that (including our Notes and our Revolving Credit Facility) contain cross-default or cross-acceleration provisions. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt. In addition, in the event that the Notes become immediately due and payable as a result of the subordination provisions of the Notes, the holders of the Notes would not be entitled to receive any payment in respect of the Notes until all of our senior secured debt has been paid in full.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund capital expenditures and other obligations will depend on our ability to generate cash in the future, which is dependent on our successful financial and operating performance and on our ability to successfully implement our business strategy. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We may not be able to refinance or replace our Revolving Credit Facility when it matures.

Our Revolving Credit Facility has an earlier maturity date than that of the New Notes offered hereby. When the Revolving Credit Facility matures in April 2012, we may need to refinance it and may not be able to do so on favorable terms or at all. If we are able to refinance maturing indebtedness, the terms of any refinancing or alternate credit arrangements may contain terms and covenants that further restrict our financial and operating flexibility.

We may not have the ability to repurchase the Notes upon a change of control as required by the indenture.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Notes in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. If we fail to repurchase any Notes submitted in a change of control offer, it would constitute an event of default under the indenture, which could, in turn, constitute an event of default under our other debt instruments, even if the change of control itself would not cause a default. See “Description of New Notes — Change of Control.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the Notes and require the holders of the Notes to return payments received from the guarantors.

The guarantees of the Notes may be subject to review under United States federal bankruptcy law if a guarantor becomes subject to a bankruptcy proceeding or under state fraudulent transfer laws if the enforceability of the guarantees is contested by a creditor of a guarantor. In applying these laws, if a court were to find that at the time the guarantor issued the guarantee of the Notes:

•	it issued the guarantee to delay, hinder or defraud present or future creditors; or

•	it received less than reasonably equivalent value or fair consideration for issuing the guarantee at the time it issued the guarantee; or

•	it was insolvent or rendered insolvent by reason of issuing the guarantee, and the application of the proceeds, if any, of the guarantee; or

•	it was engaged, or about to engage, in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital to carry on its business; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature; or

•	it was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment, the judgment is unsatisfied;

then the court could void the obligations under the guarantee, subordinate the guarantee of the Notes to that guarantor’s other debt or take other action detrimental to holders of the Notes.

The measures of insolvency for purposes of bankruptcy and fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied in any proceeding to determine whether a fraudulent transfer had occurred. Generally, however, a person would be considered insolvent if, at the time it incurred the debt:

•	the sum of its debts, including contingent liabilities, was greater that the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standard that a court would use to determine whether a guarantor was solvent at the relevant time. Regardless of the standard that the court uses, the issuance of the guarantees could be voided or the guarantees could be subordinated to the guarantors’ other debt. The guarantee could also be subject to the claim that, because the guarantee was incurred for the benefit of Coleman Cable, Inc., and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantee, subordinate the guarantee to the applicable guarantor’s other debt, or take other action detrimental to holders of the Notes.

If an active trading market does not develop for the New Notes, you may not be able to resell them.

The New Notes have no established trading market. We do not intend to apply for listing of the New Notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. We cannot assure you that an active trading market will develop for the New Notes. The initial purchasers have informed us that they intend to make a market in the New Notes. The initial purchasers, however, are not obligated to do so and may discontinue any such market making at any time without notice. If no active trading market develops, the market price and liquidity of the New Notes may be adversely affected, and you may not be able to resell your New Notes at their fair market value, at the initial offering price or at all. The market price and liquidity of the New Notes will depend on various factors, including our ability to effect the exchange offer, prevailing interest rates, the number of holders of the New Notes, the interest of securities dealers in making a market for the New Notes, the overall market for high-yield securities, our operating results and financial performance, and the prospects for companies in our industry generally. Accordingly, we cannot assure you that a market or liquidity will develop for the New Notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused price volatility in securities similar to the New Notes independent of operating and financial performance of the issuers of these securities. We cannot assure you that the market for the New Notes, if any, will not be subject to similar disruptions, and these disruptions may adversely affect you as a holder of the New Notes.

Risks Related to Our Business

Any further deterioration in the macro-economic environment or further downturn in our served markets could adversely affect our operating results and stock price in a material manner.

In late 2008, we experienced significant declines in demand for our products which greatly reduced our volumes and our sales levels as a result of strong recessionary factors which continued throughout 2009. Though we noted a level of volume stability in 2009 and in the first quarter of 2010, any further deterioration in the macro-economic environment could cause substantial reductions in our revenue and results of operations. In addition, during economic downturns like the current one, some competitors have become increasingly aggressive in their pricing practices particularly in light of excess industry capacity, which could adversely impact our gross margins. These conditions also make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities.

Disruptions in the supply of copper and other raw materials used in our products could cause us to be unable to meet customer demand, which could result in the loss of customers and net sales.

Copper is the primary raw material that we use to manufacture our products. Other significant raw materials that we use are plastics, such as polyethylene and PVC, aluminium, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years for our raw material needs that do not require us to purchase a minimum amount of these raw materials. If we are unable to maintain good relations with our suppliers or if there are any business interruptions at our suppliers, we may not have access to a sufficient supply of raw materials. If we lose one or more key suppliers and are unable to locate an alternative supply, we may not be able to meet customer demand, which could result in the loss of customers and net sales.

Fluctuations in the price of copper and other raw materials, as well as fuel and energy, and increases in freight costs could increase our cost of goods sold and affect our profitability.

The prices of copper and our other significant raw materials, as well as fuel and energy costs, are subject to considerable volatility; this volatility has affected our profitability and we expect that it will continue to do so in the future. Our agreements with our suppliers generally require us to pay market price for raw materials at the time of purchase. As a result, volatility in these prices, particularly copper prices, can result in significant fluctuations in our cost of goods sold. If copper prices were to decline, we may reduce prices to stay competitive, which would lower our revenue. If the cost of raw materials increases and we are unable to increase the prices of our products, or offset those cost increases with cost savings in other parts of our business, our profitability would be reduced. As a result, increases in the price of copper and other raw materials may affect our profitability if we cannot effectively pass these price increases on to our customers. In addition, we pay the freight costs on certain customer orders. In the event that freight costs increase substantially, due to fuel surcharges or otherwise, our profitability would decline.

The markets for our products are highly competitive, and our inability to compete with other manufacturers in the wire and cable industry could harm our net sales and profitability.

The markets for wire and cable products are highly competitive. We compete with at least one major competitor in each of our business lines. Many of our products are made to industry specifications and may be considered fungible with our competitors’ products. Accordingly, we are subject to competition in many of our markets primarily on the basis of price. We must also be competitive in terms of quality, availability, payment terms and customer service. We are facing increased competition from products manufactured in foreign countries that in many cases are comparable in terms of quality but are offered at lower prices. Unless we can produce our products at competitive prices or purchase comparable products from foreign sources on favorable terms, we may experience a decrease in our net sales and profitability. Some of our competitors have greater resources, financial and otherwise, than we do and may be better positioned to invest in manufacturing and supply chain efficiencies and product development. We may not be able to compete successfully with our existing competitors or with new competitors.

We are dependent upon a number of key customers. If they were to cease purchasing our products, our net sales and profitability would likely decline.

We are dependent upon a number of key customers, although none of our customers accounted for more than 10% of our net sales in 2009, 2008 or 2007. Our customers can cease buying our products at any time and can also sell products that compete with our products. The loss of one or more key customers, or a significant decrease in the volume of products they purchase from us, could result in a drop in our net sales and a decline in our profitability. In addition, a disruption or a downturn in the business of one or more key customers could reduce our sales and could reduce our liquidity if we were unable to collect amounts they owe us.

We face pricing pressure in each of our markets, and our inability to continue to achieve operating efficiency and productivity improvements in response to pricing pressure may result in lower margins.

We face pricing pressure in each of our markets as a result of significant competition and industry over capacity, and price levels for many of our products (after excluding price adjustments related to the increased cost of copper) have declined over the past few years. We expect pricing pressure to continue for the foreseeable future. A component of our business strategy is to continue to achieve operating efficiencies and productivity improvements with a focus on controlling purchasing, manufacturing and distribution costs. We may not be successful in controlling our costs. In the event we are unable to control these costs, we may experience lower margins and decreased profitability.

Growth through acquisitions is a significant part of our strategy and we may not be able to successfully identify, finance or integrate acquisitions in order to grow our business.

Growth through acquisitions has been, and we expect it to continue to be, a significant part of our strategy. We regularly evaluate possible acquisition candidates. We may not be successful in identifying, financing and closing acquisitions on favorable terms. Potential acquisitions may require us to obtain additional financing or issue additional equity securities or securities convertible into equity securities, and any such financing and issuance of equity may not be available on terms acceptable to us or at all. If we finance acquisitions by issuing equity securities or securities convertible into equity securities, our existing shareholders could be diluted, which, in turn, could adversely affect the market price of our stock. If we finance an acquisition with debt, it could result in higher leverage and interest costs. Further, we may not be successful in integrating any such acquisitions that are completed. Integration of any such acquisitions may require substantial management, financial and other resources and may pose risks with respect to production, customer service and market share of existing operations. In addition, we may acquire businesses that are subject to technological or competitive risks, and we may not be able to realize the benefits expected from such acquisitions.

If we are unable to retain senior management and key employees, we may experience operating inefficiencies and increased costs, resulting in diminished profitability.

Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could result in operational inefficiencies and increased costs. We may be unable to find qualified replacements for these individuals if their services were no longer available, and, if we do identify replacements, the integration of those replacements may be disruptive to our business.

Advancing technologies, such as fiber optic and wireless technologies, may make some of our products less competitive and reduce our net sales.

Technological developments could cause our net sales to decline. For example, a significant decrease in the cost and complexity of installation of fiber optic systems or a significant increase in the cost of copper-based systems could make fiber optic systems superior on a price performance basis to copper systems and could have a material adverse effect on our business. Also, advancing wireless technologies, as they relate to network and communication systems, may reduce the demand for our products by reducing the need for premises wiring. Wireless communications depend heavily on a fiber optic backbone and do not depend as much on copper-based systems. An increase in the acceptance and use of voice and wireless technology, or introduction of new wireless or fiber-optic based technologies, may have a material adverse effect on the marketability of our products and our profitability. If wireless technology were to significantly erode the markets for copper-based systems, our sales of copper premise cables could face downward pressure.

We recorded significant impairment charges in 2008 and 2009, and if our goodwill or other intangible assets become further impaired, we may be required to recognize additional charges that would reduce our income.

We recorded significant impairment charges in 2008 and 2009 relative to our goodwill and other intangible assets. Under accounting principles generally accepted in the U.S., goodwill assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. A further deterioration in the macro-economic environment or other factors could necessitate an earnings charge for the impairment of goodwill or other intangible assets, which would reduce our income without any change to our underlying cash flow.

We have incurred restructuring charges in the past and will likely incur additional restructuring charges in the future.

We have incurred significant restructuring costs in the past and will likely incur additional restructuring charges in the future. We may not be able to achieve the planned cash flows and savings estimates associated with such restructuring activities if we are unable to accomplish them in a timely manner, are unable to achieve expected efficiencies or cost savings, or unforeseen developments or expenses arise. As we respond to changes in the market and fluctuations in demand levels, we may be required to realign plant production or otherwise restructure our operations, which may result in additional and potentially significant restructuring charges.

Some of our employees belong to a labor union and certain actions by such employees, such as strikes or work stoppages, could disrupt our operations or cause us to incur costs.

As of March 31, 2010, we employed 950 persons, approximately 25% of whom are covered by a collective bargaining agreement, which expires on December 21, 2012. If unionized employees were to engage in a concerted strike or other work stoppage, if other employees were to become unionized, or if we are unable to negotiate a new collective bargaining agreement when the current one expires, we could experience a disruption of operations, higher labor costs or both. A strike or other disruption of operations or work stoppage could reduce our ability to manufacture quality products for our customers in a timely manner.

We may be unable to raise additional capital to meet working capital and capital expenditure needs if our operations do not generate sufficient funds to do so.

Our business is expected to have continuing capital expenditure needs. If our operations do not generate sufficient funds to meet our capital expenditure needs for the foreseeable future, we may not be able to gain access to additional capital, if needed, particularly in view of competitive factors and industry conditions. In addition, increases in the cost of copper increase our working capital requirements. If we are unable to obtain additional capital, or are unable to obtain additional capital on favorable terms, our liquidity may be diminished and we may be unable to effectively operate our business.

We are subject to environmental, health and safety and other laws and regulations which could adversely effect our operations and business.

We are subject to the environmental laws and regulations of each jurisdiction where we do business. We are currently, and may in the future be, held responsible for remedial investigations and clean-up costs of certain sites damaged by the discharge of regulated materials, including sites that have never been owned or operated by us but at which we have been identified as a potentially responsible party under federal and state environmental laws. Certain of these laws, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”), impose strict, and under certain circumstances, joint and several, liability for investigation and cleanup costs at contaminated sites on responsible parties, as well as liability for damages to natural resources. We have established reserves for such potential liability and believe those reserves to be adequate; however, there is no guarantee that such reserves will be adequate or that additional liabilities will not arise. See “Business—Legal Proceedings.”

Failure to comply with environmental laws can result in substantial fines, orders to install pollution control equipment and/or claims for alleged personal injury and property damage. Changes in environmental requirements in both domestic and foreign jurisdictions and their enforcement could adversely affect our operations due to increased costs of compliance and potential liability for noncompliance.

Disruption in the importation of our raw materials and products and the risks associated with international operations could cause our operating results to decline.

We source certain raw materials and products from foreign-based suppliers. Foreign material purchases expose us to a number of risks, including unexpected changes in regulatory requirements and tariffs, possible difficulties in enforcing agreements, exchange rate fluctuations, difficulties in obtaining import licenses, economic or political instability, embargoes, exchange controls or the adoption of other restrictions on foreign trade. Although we currently manufacture the vast majority of our products in the U.S., to the extent we decide to establish foreign manufacturing facilities, our foreign manufacturing sales would be subject to similar risks. Further, imports of raw materials and products are subject to unanticipated transportation delays that affect international commerce.

We have risks associated with inventory.

Our business requires us to maintain substantial levels of inventory. We must identify the right mix and quantity of products to keep in our inventory to meet customer orders. Failure to do so could adversely affect our sales and earnings. However, if our inventory levels are too high, we are at risk that an unexpected change in circumstances, such as a shift in market demand, drop in prices, or default or loss of a customer, could have a material adverse impact on the net realizable value of our inventory.

Changes in industry standards and regulatory requirements may adversely affect our business.

As a manufacturer and distributor of wire and cable products, we are subject to a number of industry standard setting authorities, such as Underwriters Laboratories. In addition, many of our products are subject to the requirements of federal, state, local or foreign regulatory authorities. Changes in the standards and requirements imposed by such authorities could have an adverse effect on us. In the event that we are unable to meet any such standards when adopted, our business could be adversely affected.

Our business is subject to the economic, political and other risks of operating and selling products in foreign countries.

Our foreign operations, including in Canada and China, are subject to risks inherent in maintaining operations abroad, such as economic and political destabilization, international conflicts, restrictive actions by foreign governments, nationalizations or expropriations, changes in regulatory requirements, the difficulty of effectively managing diverse global operations, adverse foreign tax laws and the threat posed by potential pandemics in countries that do not have the resources necessary to deal with such outbreaks. Over time, we intend to continue expanding our foreign operations, which would serve to increase the level of these risks relative to our business operations and their potential effect on our financial position and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus, including certain statements contained in “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” and elsewhere in this prospectus may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include:

•	fluctuations in the supply of copper and other raw materials;

•	increased competition from other wire and cable manufacturers, including foreign manufacturers;

•	pricing pressures causing margins to decrease;

•	further adverse changes in general economic conditions and capital market conditions;

•	changes in the demand for our products by key customers;

•	additional impairment charges related to our goodwill and long-lived assets;

•	changes in the cost of labor or raw materials, including PVC and fuel costs;

•	failure of customers to make expected purchases, including customers of acquired companies;

•	failure to identify, finance or integrate acquisitions;

•	failure to accomplish integration activities on a timely basis;

•	failure to achieve expected efficiencies in our manufacturing and integration consolidations;

•	unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts;

•	increase in exposure to political and economic development, crises, instability, terrorism, civil strife, expropriation, and other risks of doing business in foreign markets;

•	impact of foreign currency fluctuations and changes in interest rates; and

•	other risks and uncertainties, including those described under “Risk Factors.”

Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We do not undertake and specifically decline any obligation to update any of these statements or to publicly announce the result of any revisions to any of these statements to reflect future events or developments, therefore, you should not rely on these forward-looking statements as representing our views as on any date subsequent to today.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the Original 2018 Senior Notes, we entered into a registration rights agreement with the initial purchasers. In connection with the sale of the Add-on 2018 Senior Notes, we entered into a registration rights agreement with the initial purchaser. Pursuant to the registration rights agreements, we agreed to file and use our commercially reasonable efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Old Notes for the New Notes. A copy of each of the registration rights agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless the context requires otherwise, the term “holder” means any person in whose name Old Notes are registered on our books, or any other person who has obtained a properly completed bond power from the registered holder, or any participant in the Depository Trust Company (“DTC”) whose name appears on a security position listing as a holder of Old Notes (which, for purposes of the exchange offer, include beneficial interests in the Old Notes held by direct or indirect participants in DTC and Old Notes held in definitive form).

By tendering Old Notes in exchange for New Notes, each holder represents to us that:

•	any New Notes to be received by the holder are being acquired in the ordinary course of the holder’s business;

•

the holder has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of New Notes in violation of the provisions of the Securities Act;

•

the holder is not an “affiliate” of Coleman Cable, Inc. (within the meaning of Rule 405 under the Securities Act), or if the holder is an affiliate, that the holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	the holder has full power and authority to tender, exchange, sell, assign and transfer the tendered Old Notes;

•	we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances; and

•	the Old Notes tendered for exchange are not subject to any adverse claims or proxies.

Each tendering holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes tendered pursuant to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the exchange offer, where the Old Notes were acquired by the broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See the section “Plan of Distribution.”

The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance of the New Notes would be in violation of the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes, properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their Old Notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that:

•	the New Notes have been registered under the Securities Act and, therefore, are not subject to the restrictions on transfer applicable to the Old Notes; and

•	holders of New Notes will not be entitled to some of the rights of holders of the Old Notes under the registration rights agreement.

The New Notes evidence the same indebtedness as, and replace, the Old Notes, and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under the heading “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $275.0 million aggregate principal amount of Old Notes is outstanding.

Holders of Old Notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Old Notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See the discussion under the heading “Risk Factors — Risks Related to the Exchange Offer — You must comply with the procedures of the exchange offer or you will be unable to receive New Notes.”

If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described in this prospectus or otherwise, certificates for the unaccepted Old Notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes for the exchange of the Old Notes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer, other than specified applicable taxes. See the heading “— Fees and Expenses.”

We make no recommendation to the holders of Old Notes as to whether to tender or refrain from tendering all or any portion of their Old Notes in the exchange offer. In addition, we have not authorized anyone to make a recommendation in connection with the exchange offer. Holders of Old Notes must make their own decision as to whether to tender in the exchange offer, and, if so, the aggregate amount of Old Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, and based on their financial positions and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on July 16, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

If we extend the exchange offer, we will notify the exchange agent of any extension by oral notice (confirmed in writing) or written notice and will publicly announce the extension prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

We reserve the right in our sole discretion, subject to applicable law, at any time and from time to time:

•

to terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) if we determine, in our sole discretion, that any of the events or conditions referred to under the heading “— Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	to require that such holder is to acquire New Notes in the ordinary course of such holder’s business;

•

to extend the expiration date, delay the acceptance of the Old Notes and retain all Old Notes tendered pursuant to the exchange offer, subject, however, to the right of holders of the Old Notes to withdraw their tendered Old Notes as described under the heading “— Withdrawal Rights”; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

If we amend the exchange offer in a manner that we determine constitutes a material change, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be promptly confirmed in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under the heading “— Withdrawal Rights”) promptly after the expiration date.

In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	Old Notes or an agent’s message (as defined below in “— Procedures for Tendering Old Notes”) and confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC;

•	the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes or book-entry confirmations and an agent’s message with respect to Old Notes and other required documents are received by the exchange agent. The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of Old Notes into the exchange agent’s account at DTC. The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•

states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent (any such oral notice to be promptly confirmed in writing) of our acceptance of such

Old Notes for exchange pursuant to the exchange offer. Our acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of Old Notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, letters of transmittal and related documents and transmitting New Notes to holders who validly tendered Old Notes. Any exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any Old Notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of Old Notes), or we extend the exchange offer or are unable to accept for exchange or exchange Old Notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth in this prospectus and in the letter of transmittal, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and the Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the heading “— Withdrawal Rights.”

Procedures for Tendering Old Notes

Valid Tender

Except as set forth below, a holder of Old Notes who desires to tender such Old Notes for exchange must, at or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, the Old Notes being tendered and all other documents required by such letter of transmittal, to Deutsche Bank National Trust Company, the exchange agent, at the address set forth below under the heading “—Exchange Agent”; or

•

if Old Notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by DTC to the exchange agent at the address set forth below under the heading “—Exchange Agent,” and the exchange agent must receive, at or prior to the expiration date, a confirmation of the book-entry transfer of the Old Notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•	comply with the guaranteed delivery procedures set forth below under the heading “—Guaranteed Delivery.”

If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the letter of transmittal. The entire amount of Old Notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act must also be submitted.

Any beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if the beneficial holder wishes to participate in the exchange offer.

The method of delivery of Old Notes, the letter of transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No letter of transmittal or Old Notes should be sent to Coleman Cable, Inc. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer

Any financial institution that is a participant in DTC’s system must make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures set forth below under the heading “—Guaranteed Delivery.” DTC will verify such acceptance, execute a book-entry transfer of the tendered Old Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures set forth below under the heading “—Guaranteed Delivery.”

Delivery of documents to DTC does not constitute delivery to the exchange agent.

Signature Guarantees

Old Notes need not be endorsed and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless: (1) the Old Notes are registered in a name other than that of the person surrendering the certificate; or (2) a registered holder completes the box entitled “Special Delivery and Issuance Instructions” in the letter of transmittal.

In the case of (1) or (2) above, Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein): (a) a bank, (b) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (c) a credit union, (d) a national securities exchange, registered securities association or clearing agency or (e) a savings association that is a participant in a Securities Transfer Association.

Guaranteed Delivery

If a holder desires to tender Old Notes pursuant to the exchange offer and the certificates for such Old Notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	such tenders are made by or through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form accompanying the letter of transmittal, setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent. The notice of guaranteed delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•

all tendered Old Notes, or book-entry confirmation, in proper form for transfer, together with a properly completed and duly executed letter of transmittal, with any required signature guarantees and any other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of Validity

All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the right, in our sole discretion, to reject any and all tenders that we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any defect or irregularity in any tender of Old Notes of any particular holder.

Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and its instructions) will be final and binding on all parties. No tender of Old Notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of the New Notes

Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of Old Notes who exchange their Old Notes for New Notes may offer for resale, resell and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired Old Notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, unrestricted resales would be permitted only for New Notes:

•	that are acquired in the ordinary course of a holder’s business;

•	where the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

•	where the holder is not an “affiliate” of Coleman Cable, Inc.

The staff of the Commission has not considered the exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes under the exchange offer, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration date of the exchange offer. In order for a withdrawal to be effective, the withdrawal must be in writing and timely received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to the expiration date. Any notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, and, if such Old Notes have been tendered, the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of Old Notes tendered for the account of an eligible guarantor institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth under the heading “— Procedures for Tendering Old Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under the heading “— Procedures for Tendering Old Notes.”

All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us, in our sole discretion, which determination will be final and binding on all parties. None of Coleman Cable, Inc., any of our affiliates, the exchange agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes that have been tendered but that are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the Exchange Offer

If any of the following conditions has occurred or exists or has not been satisfied, as the case may be, prior to the expiration date, we will not be required to accept for exchange any Old Notes and will not be required to issue New Notes in exchange for any Old Notes:

•	a change in the current interpretation by the staff of the Commission that permits resale of New Notes as described above under the heading “— Resales of the New Notes;”

•

the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the Commission or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval that we consider necessary for the consummation of the exchange offer as contemplated hereby; or

•

any change or development involving a prospective change in our business or financial affairs has occurred that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

If any of the foregoing events or conditions has occurred or exists or has not been satisfied, as the case may be, at any time prior to the expiration date, we may, subject to applicable law, at any time and from time to time, terminate the exchange offer (whether or not any Old Notes have already been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Exchange Agent

Deutsche Bank National Trust Company has been appointed as the exchange agent. Delivery of the letter of transmittal and any other required documents, questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By facsimile (for eligible guarantor institutions only):

(615) 835-3701

Confirm by telephone:

(800) 735-7777

By Regular, Registered or Certified Mail:	By Hand:	By Overnight Courier:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2731	Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1st floor Jeannette Park Entrance New York, NY 10041	DB Services Tennessee, Inc. Corporate Trust & Agency Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attention: Security Holder Relations

Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering Old Notes for their customers.

Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that if New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreements. We will not receive any proceeds from the issuance of the New Notes or the closing of the exchange offer.

In consideration for issuing the New Notes as contemplated in this prospectus, we will receive in exchange an equal number of Old Notes in like principal amount. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described in the discussion under the heading “The Exchange Offer — Terms of the Exchange Offer.” The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

We received proceeds of $264.8 million from the offering of the Old Notes, after deducting the initial purchasers’ discount and offering expenses payable by us. We used the proceeds for the following purposes:

(In millions)
The repurchase, repayment or other discharge of the 2012 Senior Notes	$231.6
General corporate purposes	33.2

Total	$264.8

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2010. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness.”

As of March 31, 2010 (In thousands)
Cash and cash equivalents	$24,558

Debt:
Senior secured revolving credit facility	—
9% Senior Notes due 2018, including $3,522 unamortized discount	$271,478
Capital leases and other debt	13

Total debt	271,491

Shareholders’ equity	2,007

Total capitalization	$273,498

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial information for the periods presented. The financial data as of and for each of the five years in the period ended December 31, 2009 has been derived from our audited consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP. The financial data for the three-month periods ended March 31, 2009 and 2010 have been derived from our unaudited financial statements, which are included in this prospectus. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results that can be expected for the year ending December 31, 2010. In the opinion of our management, our unaudited historical condensed consolidated financial statements have been prepared on the same basis as our audited historical consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the relevant periods.

Prior to October 10, 2006, we were treated as an S corporation, with the exception of our wholly-owned C corporation subsidiary, for federal and, where applicable, state income tax purposes. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, the day before we consummated a private placement of 8,400,000 shares of our common stock (the “2006 Private Placement”), we ceased to be an S corporation and became a C corporation and, as such, we are subject to federal and state income tax. The unaudited pro forma statement of operations data presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for all periods presented. Our results for 2009 and 2008 reflect the full-year impact of our 2007 Acquisitions, whereas the results for 2007 do not include the entire impact of the 2007 Acquisitions, which occurred during the course of that year. Copperfield was acquired April 2, 2007 and Woods was acquired November 30, 2007. Accordingly, our 2007 results of operations include approximately nine months of operating results for Copperfield and one month of operating results for Woods.

Our consolidated financial statements have been prepared in accordance with GAAP. Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)
Statement of Operations Data:
Net sales	$346,181	$423,358	$864,144	$972,968	$504,152	$117,322	$155,980
Cost of goods sold	292,755	341,642	759,551	879,367	428,485	100,774	133,141

Gross profit	53,426	81,716	104,593	93,601	75,667	16,548	22,839
Selling, engineering, general and administrative expenses	25,654	31,760	44,258	52,227	40,821	10,659	11,207
Intangible asset amortization(1)	—	—	7,636	12,006	8,827	2,630	2,017
Asset impairments(2)	—	—	—	29,276	70,761	69,498	—
Restructuring charges(3)	—	1,396	874	10,225	5,468	657	888

Operating income (loss)	27,772	48,560	51,825	(10,133)	(50,210)	(66,896)	8,727
Interest expense	15,606	15,933	27,519	29,656	25,323	6,405	6,532
Gain on repurchase of Senior Notes(4)	—	—	—	—	(3,285)	—	—
Loss on extinguishment of debt(5)	—	—	—	—	—	—	8,566
Other (income) loss, net(6)	(1,267)	497	41	2,181	(1,195)	339	(127)

Income (loss) before income taxes	13,433	32,130	24,265	(41,970)	(71,053)	(73,640)	(6,244)
Income tax expense (benefit)(7)	2,298	2,771	9,375	(13,709)	(4,034)	(8,870)	(2,414)

Net income (loss)	$11,135	$29,359	$14,890	$(28,261)	$(67,019)	$(64,770)	$(3,830)

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)
Pro Forma Statement of Operations Data with Respect to S Corp Status(7):
Income before income taxes	$13,433	$32,130	—	—	—	—	—
Pro forma income tax expense	5,351	12,400	—	—	—	—	—

Pro forma net income	8,082	19,730	—	—	—	—	—

Other Financial Data:
EBITDA(8)	$33,883	$53,497	$72,260	$16,280	$(23,847)	$(61,140)	$5,201
Capital expenditures	6,171	2,702	6,010	13,266	4,087	1,191	917
Cash interest expense	14,813	15,187	23,220	29,059	24,380	241	8,183
Depreciation and amortization expense(9)	4,844	5,434	20,476	28,594	21,883	6,095	4,913
Net cash provided by (used in) operating activities	(10,340)	30,048	23,793	116,198	27,686	38,856	(5,831)
Net cash provided by (used in) investing	(1,789)	(2,578)	(269,072)	(13,799)	(3,964)	(1,185)	(1,267)
Net cash provided by (used in) financing activities	11,153	(12,794)	239,398	(94,535)	(32,798)	(30,144)	23,897
Ratio of income to fixed charges	1.81	2.89	1.84	-0.30	-1.55	-9.60	0.11

Balance Sheet Data:
Cash and cash equivalents	$58	$14,734	$8,877	$16,328	$7,599	$23,946	$24,558
Working capital	90,107	115,083	230,525	116,115	131,239	116,154	161,125
Total assets	221,388	235,745	575,652	411,966	290,107	306,607	325,023
Total debt(10)	169,300	122,507	364,861	270,462	235,236	240,319	271,491
Total shareholders’ equity	13,071	77,841	95,971	69,419	5,260	5,243	2,007

(1)	Intangible asset amortization was $7.6 million, $12.0 million and $8.8 million for 2007, 2008 and 2009, respectively, and was $2.6 million and $2.0 million for the quarters ended March 31, 2009 and March 31, 2010, respectively. This expense related to the amortization of intangible assets acquired in connection with the 2007 Acquisitions.
(2)	Asset impairments included approximately: (a) $29.3 million recorded in 2008 primarily reflecting impairment of goodwill, other intangible assets and certain plant and equipment associated with our OEM segment; (b) $70.8 million of impairment charges consisting primarily of a $69.5 million non-cash goodwill impairment recorded during the first quarter of 2009 across three of four reporting units comprising our Distribution segment: Electrical distribution, Wire and Cable distribution, and Industrial distribution. This non-cash goodwill impairment resulted from a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. These impairment charges are further discussed and detailed within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which follows.
(3)	Restructuring charges included: (a) costs of approximately $1.4 million in 2006 and $0.9 million in 2007 associated with the closing of a leased facility in Miami Lakes, Florida and an owned facility located in Siler City, North Carolina; (b) $10.2 million recorded in 2008, primarily recorded in connection with the closure of certain facilities and the integration of our 2007 Acquisitions; (c) approximately $5.5 million recorded in 2009, including $0.7 million in the first quarter, related to holding costs associated with properties closed in 2008 and costs related to the closure of our facilities in East Long Meadow, MA and Oswego, NY, both of which were closed in 2009; and (d) approximately $0.9 million recorded in the first quarter of 2010 primarily related to closing costs associated with locations closed in 2009.
(4)	We recorded a gain of approximately $3.3 million in 2009 resulting from our repurchase of $15.0 million in par value of our 2012 Senior Notes.
(5)	We recorded a loss of approximately $8.6 million in the first quarter of 2010 related to our refinancing of our 2012 Senior Notes with our Old Notes.
(6)

Other (income) loss included approximately (a) a $1.3 million gain recorded in 2005 in connection with the sale of zero coupon bonds that had been acquired as part of a 1999 business acquisition; (b) an expense of $0.5 million in 2006 for estimated costs accrued pursuant to the Tax Matters Agreement (see Note 9 to the Consolidated Financial Statements for the Year Ended December 31, 2009, Commitments and Contingencies — “Tax Matters Agreement”); (c) a loss of $2.2 million in 2008 primarily due to unfavorable exchange rate fluctuations related to our Canadian operations; and (d) a gain of $1.2 million in 2009 primarily due to favorable exchange rate fluctuations related to our Canadian operations.
(7)	Prior to October 10, 2006, we were treated as an S corporation for federal and state income tax purposes, with the exception of our wholly-owned C corporation subsidiary. Accordingly, our shareholders were responsible for federal and substantially all state income tax liabilities arising out of our operations other than those conducted by our C corporation subsidiary. On October 10, 2006, we ceased to be an S corporation and became a C corporation and, as such, are now subject to federal and state income tax. The unaudited pro forma statement of operations data for 2005 and 2006 presents our pro forma provision for income taxes and pro forma net income as if we had been a C corporation for such period.
(8)	In addition to net income (loss), as determined in accordance with GAAP, we also use the non-GAAP measure net income before interest, income taxes, depreciation and amortization expense (“EBITDA”) to evaluate the performance of our business, including the preparation of annual operating budgets and the determination of operating and capital investments. In particular, we believe EBITDA allows us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense, and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe EBITDA is a performance measure that provides investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry.

EBITDA’s usefulness as a performance measure is limited, however by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the sole measure of our performance. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance.

The following is a reconciliation of net income(loss), as determined in accordance with GAAP, to EBITDA.

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)
Net income (loss)	$11,135	$29,359	$14,890	$(28,261)	$(67,019)	$(64,770)	$(3,830)
Interest expense	15,606	15,933	27,519	29,656	25,323	6,405	6,532
Income tax expense (benefit)(7)	2,298	2,771	9,375	(13,709)	(4,034)	(8,870)	(2,414)
Depreciation and amortization expense(9)	4,844	5,434	20,476	28,594	21,883	6,095	4,913

EBITDA(8)	$33,883	$53,497	$72,260	$16,280	$(23,847)	$(61,140)	$5,201

(9)	Debt amortization costs are a component of interest expense per the income statement, but included within depreciation and amortization for operating cash flow presentation. Accordingly, for the above presentations only, depreciation and amortization expense does not include amortization of debt issuance costs, which is included in interest expense.
(10)	Total debt includes the current portion of long-term debt and excludes the unamortized premium of $3.0 million, $2.4 million, and $1.6 million as of December 31, 2007, 2008, and 2009, respectively, related to the 2012 Senior Notes. Total debt as of March 31, 2009 excludes $2.2 million in unamortized premium related to the 2012 Senior Notes. Total debt as of March 31, 2010 is net of $3.5 million of unamortized discount on our Old Notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update any of these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this prospectus.

Overview

General

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications, with operations primarily in the U.S. and, to a lesser degree, Canada. We manufacture and supply a broad line of wire and cable products, which enables us to offer our customers a single source of supply for many of their wire and cable product requirements. We manufacture our products in eight domestic manufacturing facilities and supplement our domestic production with both international and domestic sourcing. We sell our products to a variety of customers, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). Virtually all of our products are sold to customers located in the U.S. and Canada.

Raw materials, primarily copper, comprise the primary component of our cost of goods sold. The price of copper is particularly volatile, and fluctuations in copper prices can significantly affect our sales and profitability. We generally attempt to pass along increases in the price of copper and other raw materials to our customers. However, it has proven difficult to do so recently, chiefly because of lower overall demand and excess capacity in the wire & cable industry. In contrast, when the price of copper declines marginally and slowly over time, we attempt to maintain our prices. The average copper price on the COMEX was $3.29 per pound for the first quarter of 2010, as compared to $1.57 per pound for the first quarter of 2009.

As discussed in greater detail below, our sales volumes for the first quarter of 2010 increased compared to both the first quarter in 2009 (on a year-over-year basis) as well as the fourth quarter of 2009 (on a sequential basis), reflecting what we believe was a moderate improvement in overall market demand during the first quarter of 2010. This first quarter 2010 improvement comes on top of the demand stabilization we noted during the second half of 2009, and contrasts to the sharp volume declines we experienced during the fourth quarter of 2008 and early in 2009. However, our current sales levels and overall market demand, while showing signs of improvement during the first quarter of 2010, continue to be significantly below pre-recessionary levels. We, therefore, continue to face certain pricing pressures given reduced levels of overall demand, excess industry capacity, and rapidly increasing copper prices, which increased 110% to an average per pound price of $3.29 on the COMEX during the first quarter of 2010, as compared to an average of $1.57 per pound for the first quarter of 2009.

Acquisitions

From time to time, we consider acquisition opportunities that have the potential to materially increase the size of our business operation or provide us with some other strategic advantage. We made two such acquisitions during 2007.

On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield for $215.4 million, including acquisition-related costs and working capital adjustments. The acquisition of Copperfield, which at the time of our acquisition was one of the largest privately-owned manufacturers and suppliers of electrical wire and cable products in the United States with annual sales in excess of $500 million, increased our scale, diversified and expanded our customer base and we believe has strengthened our competitive position in the industry.

On November 30, 2007, we acquired the electrical products business of Katy, which operated in the U.S. as Woods Industries Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada,” and together with Woods U.S., “Woods”). Woods was principally focused on the design and distribution of consumer electrical cord products, sold primarily to national home improvement, mass merchant, hardware and other retailers. We purchased certain assets of Woods U.S. and all the stock of Woods Canada for $53.8 million, including acquisition-related costs and working capital adjustments. The acquisition of Woods has expanded our U.S. business while enhancing our market presence and penetration in Canada.

Results of operations for the 2007 Acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Accordingly, our 2007 consolidated operating results reflect approximately nine months of Copperfield activity: April 2, 2007 to December 31, 2007, and one month of Woods activity: November 30, 2007 to December 31, 2007.

We financed the above acquisitions primarily with proceeds received from the issuance of debt and borrowings under our Revolving Credit Facility, thereby significantly increasing our total outstanding debt in 2007.

Consolidated Results of Operations

The following table sets forth, for the years and periods indicated, our consolidated statement of operations data in thousands of dollars and as a percentage of net sales. Our results for 2009 and 2008 reflect the full-year impact of our above-noted 2007 Acquisitions, whereas the results for 2007 do not include the entire impact of the 2007 Acquisitions, which occurred during the course of that year. As noted above, Copperfield was acquired April 2, 2007 and Woods was acquired November 30, 2007. Accordingly, our 2007 results of operations include approximately nine months of operating results for Copperfield and one month of operating results for Woods.

	Year Ended December 31,						Three Months Ended
	2009		2008		2007		2010		2009
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(In thousands except per share data)
Net sales	$504,152	100.0%	$972,968	100.0%	$864,144	100.0%	155,980	100.0%	117,322	100.0%

Gross profit	75,667	15.0	93,601	9.6	104,593	12.1	22,839	14.6	16,548	14.1
Selling, engineering, general and administrative expenses	40,821	8.1	52,227	5.4	44,258	5.1	11,207	7.2	10,659	9.1
Intangible asset amortization	8,827	1.8	12,006	1.2	7,636	0.9	2,017	1.3	2,630	2.2
Asset impairments	70,761	14.0	29,276	3.0	—	—	—	—	69,498	59.2
Restructuring charges	5,468	1.1	10,225	1.1	874	0.1	888	0.6	657	0.6

Operating income (loss)	(50,210)	(10.0)	(10,133)	(1.0)	51,825	6.0	8,727	5.6	(66,896)	(57.0)
Interest expense	25,323	5.0	29,656	3.0	27,519	3.2	6,532	4.2	6,405	5.5
Gain on repurchase of Senior Notes	(3,285)	(0.7)	—	—	—	—	—	—	—	—
Loss on extinguishment of debt	—	—	—	—	—	—	8,566	5.5	—	—
Other (income) loss, net	(1,195)	(0.2)	2,181	0.2	41	—	(127)	(0.1)	339	0.3

Income (loss) before income taxes	(71,053)	(14.1)	(41,970)	(4.3)	24,265	2.8	(6,244)	(4.0)	(73,640)	(62.8)
Income tax expense (benefit)	(4,034)	(0.8)	(13,709)	(1.4)	9,375	1.1	(2,414)	(1.5)	(8,870)	(7.6)

Net income (loss)	$(67,019)	(13.3)	$(28,261)	(2.9)	$14,890	1.7	$(3,830)	(2.5)	$(64,770)	(55.2)

Diluted earnings (loss) per share	$(3.99)		$(1.68)		$0.88		$(0.23)		$(3.85)

In addition to net income determined in accordance with GAAP, we use certain non-GAAP measures in assessing our operating performance. These non-GAAP measures used by management include: (1) EBITDA, which we define as net income before net interest, income taxes, depreciation and amortization expense (“EBITDA”), (2) Adjusted EBITDA, which is our measure of EBITDA adjusted to exclude the impact of certain specifically identified items (“Adjusted EBITDA”), and (3) Adjusted earnings per share, which we calculate as diluted earnings per share adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate Adjusted EBITDA (“Adjusted EPS”). For the periods presented in this report, the specifically identified items include asset impairments and restructuring charges, gains on our repurchase of our 2012 Senior Notes in 2009, foreign currency transaction gains and losses recorded at our Canadian subsidiary, and an inventory insurance allowance recorded in 2008 in relation to a theft that occurred in 2005.

We believe both EBITDA and Adjusted EBITDA serve as appropriate measures to be used in evaluating the performance of our business. We employ the use of these measures in the preparation of our annual operating budgets and in determining our respective levels of operating and capital investments. We believe both EBITDA and Adjusted EBITDA allow us to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, we believe the inclusion of items such as taxes, interest expense and intangible asset amortization can make it more difficult to identify and assess operating trends affecting our business and industry. We also believe both EBITDA and Adjusted EBITDA are performance measures that provide investors, securities analysts and other interested parties a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. However, the usefulness of both EBITDA and Adjusted EBITDA as performance measures are limited by the fact that they both exclude the impact of interest expense, depreciation and amortization expense, and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use either EBITDA or Adjusted EBITDA as the only measures of our performance. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance. Finally, other companies may define EBITDA and Adjusted EBITDA differently and, as a result, our measure of EBITDA and Adjusted EBITDA may not be directly comparable to EBITDA and Adjusted EBITDA measures of other companies.

Similarly, we believe our use of Adjusted EPS provides an appropriate measure to use in assessing our performance across periods given that this measure provides an adjustment for certain significant items, the magnitude of which may vary significantly from period to period and, thereby, have a disproportionate effect on the earnings reported for a given period. However, we do not, and do not recommend that you, solely use Adjusted EPS to assess our financial and earnings performance. We also use, and recommend that you use, diluted earnings per share in addition to Adjusted EPS in assessing our earnings performance.

The following tables, which reconcile our measure of Adjusted EPS to diluted earnings per share, and Adjusted EBITDA to net income, respectively, should be used along with the above statements of operations for the periods presented, in conjunction with the results of operations review that follows.

Diluted earnings per share, as determined in accordance with GAAP, to Adjusted EPS

	Year Ended December 31,			Three Months Ended March 31,
	2009	2008	2007	2010	2009
Diluted earnings (loss) per share	$(3.99)	$(1.68)	$0.88	$(0.23)	$(3.85)
Asset impairments(1)	3.93	1.18	—	—	3.64
Restructuring charges(2)	0.20	0.43	0.03	0.03	0.03
Loss on extinguishment of debt(3)	—	—	—	0.31	—
Gains on repurchase of Senior Notes(4)	(0.12)	—	—	—	—
Foreign currency transaction loss (gain)(5)	(0.04)	0.09	—	—	0.02
Insurance-related recovery reserve(6)	—	0.06	—	—	—

Adjusted diluted earnings (loss) per share	$(0.02)	$0.08	$0.91	$0.11	$(0.16)

Net income, as determined in accordance with GAAP, to EBITDA and Adjusted EBITDA

	Year Ended December 31,			Three Months Ended March 31,
	2009	2008	2007	2010	2009
	(In thousands)
Net income (loss)	$(67,019)	$(28,261)	$14,890	$(3,830)	$(64,770)
Interest expense(a)	25,323	29,656	27,519	6,532	6,405
Income tax expense (benefit)	(4,034)	(13,709)	9,375	(2,414)	(8,870)
Depreciation and amortization expense(a)	21,883	28,594	20,476	4,913	6,095

EBITDA	$(23,847)	$16,280	$72,260	$5,201	$(61,140)

Asset impairments(1)	70,761	29,276	—	—	69,498
Restructuring charges(2)	5,468	10,225	874	888	657
Loss on extinguishment of debt(3)	—	—	—	8,566	—
Gains on repurchase of Senior Notes(4)	(3,285)	—	—	—	—
Foreign currency transaction loss (gain)(5)	(1,195)	2,250	—	(127)	339
Insurance-related reserve(6)	—	1,588	—	—	—

Adjusted EBITDA	$47,902	$59,619	$73,134	$14,528	$9,354

(a)	Depreciation and amortization expense shown in the above schedule excludes amortization of debt issuance costs, which are included as a component of interest expense.

The nature of each individual item shown in the table above which has been excluded from EBITDA in order to arrive at our measure of Adjusted EBITDA for each of the periods presented is detailed in the analysis of operating results that follows.

Earnings and Performance Summary for the Three Months Ended March 31, 2010 Compared with Three Months Ended March 31, 2009

We recorded a net loss of $3.8 million (or a loss of $0.23 per diluted share) in the first quarter of 2010, as compared to net loss of $64.8 million (or a loss of $3.85 per diluted share) for the first quarter of 2009. For the first quarter of 2010, we recorded EBITDA of $5.2 million, as compared to $(61.1) million in EBITDA for the first quarter of 2009. As set forth below, results for these periods were impacted by certain significant items, the magnitude of which may vary significantly from period to period and, thereby, have a disproportionate effect on the earnings reported for any given period. The income-statement review below contains further detail regarding these items. Parenthetical numeric references correspond with the above tables.

Asset impairments (1): Our results for the first quarter of 2009 were significantly impacted by non-cash asset impairments of $69.5 million ($61.2 million after tax, or $3.64 per diluted share), primarily as a result of a non-cash goodwill impairment charge recorded during the first quarter of 2009 relative to our Distribution segment. No asset impairments were recorded during the first quarter of 2010.

Restructuring charges (2): Our results for the first quarter of 2010 and 2009 included $0.9 million ($0.5 million after tax or $0.03 per diluted share) and $0.7 million ($0.5 million after tax or $0.03 per diluted share), respectively, in restructuring charges recorded primarily in connection with the closing of two plants in 2009, as well as for holding costs associated with certain properties closed in connection with the integration of our 2007 Acquisitions.

Loss on repurchase of 2012 Senior Notes (3): In 2010, we refinanced our 2012 Senior Notes by issuing $275.0 million in 2018 Senior Notes. As a result of the transaction, we recorded an associated loss of $8.6 million ($5.2 million after tax, or $0.31 per diluted share).

Foreign currency transaction loss (gain) (5): We recorded a foreign currency transaction gain of $0.1 million ($0.08 million after tax, or $0.00 per diluted share) in the first quarter of 2010 and a foreign currency transaction loss of $0.3 million ($0.3 million after tax, or $0.02 per diluted share) in the first quarter of 2009 related to the impact of exchange rate fluctuations on our Canadian subsidiary.

Further details regarding the above-noted items are set forth below in the operations review.

Excluding the impact of the above-noted items, as detailed further below, our results for the first quarter of 2010 as compared to the first quarter of 2009, primarily reflect the impact of moderately improved market conditions which have resulted in increased demand levels, and the favorable impact of increased demand on our profitability, primarily in the form of higher overall gross profit. Our Adjusted EBITDA increased to $14.5 million, as compared to $9.4 million in the first quarter of 2009, as a result of the impact of higher demand levels and our ability to leverage our fixed costs over an increased sales base, partially offset by higher copper prices. The favorable impact of operating leverage mitigated the negative impact of increased copper prices in the face of continued excess capacity in the wire and cable industry which has caused continued pricing and gross margin pressures.

Three Months Ended March 31, 2010 Compared with Three Months Ended March 31, 2009

Net sales — Net sales for the quarter were $156.0 million compared to $117.3 million for the first quarter of 2009, an increase of $38.7 million or 33.0%. The increase reflected significantly higher average copper prices and increased volumes during the first quarter of 2010 as compared to the same quarter last year. During the first quarter of 2010, the average daily selling price of copper cathode on the COMEX, averaged $3.29 per pound as compared to an average of $1.57 per pound for the first quarter of 2009. For the quarter, our total sales volume (measured in total pounds shipped) increased 8.8% compared to the first quarter of 2009 due to overall moderately improved market conditions within the industrial and OEM markets, and to a lesser degree, volume added as a result of new products introduced late in 2009 and early in 2010, primarily industrial cable products. On a sequential quarter basis, total volumes for the first quarter of 2010 were 5.9% higher than total volumes for the fourth quarter of 2009, reflecting the above-noted favorable impact of improved market conditions and new product sales.

Gross profit — We generated $22.8 million in total gross profit for the quarter, as compared to $16.5 million in the first quarter of 2009, an increase of $6.3 million, or 38.2%. The improvement primarily reflects the impact of the above-noted volume increases, with increased gross profit being recorded in both our Distribution and OEM segments as compared to the same quarter last year. For the quarter, our gross profit as a percentage of net sales (“gross profit rate”) also improved. Our gross profit rate was 14.6% for the first quarter of 2010 compared to 14.1% for the first quarter of 2009. This gross profit rate improvement reflected the favorable impact of lower unfavorable overhead variances and increased expense leverage as our fixed costs were spread over an increased net sales base. The favorable impact of improved fixed-cost leverage more than offset the impact of significant increases in copper prices. A significant portion of our business involves the production and sale of products which are priced to earn a fixed dollar margin, which causes our gross profit rate to compress in higher copper price environments, as was the case in the first quarter of 2010 as compared to the first quarter of 2009.

Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $11.2 million for the first quarter of 2010, as compared to $10.7 million for the first quarter of 2009, while our SEG&A as a percentage of total net sales decreased to 7.2% for the first quarter of 2010, as compared to 9.1% for the first quarter of 2009. This decline in SEG&A rate, reflects the favorable impact of increased expense leverage as our fixed costs were spread over a higher net sales base. Effective January 1, 2010, we reinstated the company match relative to our 401(K) savings plan. As a result, we recorded approximately $0.4 million in matching expense during the first quarter of 2010.

Intangible amortization expense — Intangible amortization expense for the first quarter of 2010 was $2.0 million as compared to $2.6 million for the first quarter of 2009, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. These intangible assets are amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. Amortization for the first quarter of 2010 was lower than the first quarter of 2009, primarily as a function of the impact of the aforementioned accelerated amortization methodology.

Asset impairments — During our quarter ended March 31, 2009, based on a combination of factors in existence at the time, including a significant decline in our market capitalization during the first quarter of 2009, as well as the recessionary economic environment and its then estimated potential impact on our business , we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis during the first quarter of 2009. Based on the work performed, we concluded that a goodwill impairment had incurred within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. Accordingly, we recorded a non-cash goodwill impairment charge of approximately $69.5 million, representing our best estimate of the impairment loss during the first quarter of 2009. No indicators of impairment existed during the first quarter of 2010.

Restructuring charges — Restructuring charges for the three months ended March 31, 2010 were $0.9 million, as compared to $0.7 million for the first quarter of 2009. For the first quarter of 2010, these expenses primarily related to closing costs associated with locations closed in 2009. For the first quarter of 2009, these expenses were primarily incurred in connection with severance for headcount reductions and for certain holding costs incurred relative to facilities closed during 2008.

Interest expense — We incurred $6.5 million in interest expense for the first quarter of 2010, as compared to $6.4 million for the three months ended March 31, 2009. The moderate increase in net interest expense was due primarily to higher average outstanding borrowings.

Income tax expense (benefit) — We recorded an income tax benefit of $2.4 million for the first quarter of 2010 compared to income tax benefit of $8.9 million for the first quarter of 2009, reflecting the pre-tax losses in the first quarter of 2010 and 2009. The decrease in our effective tax rate for the first quarter of 2010 as compared to the first quarter of 2009 reflects the fact that the $69.5 million pre-tax goodwill impairment charge recorded during the first quarter of 2009 included a significant amount of goodwill without corresponding tax basis, thereby reducing the associated tax benefit for the pre-tax charge and our effective tax rate for the quarter.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Three Months Ended March 31,
	2010		2009
	Amount	%	Amount	%
	(In thousands)
Net Sales:
Distribution	$114,432	73.4%	$90,100	76.8%
OEM	41,548	26.6	27,222	23.2

Total	$155,980	100.0%	$117,322	100.0%

Operating Income (Loss):
Distribution	$10,486	9.2%	$7,575	8.4%
OEM	3,302	7.9	493	1.8

Total segments	13,788		8,068
Corporate	(5,061)		(74,964)

Consolidated operating income (loss)	$8,727	5.6%	$(66,896)	(57.0)%

Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. Depreciation expense is not allocated to segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our numerous manufacturing work centers.

Accordingly, as products are produced and sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.

Three Months Ended March 31, 2010 Compared with Three Months Ended March 31, 2009

Distribution Segment

For the first quarter of 2010, net sales were $114.4 million, as compared to $90.1 million for the first quarter of 2009, an increase of $24.3 million, or 27.0%. As noted above in our discussion of consolidated results, this increase was due primarily to an increase in copper prices and sales volumes as compared to the same quarter last year. For the 2010 quarter, our Distribution segment total sales volume (measured in total pounds shipped) increased 10.1% compared to the first quarter of 2009, reflecting moderately improved overall market conditions and the favorable impact of sales of new products, primarily industrial cable products.

Operating income was $10.5 million for the first quarter of 2010, as compared to $7.6 million for the first quarter of 2009, an increase of $2.9 million, primarily reflecting the above-noted impact on gross profit of increased sales volumes in 2010. Our segment operating income rate was 9.2% for the 2010 quarter, as compared to 8.4% for the same period last year. The increase in the operating income rate was primarily due to increased expense leverage of fixed expenses given the higher sales base for the first quarter of 2010 as compared to the same quarter last year.

OEM Segment

For the first quarter of 2010, net sales were $41.5 million, as compared to $27.2 million for the first quarter of 2009, an increase of $14.3 million, or 52.6%. As noted above in our discussion of consolidated results, this increase was due primarily to an increase in copper prices and sales volumes as compared to the same quarter last year. For the 2010 quarter, our OEM segment total sales volume (measured in total pounds shipped) increased 6.1% compared to the first quarter of 2009, primarily reflecting improved market conditions and increased demand from existing customers which had been particularly affected by the economic circumstances in existence during the first quarter of 2009.

Operating income was $3.3 million for the first quarter of 2010, as compared to $0.5 million for the first quarter of 2009, an increase of $2.8 million, primarily reflecting the above-noted impact of higher sales levels in 2010. Our segment operating income rate was 7.9% for the 2010 quarter, as compared to 1.8% for the same quarter last year. The increase in the operating income rate was primarily due to increased expense leverage of fixed expenses given the higher sales base for the first quarter of 2010 as compared to the same quarter last year.

Earnings and Performance Summary for the Year Ended December 31, 2009

We recorded a net loss of $67.0 million (or a loss of $3.99 per diluted share) in 2009, as compared to net loss of $28.3 million (or a loss of $1.68 per diluted share) for 2008, and net income of $14.9 million ($0.88 per diluted share) for 2007. For 2009, we recorded EBITDA of $(23.8) million, as compared to EBITDA of $16.3 million and $72.3 million in 2008 and 2007, respectively. As set forth above, results for these periods were impacted by certain significant items, the magnitude of which may vary significantly from period to period and, thereby, have a disproportionate effect on the earnings reported for any given period. The income-statement review below contains further detail regarding each of these items.

Asset impairments (1): Our results for 2009 were significantly impacted by non-cash asset impairments of $70.8 million ($66.1 million after tax, or $3.93 per diluted share), primarily as a result of a non-cash goodwill impairment charge recorded during the first quarter of 2009 relative to our Distribution segment. For 2008, we recorded $29.3 million ($19.7 million after tax, or $1.18 per diluted share) in non-cash asset impairments which were recorded in the fourth quarter of 2008 and primarily related to our OEM segment.

Restructuring charges (2): Our results for 2009, 2008 and 2007 included $5.5 million ($3.4 million after tax or $0.20 per diluted share), $10.2 million ($7.3 million after tax or $0.43 per diluted share), and $0.9 million ($0.6 million after tax or $0.03 per diluted share), respectively, in restructuring charges primarily incurred in connection with the integration of our 2007 Acquisitions, as well as our two 2009 plant closures.

Gains on repurchase of 2012 Senior Notes (4): In 2009, we repurchased approximately $15.0 million in aggregate par value of our 2012 Senior Notes and recorded an associated gain of $3.3 million ($2.0 million after tax, or $0.12 per diluted share).

Foreign currency transaction loss (gain) (5): We recorded a foreign currency transaction gain of $1.2 million ($0.7 million after tax, or $0.04 per diluted share) in 2009 and a foreign currency transaction loss of $2.2 million ($1.6 million after tax, or $0.09 per diluted share) in 2008 related to the impact of exchange rate fluctuations on our Canadian subsidiary.

Insurance-related reserve (6): In 2008, we recorded an allowance of $1.6 million ($1.1 million after tax, or $0.06 per diluted share) in relation to an insurance receivable for an inventory theft that occurred in 2005 at a since-closed facility.

Further details regarding each of the above-noted items are set forth below in the operations review.

Excluding the impact of the above-noted items, our results for 2009 as compared to 2008, primarily reflect the impact of significantly lower overall demand levels given the recessionary conditions throughout 2009, and the impact of this declined demand on our profitability, primarily in the form of lower overall gross profit. We were, however, able to partially mitigate the impact of the decline in demand through our cost-cutting and production right-sizing efforts, as well as improved results in our OEM segment.

For 2009, our total sales volume (measured in total pounds shipped) decreased 37.8% compared to 2008. This decline in overall volumes, coupled with the impact of lower average copper prices, were major factors in our 2009 revenues decreasing 48.2% compared to 2008 levels. However, despite the 48.2% sales decline, our Adjusted EBITDA for 2009 declined at a slower rate in comparison to sales, a decrease of 19.7% compared to 2008 levels, reflecting the favorable impact of major efforts made in 2009 to lower our overhead costs, and right-size our production and distribution capacity. In addition, we derived a benefit from significant improvement in our OEM segment, where operating income increased from an operating loss of $3.3 million recorded in 2008 to operating income of $7.1 million realized in 2009. This improvement came despite significantly lower OEM sales and reflected the favorable impact of our 2008 OEM customer rationalization efforts, as further explained in the “segment results” section for OEM. We believe our management of costs and production capacity in 2009 has improved our operating leverage and that we are well positioned to benefit from any recovery in the overall economy and accompanying increase in market demand levels in the future.

Other significant events, actions and accomplishments included:

•

Continued to improve our capital structure. We reduced our total outstanding debt by $36.0 million in 2009, with this reduction being in addition to a $95.0 million reduction during 2008 in significant part as a result of concerted efforts across all of our production facilities to manage our working capital, particularly our inventory levels, to reflect lower demand and our customer-rationalization within our OEM segment, as further discussed in our operating results review below. The $36.0 million reduction in 2009 included the repurchase of approximately $15.0 million in aggregate principal amount of our 2012 Senior Notes, which were purchased at a discount generating a $3.3 million gain and lowering our interest expense.

•

Fully integrated our Copperfield acquisition, allowing us to achieve the production-related and synergistic merger benefits associated with this acquisition and permitting us to operate with a single, company-wide set of production and back-office systems, thereby enhancing the efficiency and effectiveness of operations;

•

Closed facilities and consolidated the related operations of our East Longmeadow, MA and Oswego, NY facilities as part of our efforts to align manufacturing capacity with market demand. In addition, our headcount at the end of 2009 totaled 934 employees, which was down 246 employees from December 31, 2008, including a number of support and indirect labor positions. We believe our rightsizing and cost-reduction efforts have lowered our overall fixed costs, which will further enhance our profitability if and when overall demand levels increase in the future.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Net sales — Our net sales for 2009 were $504.2 million compared to $973.0 million for 2008, a decrease of $468.8 million, or 48.2%. The decline in net sales reflected both lower sales volumes and lower average copper prices for 2009 as compared to 2008. Our total sales volume (measured in total pounds shipped) decreased 37.8% for 2009 compared to 2008, with volumes declining 31.4% in our Distribution segment and 49.5% in our OEM segment. The overall volume decline was primarily a function of significant contraction in demand across our business in the face of the recessionary conditions that were prevalent throughout 2009. The more significant sales volume decline noted within our OEM segment reflected both the impact of recessionary conditions, as well as the impact of planned sales reductions within this segment resulting from our OEM customer rationalization efforts, which are further discussed within our OEM segment-level analysis. The magnitude of our overall year-over-year sales declines moderated somewhat in the fourth quarter of 2009, given the significant decline in sales volumes experienced during the fourth quarter of 2008. For the fourth quarter of 2009, our sales volumes declined 25.5% compared to the same quarter last year. While volume levels remained well below 2008 levels, we did experience certain levels of demand stabilization in the last three quarters of 2009, with such demand stabilization contrasting with the significant contraction in demand experienced during the fourth quarter of 2008 and first quarter of 2009. In addition to volume declines, our 2009 sales results as compared to 2008 reflected lower average daily selling price of copper cathode on the COMEX, which averaged $2.37 per pound during 2009, as compared to an average of $3.13 per pound for the 2008.

Gross profit — Lower overall demand in 2009 as compared to 2008, was the primary reason we generated $75.7 million in total gross profit for 2009, as compared to $93.6 million for 2008, which represented a decline of $17.9 million, or a decline of 19.1%. We did, however, significantly improve our gross profit as a percentage of net sales (“gross profit margin”) in 2009 compared to 2008, primarily as a result of reducing costs and rightsizing our plant production and distribution platforms. For 2009, our gross profit margin improved to 15.0% compared to 9.6% for 2008. Our gross profit margin in 2008 reflected the impact of a severe decline in sales demand which occurred during the fourth quarter of 2008. In response, we reduced our workforce and plant production, closing our production facilities for an extended period during the fourth quarter of 2008. These actions, while lowering our variable labor and overhead costs, were not enough to offset the unfavorable impact of increased unfavorable overhead variances given the rapid nature of the sales demand decline and resulting lower production levels. As a result, we generated a gross margin rate of 3.6% in the fourth quarter of 2008, which lowered our annual gross margin rate for 2008 to 9.6%. In 2009, we focused efforts on effectively reducing costs and adjusting plant capacity, including the closure and consolidation of two plants. These efforts were a key factor in our ability to reduce unfavorable plant and overhead variances in 2009 and improve our operating leverage, thereby increasing our gross profit margin. As further discussed in the segment-level analysis that follows, our OEM segment gross profit and overall profitability also improved significantly from 2008 as the result of the above-noted rightsizing efforts, as well as, our OEM customer rationalization efforts undertaken late in 2008, which greatly improved year-over-year results in both OEM and, thus, our consolidated results. To a lesser degree, our consolidated gross profit margin in 2009 as compared to 2008 was also favorably impacted by lower average copper prices in 2009 as compared to 2008.

Selling, engineering, general and administrative (“SEG&A”) expense — We incurred total SEG&A expense of $40.8 million for 2009, as compared to $52.2 million for 2008, which represented a decline of $11.4 million, or 21.8%. As noted above, our SEG&A expense for 2008 included a $1.6 million non-cash charge recorded relative to an insurance receivable for a 2005 inventory theft. The remaining $9.8 million decrease in SEG&A during 2009, as compared to the same period last year, primarily reflects the impact of (1) lower commission expense which accounted for $2.9 million of the decrease; (2) lower payroll-related expense as a result of lower total headcounts which accounted for $1.9 million of the total decrease; (3) the favorable impact of resolving certain customer-related collection and other matters which accounted for $1.1 million of the decrease; and (4) lower spending across a number of general and administrative expense areas which accounted for the remaining $3.9 million of the overall decrease. Our SEG&A as a percentage of total net sales increased to 8.1% for 2009, as compared to 5.4% for 2008, reflecting the impact of lower expense leverage as our fixed costs were spread over a lower net sales base.

Intangible amortization expense — Intangible amortization expense for 2009 was $8.8 million as compared to $12.0 million for 2008, with the expense in both periods arising from the amortization of intangible assets recorded in relation to our 2007 Acquisitions. The lower amortization expense in 2009 reflects the impact of an impairment charge we recorded during the fourth quarter of 2008 against our then-existing balance in intangible assets and the accelerated amortization methodology used to amortize intangible assets.

Asset impairments — As noted above, for 2009, we recorded a total of $70.8 million in asset impairments as compared to $29.3 million in 2008. During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization during the first quarter of 2009, as well as the recessionary economic environment in existence and its then estimated potential impact on our business. As a result of performing the related impairment test during the first quarter of 2009, we recorded a non-cash goodwill impairment charge of $69.5 million, which represented impairment losses incurred within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. Further goodwill impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for our businesses. The remaining $1.3 million in asset impairment charges recorded in 2009 related to closed properties currently being marketed for sale. The resulting adjusted carrying value for each of these closed properties represents our estimate of each property’s fair value determined by management after considering the best information available and the likely assumptions market participants would use in valuing the assets. For 2008, we recorded $29.3 million in non-cash asset impairments which were primarily related to our OEM segment. The impairments, recognized in the fourth quarter of 2008, primarily reflect the impact of our decision during that quarter to significantly downsize our sales projections for, and capacity within, the OEM segment after having been unsuccessful in securing necessary price increases with certain OEM customers. These facts, as well as the impact that the declining economy was having on customers within the OEM segment at that time, were all factors which gave rise to the 2008 asset impairments.

Restructuring charges — Restructuring charges for 2009 were $5.5 million, as compared to $10.2 million for 2008. For 2009, these expenses were primarily incurred in connection with severance for headcount reductions and for lease and holding costs incurred relative to those facilities closed during 2008 and 2009. We closed our East Long Meadow, Massachusetts and Oswego, New York facilities in March and August of 2009, respectively.

For 2008, restructuring charges primarily reflected costs incurred in connection with the integration of our 2007 Acquisitions. In addition, during the second half of 2008, we announced and executed a series of separately planned workforce reduction initiatives, including (1) a headcount reduction at our Oswego, New York manufacturing facility, and (2) workforce reductions at our El Paso, Texas facilities and within our corporate offices in Waukegan, Illinois. The Oswego reductions were made as the result of a decision to transition copper fabrication activities from the Oswego plant to our Bremen, Indiana facility. The El Paso and corporate reductions were in part a function of our integration efforts, as well as in response to the deterioration of economic conditions during the fourth quarter of 2008. In total, we reduced our headcount by approximately 200 employees during the fourth quarter of 2008 as a result of these actions.

We currently have nine closed facilities, five of which are leased for various lengths of time through 2015, and four of which are owned, for which we are obligated to pay holding costs. We anticipate paying between approximately $1.5 million and $2.5 million in such costs in 2010 without giving effect to our successfully negotiating any potential sales, subleases, or lease buy-outs in relation to one or more of these properties. We do not currently have any new significant restructuring initiatives planned for 2010; however, management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that we may determine further plant closings, restructurings and workforce reductions are necessary, some of which may be significant.

Interest expense — We incurred $25.3 million in interest expense for 2009, as compared to $29.7 million for 2008. The decrease in interest expense was due primarily to lower average outstanding borrowings in 2009 as compared to the same time period last year.

Gain on repurchase of 2012 Senior Notes — We recorded a $3.3 million gain during 2009 resulting from our repurchase of $15.0 million in aggregate par value of our 2012 Senior Notes.

Other (income) loss — We recorded other income of $1.2 million in 2009 as compared to a loss of $2.2 million in 2008, with both years’ amounts reflecting the impact of exchange rate changes on our Canadian subsidiary.

Income tax expense (benefit) — We recorded an income tax benefit of $4.0 million 2009, compared to an income tax benefit of $13.7 million for 2008. Our effective tax rate for 2009 was 5.7% compared to an effective tax rate of 32.7% for the same period last year. This decline in our effective tax benefit rate primarily reflects the $69.5 million pre-tax, non-cash goodwill impairment charge recorded during 2009. A significant amount of the related goodwill did not have a corresponding tax basis, thereby reducing the associated tax benefit for the pre-tax charge. We would expect our 2010 tax rate to increase in the absence of further non-deductible impairment charges and more closely approximate the statutory tax rate.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Net sales — Our net sales for 2008 were $973.0 million compared to $864.1 million for 2007, an increase of $108.9 million, or 12.6%. Our total sales volume (measured in total pounds shipped) increased 12.7% for 2008 compared to 2007. These full-year increases, due primarily to the expansion of our customer base as a result of our 2007 Acquisitions, occurred during the first three quarters of the year and were not indicative of trends which existed at the end of 2008.

During the fourth quarter of 2008, we experienced a significant contraction in demand across our business in the face of recessionary conditions. Volumes declined throughout the quarter as compared to volumes during the first three quarters of 2008, with the rate of decline accelerating toward the end of 2008 and into 2009. For the fourth quarter of 2008, our total sales volume declined 21.3% as compared to the same quarter in 2007, reflecting volume declines of 7.5% and 43.5% within our Distribution and OEM segments, respectively. The decline in Distribution segment volume was mitigated somewhat by the impact of 2007 Acquisitions, as the fourth quarter of 2008 included the full benefit of the Woods acquisition, whereas the fourth quarter of 2007 included only one month of Woods sales. The significant fourth quarter volume declines were coupled with a sharp drop in the price of copper, reducing our fourth quarter sales to $182.2 million, a decline of $72.1 million, or 28.4%, from the same quarter in 2007. During the fourth quarter of 2008, copper averaged $1.75 per pound, representing a 49.3% decline compared to an average of $3.45 per pound for the third quarter of 2008, and a 46.2% decline from an average price of $3.25 per pound for the fourth quarter of 2007. This sharp fourth quarter decline in copper prices mitigated the impact of significant increases in copper prices noted during the first nine months of 2008. Thus, for the year, the daily selling price of copper cathode on the COMEX averaged $3.13 per pound in 2008, representing a 3.1% decline from 2007.

Gross profit — We generated $93.6 million in total gross profit in 2008 compared to $104.6 million in 2007, a decline of $11.0 million. Our gross profit margin for 2008 was 9.6% compared to 12.1% for 2007. Both the decline in gross profit dollars and gross profit margin for 2008 reflected poor gross profit performance within the OEM segment throughout most of 2008, as well as a significant decline in fourth quarter gross profit across both the OEM and Distribution segments. Our total gross profit increased $13.0 million in aggregate through the first three quarters of 2008 as the impact of our 2007 Acquisitions more than offset declined margin within the OEM segment. This increase in margin recorded for the first three quarters of 2008, however, was more than offset by a $24.0 million decline in margin for the fourth quarter of 2008, as compared to the same quarter in 2007. In response to the severe decline in sales demand during the fourth quarter of 2008, we reduced our workforce and plant production, closing our production facilities for an extended period during the fourth quarter of 2008 to control stock levels given lower demand levels. These actions lowered our variable labor and overhead costs, but were not enough to offset the unfavorable impact of increased unfavorable overhead variances given the rapid nature of the sales demand decline and resulting lower production levels. These unfavorable variances were a significant factor in both the fourth quarter and full-year 2008 gross profit declines as compared to the same periods in 2007.

In addition, our margins were negatively impacted by a sharp drop in copper prices during the fourth quarter of 2008, as we believe many competing suppliers lowered prices further and more rapidly in the face of the lowered overall demand and excess industry capacity than would be expected in the context of more normal market conditions. In this regard, our 2008 gross profit included the unfavorable impact of a $4.8 million charge recorded during the fourth quarter of 2008 to reflect a lower of cost or market adjustment for our on-hand inventory as of December 31, 2008. This charge reflected the impact of the above-noted severe decline in copper prices during late 2008 coupled with weakened sales demand which created downward pricing pressure in the market, reducing the market value for certain of our inventory below its first in, first out (“FIFO”) carrying value and requiring an adjustment to reflect such inventory at the lower of cost or market at December 31, 2008.

Selling, engineering, general and administrative — We incurred SEG&A expense of $52.2 million in 2008 compared to $44.3 million for 2007, an increase of $7.9 million. As a percentage of net sales, SEG&A expense was 5.4% in 2008, as compared to 5.1% in 2007. As noted above, SEG&A expense for 2008 included a non-cash charge of $1.6 million for an allowance established during 2008 for an insurance claim we filed for thefts which occurred in 2005 at our manufacturing facility in Miami Lakes, Florida, which we have since closed. During the third quarter of 2008, as a result of failing to secure satisfactory settlement of the matter with our insurers, we commenced legal action in regard to this matter and recorded an allowance for the related insurance receivable. Excluding the impact of this non-cash charge, SEG&A expense for 2008 was $50.6 million, or 5.2% of total net sales for 2008. The remaining $6.3 million increase in SEG&A expense for 2008 as compared to 2007 included a $1.2 million increase in payroll-related expenses, as reduced incentive-based payroll expense was more than offset by the impact of headcount increases occurring during the first half of 2008. These increases were largely as a result of employees added from our 2007 Acquisitions. We significantly reduced our headcount in the second half of 2008, in part due to the integration of the 2007 Acquisitions, as well as in response to the sharp decline in sales demand experienced late in 2008, as noted above. The remaining $5.1 million increase in SEG&A expense from 2007 occurred across a number of general expense categories, most notably professional fees and information technology expenses associated primarily with our integration efforts.

Intangible amortization expense — We recorded a total of $12.0 million and $7.6 million in amortization expense for 2008 and 2007, respectively, in connection with intangible assets recognized as part of our 2007 Acquisitions, with the increased expense recorded in 2008 mainly attributable to the fact that 2008 reflected a full year of intangible amortization expense.

Asset impairments — We recorded a total of $29.3 million in non-cash asset impairments in 2008. The charges were primarily related to our OEM segment as discussed above in the comparison of 2009 and 2008 consolidated operating results.

Restructuring charges — Restructuring charges of $10.2 million were recorded in 2008 compared to $0.9 million in 2007. For 2008, these expenses were primarily incurred in connection with the integration of our 2007 Acquisitions.

Interest expense — We incurred $29.7 million in interest expense in 2008, compared to $27.5 million in 2007, an increase of $2.2 million. The increase was due primarily to additional expense related to the 2007 Notes and increased borrowings under our Revolving Credit Facility during 2008. During the course of 2007, we increased our total debt level significantly to fund our acquisition activities, including the acquisition of Copperfield in April of 2007 and Woods in November 2007. These increased debt levels increased our interest expense for 2008, as compared to 2007, which did not contain a full-year impact of the higher borrowing levels brought about by the 2007 Acquisitions. We did, however reduce our debt levels during the second half of 2008, and at December 31, 2008, our total debt was $272.8 million, down from total debt of $367.8 million outstanding at December 31, 2007.

Other (income) loss — As noted above, other loss for 2008 primarily reflects the unfavorable impact of exchange rates on our Canadian subsidiary.

Income tax expense (benefit) — We recorded an income tax benefit of $13.7 million in 2008 compared to income tax expense of $9.4 million for the year ended December 31, 2007, with the decline reflecting the pre-tax loss in 2008.

Segment Results

The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2009		2008		2007
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(In thousands)
Net sales:
Distribution	$390,911	77.5%	$670,740	68.9%	$576,602	66.7%
OEM	113,241	22.5	302,228	31.1	287,542	33.3

Total	$504,152	100.0%	$972,968	100.0%	$864,144	100.0%

	Amount	Percent of Segment Net Sales	Amount	Percent of Segment Net Sales	Amount	Percent of Segment Net Sales
Operating income (loss):
Distribution	$36,666	9.4%	$57,142	8.5%	$58,439	10.1%
OEM	7,074	6.2%	(3,348)	(1.1)%	8,323	2.9

Total	43,740		53,794		66,762
Corporate	(93,950)		(63,927)		(14,937)

Consolidated Operating Income (Loss)	$(50,210)		$(10,133)		$51,825

Segment operating income represents income from continuing operations before net interest expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. The accounting policies of the segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

Distribution Segment

For 2009, net sales were $390.9 million, as compared to $670.7 million for 2008, a decrease of $279.8 million, or 41.7%. As noted above in our discussion of consolidated results, this decrease was due primarily to a decline in sales volumes and copper prices as compared to 2008. For 2009, our Distribution segment sales volume (measured in total pounds shipped) decreased 31.4% compared to 2008.

Operating income was $36.7 million for 2009, as compared to $57.1 million for 2008, a decline of $20.4 million, primarily reflecting the above-noted impact on gross profit of decreased sales volumes in 2009, partially offset by an improved gross margin rate and lower SEG&A expense. Our segment operating income rate was 9.4% for 2009, as compared to 8.5% for 2008. The improvement in the operating income rate in 2009 was primarily due to the favorable impact in 2009 of cost rationalization efforts and the unfavorable impact on 2008 results that arose from significant unfavorable overhead variances recorded during the fourth quarter of that year due to a rapid and significant decline in volume levels during the fourth quarter of 2008.

In 2008, net sales increased $94.1 million, from $576.6 million to $670.7 million, or 16.3%, compared to 2007. This increase was due primarily to an increase in our sales in this segment during the first three quarters of 2008, partially offset by a significant decline in volume during the fourth quarter of 2008. Our sales increased in this segment during the first three quarters of 2008 due both to increased copper prices and more notably an increase in our customer base as a result of our 2007 Acquisitions which occurred during the course of 2007. As noted above in our review of consolidated results, during the fourth quarter of 2008 we experienced a significant contraction in demand across our business. Our total sales volume declined 7.5% within our Distribution segment during the fourth quarter of 2008 compared to the same quarter of 2007, with the decline mitigated somewhat by the impact of 2007 Acquisitions, as the fourth quarter of 2008 included the full benefit of the Woods acquisition, whereas the fourth quarter of 2007 included only one month of Woods sales. These significant fourth quarter volume declines were coupled with a sharp drop in the price of copper, reducing our total Distribution net sales for the quarter to $141.9 million, a decline of $24.5 million, or 14.7%, from the fourth quarter of 2007.

Operating income was $57.1 million in 2008 compared to $58.4 million for 2007, a decrease of $1.3 million, or 2.2%. This decrease was a function of a significant decline in operating income recorded during the fourth quarter of 2008, as compared to prior quarters in 2008, as well as 2007. As noted above, the recessionary conditions existing during the fourth quarter of 2008 caused a significant and rapid decline in our volumes. Given this rapid decline, our profitability decreased for the same period, as we were not able to offset the impact of the decline with cost savings associated with reduced production levels. As a result, we experienced a significant increase in unfavorable overhead variances during the quarter.

OEM Segment

For 2009, net sales were $113.2 million, as compared to $302.2 million for 2008, a decrease of $189.0 million, or 62.5%. As noted above in our discussion of consolidated results, this decrease was due to a decline in sales volumes and copper prices as compared to 2008. For 2009, our OEM segment sales volume (measured in total pounds shipped) decreased 49.5% compared to 2008. In addition to the impact of recessionary conditions prevalent throughout 2009, the decline in volume also reflected the impact of our customer rationalization efforts within OEM. In late 2008, we decided to reduce the extent of our sales to many customers within this segment as a result of failing to secure adequate pricing for our products from such customers. We determined these actions were necessary to improve the overall financial performance of the Company. As our OEM customer rationalization was completed in late 2008, we do not anticipate any further impact to our OEM revenues from such rationalization efforts.

Operating income was $7.1 million for 2009, as compared to an operating loss of $3.3 million for 2008, an increase of $10.4 million. Our segment operating income rate was 6.2% for 2009, as compared to (1.1)% for 2008. Both the increase in operating income and the improvement in operating income rate during 2009, as compared to 2008, primarily reflected the favorable impact of the above-noted OEM customer and cost rationalization efforts as discussed in our above review of consolidated results.

For 2008, net sales were $302.2 million compared to $287.5 million for 2007, an increase of $14.7 million, or 5.1%. As noted above, this increase was due primarily to increased sales recorded during the first half of 2008 as a result of an increase in our customer base resulting from our 2007 Acquisitions that occurred after the first quarter of 2007. OEM segment sales declined during the second half of 2008, with a significant decline during the fourth quarter of 2008 in the face of recessionary conditions. For the fourth quarter of 2008, our total sales volume declined 43.5% within our OEM segment, as compared to the fourth quarter of 2007, reflecting decreased demand from existing customers which were particularly affected by the then-existing economic circumstances.

We recorded an operating loss of $3.3 million in 2008 compared to operating income of $8.3 million for 2007, a decline of $11.6 million. The OEM operating loss for 2008 excludes the impact of asset impairment charges, which we record as a component of corporate-related expenses. In addition to the impact of a severe decline in 2008 fourth quarter sales and profits as a result of recessionary conditions prevalent during that quarter, our OEM results for 2008 were also negatively impacted by our inability to timely pass on inflationary raw material cost increases to our customers within this segment during 2008.

Net Sales by Groups of Products

Net sales across our four major product lines were as follows:

Net Sales by Groups of Products	2009	2008	2007
	(In thousands)
Industrial Wire and Cable	$187,671	$293,250	$312,105
Electronic Wire	133,090	381,227	402,146
Assembled Wire and Cable Products	167,734	261,313	120,940
Fabricated Bare Wire	15,657	37,178	28,953

Total	$504,152	$972,968	$864,144

As noted above, we are organized internally according to the customers we serve, which is reflected in the structure of our reportable segments: OEM and Distribution. Therefore, we do not focus internally on the operating performance or profitability of our business by product grouping, as shown in the above table. In relation to the data presented above, however, we note that, while all product categories experienced net sales declines in 2009 as compared to 2008 that are primarily reflective of the general recessionary conditions existing throughout 2009, product sales in our electronic wire grouping declined at a more significant level. While we do not have visibility to the specific end markets into which our products are ultimately sold, based on the nature of, and general applications for, such products, we believe the relatively more significant decline within the electronic wire grouping is reflective of the fact that many of the products within this category, such as thermostat, irrigation, security and telephone wire, are used in residential and commercial construction. We would not expect any significant increase in sales in 2010 within this category given the current condition of these markets. The decline in fabricated bare wire sales for 2009 as compared to 2008 reflects the above-noted impact of recessionary condition existing throughout 2009 and, to a lesser degree, our decision, upon closing our Oswego, New York facility, to exit some specially fabricated bare wire production: Also of note is the sharp increase in the level of sales within the Assembled Wire and Cable Products category between 2008 and 2007. This increase was reflective of the addition of Woods in late 2007, which increased our sales levels within this category.

Debt

The following summarizes long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

	As of March 31, 2010	As of December 31, 2009
Revolving credit facility expiring April 2, 2012	$—	$10,239
Senior notes due October 15, 2012 and February 15, 2018, respectively	271,478	226,597
Capital lease obligations	13	17

Total long-term debt, including current portion	$271,491	$236,853

As of March 31, 2010, we had a total of $24.6 million in cash and cash equivalents and no outstanding borrowings under our Revolving Credit Facility. Also, as of March 31, 2010, we have no required debt repayments until our Notes mature in 2018.

Our five-year revolving credit facility (the “Revolving Credit Facility”), which expires in April 2012, is a senior secured facility that provides for aggregate borrowings of up to $200.0 million, subject to certain limitations. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At March 31, 2010, we had $103.5 million in remaining excess availability. Interest on borrowings under the Revolving Credit Facility is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility. In addition, we pay a 0.50% unused line fee pursuant to the terms of the Revolving Credit Facility for unutilized availability.

Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10.0 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (1) $200.0 million or (2) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit.

We amended our Revolving Credit Facility on January 19, 2010, in connection with the issuance of the 2018 Senior Notes (i) to permit the sale of the Original 2018 Senior Notes and the Add-on-2018 Senior Notes (ii) to enhance our ability to create and finance foreign subsidiaries, and (iii) to change covenants and make other provisions to increase operating flexibility. Pursuant to this amendment, borrowing availability under the Revolving Credit Facility for foreign subsidiaries is limited to the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (ii) $25 million (excluding permitted intercompany indebtedness of such foreign subsidiaries).

The Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary, but not our Chinese 100%-owned entity.

The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10.0 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30.0 million. We maintained greater than $30.0 million of monthly excess availability during the first quarter of 2010.

As of March 31, 2010, we were in compliance with all of the covenants of our Revolving Credit Facility.

Refinancing of 2012 Senior Notes with Old Notes

In the first quarter of 2010, in order to take advantage of what we believed were favorable refinancing conditions at the time, we undertook a refinancing of our 2012 Senior Notes in order to extend the maturity date of such long-term, unsecured debt, and lower the coupon rate on such debt. In total, we issued $275 million of Old Notes, which resulted in $271.9 million in proceeds (after giving effect to $3.6 million in original issuance discounts and $0.5 million of prepaid interest). A portion of the proceeds were used to retire our $225 million of remaining 2012 Senior Notes, and the remainder is available to be used in the future for general corporate purposes, including potential acquisitions. As detailed below, the issuance of our Old Notes occurred in two parts, both completed during the first quarter of 2010.

On February 3, 2010 we completed a private placement under Rule 144A under the Securities Act of 1933 of $235 million aggregate principal amount of 9.0% unsecured senior notes due in 2018 (the “Initial Private Placement”) to refinance our 2012 Senior Notes. The Initial Private Placement resulted in gross proceeds of approximately $231.7 million, which reflects a discounted issue price of 98.597% of the principal amount. The proceeds were used, together with other available funds, for payment of consideration and costs relating to a cash tender offer and consent solicitation for our 2012 Senior Notes. A total of $199.4 million aggregate principal amount of the 2012 Notes were tendered, which represented approximately 88.6% of the $225 million aggregate principal amount of the 2012 Notes outstanding. We redeemed the remaining $25.6 million of 2012 Senior Notes on March 22, 2010. On March 23, 2010, we completed another private placement offering under Rule 144A under the Securities Act of 1933 (the “Supplemental Private Placement”) of $40 million aggregate principal amount of 9.0% unsecured senior notes due in 2018. We received gross proceeds from the Supplemental Private Placement of approximately $39.7 million, which reflects a discounted issue price of 99.25% of the principal amount. The proceeds were used, together with original senior note offer, for payment of consideration and costs relating to a cash tender offer for the final $25.6 million of original 2012 Senior Note redemptions. The Old Notes mature on February 15, 2018 and interest on these notes will accrue at a rate of 9.0% per annum and be payable semi-annually on each February 15 and August 15, commencing August 15, 2010.

We recorded a loss of $8.6 million in the first quarter of 2010 on the early extinguishment of our 2012 Senior Notes. This amount included the write-off of approximately $1.9 million of remaining unamortized debt issuance costs and bond premium amounts related to the 2012 Senior Notes, as well as the impact of the call and tender premiums paid in connection with the refinancing.

In connection with the issuance of Old Notes, we incurred approximately $6.6 million in costs that have been recorded as deferred financing costs to be amortized over the term of the Old Notes.

As of March 31, 2010, we were in compliance with all of the covenants of our Old Notes.

Current and Future Liquidity

In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant copper price increases. We may, however, be required to borrow against our Revolving Credit Facility in the future if, among a number of other potential factors, the price of copper increases, thereby increasing our working capital requirements.

Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service expenses, (4) planned capital expenditures, and (5) our ability to borrow additional funds under the terms of our Revolving Credit Facility.

Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future. We had no outstanding borrowings against our $200.0 million Revolving Credit Facility and had $103.5 million in excess availability at March 31, 2010, as well as $24.6 million in cash on hand. We have no required debt repayments until our Notes mature in 2018.

If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.

Our Revolving Credit Facility permits us to redeem, retire, or repurchase our Notes subject to certain limitations. We may repurchase our Notes in the future but whether we do so will depend on a number of factors and there can be no assurance that we will repurchase any amounts of our Notes.

Net cash used by operating activities for the first quarter of 2010 was $5.8 million compared to net cash provided by operating activities of $38.9 million for the first quarter of 2009. The $44.7 million decline in cash provided by operating activities for the first quarter of 2010 as compared to 2009 was largely a result of the impact of changes in working capital items, primarily changes in inventory, accounts receivable, and accounts payable. First, our consolidated inventory levels measured in copper pounds as of March 31, 2010 declined from levels at December 31, 2009, however, increased copper prices during the same time period resulted in the total dollar value of our inventory increasing, and resulted in a net use of approximately $6.9 million in operating cash flows during the first quarter of 2010. This decrease contrasted with the generation of $12.0 million in operating cash flows during the first quarter of 2009 related to inventories, as inventory levels were reduced given a significant reduction in demand at that same time. Similarly, we generated $25.8 million in operating cash flows from accounts receivable during the first quarter of 2009 as a result of lower outstanding receivable levels at March 31, 2009 compared to December 31, 2008, reflecting a reduction in receivable levels given a significant reduction in demand at that same time, which significantly lowered our required working capital investment in accounts receivable at March 31, 2009, as compared to December 31, 2008. These significant improvements in operating cash flows generated from inventories and accounts receivable realized in the first quarter of 2009 create unfavorable year-over-year comparisons when the first quarter of 2009 is compared with the first quarter of 2010. The impact of such items on year-over-year cash flows was partially offset, however, by changes in our accounts payable levels over the same periods. For the first quarter of 2010, we recorded $7.9 million in operating cash flows relative to accounts payable compared to a use of $4.5 million in 2008. This change reflects a significant reduction in accounts payable levels at the end of the first quarter of 2009 given the above-noted sharp decline in copper prices and demand levels that occurred at that period in time, which lowered our overall level of accounts payable.

Net cash used in investing activities for the first quarter of 2010 was $1.3 million, primarily due to capital expenditures.

Net cash provided by financing activities for the first quarter of 2010 was $23.9 million due primarily to the refinancing of our Notes during the first quarter of 2010, as discussed above, inclusive of approximately $6.1 in bond issuance costs. In addition as a result of the bond offering, we were able to repay our outstanding revolver balance of approximately $10.2 million.

Cash Flow Summary

A summary of our cash flows for 2009, 2008 and 2007 was as follows:

	As of December 31,
	2009	2008	2007
	(In thousands)
Net (Loss) Income	$(67,019)	$(28,261)	$14,890
Non-cash items	88,225	51,804	21,692
Changes in working capital assets and liabilities	6,480	92,655	(12,789)

Net cash from operating activities	27,686	116,198	23,793
Net cash from investing activities	(3,964)	(13,799)	(269,072)
Net cash from financing activities	(32,798)	(94,535)	239,398
Effects of exchange rate changes on cash and cash equivalents	347	(413)	24

Net increase (decrease) in cash and cash equivalents	(8,729)	7,451	(5,857)
Cash and equivalents at beginning of year	16,328	8,877	14,734

Cash and equivalents at end of year	$7,599	$16,328	$8,877

Operating activities

Net cash provided by operating activities was $27.7 million, $116.2 million, and $23.8 million for 2009, 2008 and 2007, respectively. The $88.5 million decline in cash provided by operating activities for 2009 as compared to 2008 was largely a result of the impact of changes in working capital items, primarily changes in inventory, accounts receivable, and accounts payable. Lower consolidated inventory levels at December 31, 2009, compared to levels at December 31, 2008, generated approximately $7.0 million in operating cash flows in 2009. This 2009 improvement was in addition to a $58.2 million increase in operating cash flows generated in 2008 relative to inventories, as a sharp decline in copper prices during the fourth quarter of 2008, as well as a reduction in inventory levels given a significant reduction in demand at that same time and the impact of our OEM customer rationalization efforts, significantly lowered our required working capital investment in inventory at December 31, 2008, as compared to December 31, 2007. Similarly, we generated $10.2 million in operating cash flows from accounts receivable during 2009 as a result of lower outstanding receivable levels at December 31, 2009 compared to December 31, 2008, which primarily reflected the impact of lower overall demand levels in 2009. This improvement in 2009 was in addition to a $60.1 million increase in operating cash flows generated in 2008 relative to accounts receivable, as a sharp decline in copper prices during the fourth quarter of 2008, as well as a reduction in receivable levels given a significant reduction in demand at that same time, significantly lowered our required working capital investment in accounts receivable at December 31, 2008, as compared to December 31, 2007. These significant improvements in operating cash flows generated from inventories and accounts receivable realized in 2008 create unfavorable year-over-year comparisons when 2009 is compared with 2008. The impact of such items on year-over-year cash flows was partially offset, however, by changes in our accounts payable levels over the same periods. For 2009, we recorded a use of $9.7 million in operating cash flows relative to accounts payable compared to a use of $19.9 million in 2008. This change reflects a significant reduction in accounts payable levels at the end of 2008 given the above-noted sharp decline in copper prices and demand levels that occurred in the fourth quarter of 2008, which lowered our overall level of accounts payable at that time. The $92.4 million increase in cash provided by operating activities for 2008 as compared to 2007 primarily reflects the above-described changes in working capital requirements brought about by a sharp decline in copper prices and demand levels at the end of 2008, partially offset by lower levels of income in 2008 as compared to 2007.

Investing activities

Net cash utilized for investing activities was $4.0 million, $13.8 million and $269.1 million in 2009, 2008 and 2007, respectively. The $9.8 million decline in cash utilized for investing activities between 2009 and 2008, primarily reflects $13.3 million in capital expenditures in 2008, primarily associated with our new facilities in Pleasant Prairie, Wisconsin and El Paso, Texas, both of which were opened that year. The $269.1 million in cash used in investing activities in 2007 primarily was attributable to the acquisition of both Copperfield and Woods in that year, which accounted for $263.1 million of the total. We would expect our 2010 capital expenditures to approximate 2009 levels.

Financing activities

Net cash used by financing activities was $32.8 million and $94.5 million in 2009 and 2008, respectively. Net cash provided by financing activities was $239.4 million in 2007. The $32.8 million used in financing activities for 2009 included $19.8 million in net repayments made under our Revolving Credit Facility during 2009 due to a reduction in debt primarily brought about by efforts to reduce our levels of working capital, $12.0 million used to repurchase a portion of our 2012 Senior Notes, and $1.0 million paid to amend our Revolving Credit Facility.

Net cash used by financing activities was $94.5 million in 2008 compared to net cash provided from financing activities of $239.4 million in 2007. The $94.5 million in cash used in financing activities in 2008 was due to a reduction in debt brought about both by a decline in the price of copper and, thus, our working capital needs, as well as efforts to reduce our overall working capital, including our inventory levels. The $239.4 million provided in 2007 was primarily a function of acquisition-related borrowing activities. As noted above, during 2007 we issued the $120.0 million 2012 Senior Notes, generating total proceeds of $119.4 million (net of issuance costs), and increased our borrowings under our Revolving Credit Facility, which were $123.4 million at December 31, 2007.

Seasonality

We have experienced, and expect to continue to experience, certain seasonal trends in our sales and cash flow. We generally require increased levels of cash during the second and third quarters of the year to build inventories in anticipation of higher demand during the late fall and early winter months. In general, the trade receivables generated from these periods of relatively higher sales is subsequently collected during the late fourth and early first quarter of the year.

Contractual Obligations

The following table sets forth information about our contractual obligations and commercial commitments as of December 31, 2009:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(Dollars in thousands)
Long-term debt obligations (including current portion and interest)(1)	$297,352	$22,678	$274,674	$—	$—
Capital lease obligations (including interest)	18	15	3	—	—
Operating lease obligations	42,347	8,188	13,345	9,578	11,236
Purchase obligations	39,283	39,283	—	—	—

Total	$379,000	$70,164	$288,022	$9,578	$11,236

(1)	On February 3, 2010, we refinanced the 2012 Senior Notes with our Original 2018 Senior Notes.

Long-term debt obligations include $10.2 million of borrowings outstanding under our Revolving Credit Facility which has a maturity of 2012. Interest obligations on our variable rate debt, primarily our borrowings under the Revolving Credit Facility, have been calculated based on the prevailing interest rate at December 31, 2009. Amounts of future interest payments made on such variable rate borrowings will depend on prevailing variable interest rates in future periods and the amount of outstanding borrowings under our Revolving Credit Facility for such periods.

Purchase obligations primarily consist of purchase orders and other contractual arrangements for inventory and raw materials.

We anticipate being able to meet our obligations as they come due.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements included elsewhere in this report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize sales of our products when the products are shipped to customers and title passes to the customer in accordance with the terms of sale. We provide incentive allowances to our customers, with the amount of such promotional allowances being tied primarily to the particular customer’s level of purchasing activity during a specified time period or periods. We record an accrual for such promotional allowances and reflect the expenses as a reduction of our net sales when we determine that it is probable the allowances will be earned by the customer and the amount of the allowances are reasonably estimated. We base our accruals primarily on sales activity and our historical experience with each customer.

Allowance for Uncollectible Accounts

We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date given the facts available to us at the time the allowance is recorded. As was the case in 2008, which included the full-year impact of significant acquisitions made during the course of 2007, our write-off activity and allowance will generally increase with increases in the overall scale of our business. Establishing this allowance involves considerable judgment. In calculating the necessary allowance for uncollectible accounts, we perform ongoing credit evaluations of our customers. We consider both the current financial condition of individual customers and historical write-off patterns in establishing our allowance. When we become aware that, due to deterioration of their financial condition or for some other reason, a particular customer is unable or unwilling to pay an amount owed to us, we record a specific allowance for receivables related to that customer to reflect our best estimate of the realizability of amounts owed. During the fourth quarter of 2008, in response to a general and significant deterioration in economic conditions and their impact on the financial condition of certain specific customers, including negative trends in the past due accounts of such customers, we determined it necessary to increase our write-offs and allowance for uncollectible accounts well above the company’s historical averages of recent years. In 2009, our bad debt experience improved, and we benefited from the resolution of certain customer-related collection matters. Actual future collections of receivables could differ significantly from our estimates as a function of future, unforeseen changes in general, industry and specific customers’ financial conditions. In addition, we reserve for customer credits and discounts expected to be issued relative to our accounts receivable balance. These reserves are intended to reflect an estimate of future credits and discounts that are probable of issuance in relation to the existing accounts receivable balance, and these estimates are based on historical experience.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market using the first-in first-out (“FIFO”) method. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to its condition or where the inventory cost for an item exceeds its net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value. Copper constitutes our primary inventory component. During the fourth quarter of 2008, copper cathode on the COMEX averaged $1.75 per pound, representing a 49.3% decline compared to an average of $3.45 per pound for the third quarter of 2008. As a result of this sharp decline in copper prices coupled with the impact of significantly lower overall market demand on market pricing, we recognized a charge of $4.8 million in the fourth quarter of 2008 to write our inventories down to their lower of cost or market values. Though copper prices have increased since December 31, 2008, averaging $2.37 and $3.04 per pound for the full-year and fourth quarter of 2009, respectively, any significant future decline in copper prices at current or lower levels of market demand, would likely necessitate additional lower of cost or market adjustments, the magnitude of which would be a function of such price declines and overall market demand.

Plant and Equipment and other Long-Lived Assets

Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using principally the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. Our other long-lived assets consist primarily of customer-related intangible assets recorded in connection with our 2007 Acquisitions. These intangible assets are amortized over their estimated useful lives using an accelerated amortization methodology which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. The carrying value of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation period or the carrying value is warranted. When events and circumstances indicate that our long-lived assets should be reviewed for possible impairment, we test for the existence of impairment by developing and utilizing projections of future cash flows expected to be generated from the use and eventual disposition of the assets or asset groups in question. Our asset groups reflect the shared nature of our facilities and manufacturing capacity. Expected cash flows are projected on an undiscounted basis over the remaining life of the assets or asset groups in question to determine whether such cash flows are expected to exceed the recorded carrying amount of the assets involved. If we identify the existence of impairment as a result of employing this test, we determine the amount of the impairment loss by the extent to which the carrying value of the impaired assets exceed their fair values as determined by valuation techniques including, as appropriate, the use of discounted cash flows to measure estimated fair value.

During the fourth quarter of 2008, we recorded $17.6 million in long-lived asset impairments related to our plant and equipment and other long-lived assets. Given our revised plans and projections for future performance of the OEM segment in light of our customer rationalization efforts and our failure to secure necessary future price increases with significant OEM customers, as well as the impact the declining economy appears to have had on such customers, we determined it necessary to test our OEM-related long-lived assets for potential impairment during the fourth quarter of 2008, and recorded the above-noted impairment charges as a result of such analysis.

The long-lived asset impairment test uses significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating projected cash flows associated with our asset groups involved the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, discount rates and cash flows. These estimates were based on our revised business plans and forecasts in light of the above-noted facts and circumstances.

The use of different assumptions, estimates or judgments, such as the estimated future undiscounted cash flows or in the discount rate used to discount such cash flows could have significantly increased or decreased the related impairment charge. For example, as of December 31, 2008, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows associated with the associated asset groups (without any change in the discount rate) would have resulted in an increase or decrease of approximately $1.0 million in the impairment charge recorded as of such date, and (2) a 100 basis point increase or decrease in the discount rate used (without any change in the aggregate estimated undiscounted cash flows) would have resulted in a decrease or increase of approximately $0.3 million in the impairment charge recorded as of such date. The above-described sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables might have on the outcomes produced by the impairment testing process. Further impairment charges may be recognized in future periods to the extent changes in a number of factors or circumstances occur, including but not limited to further deterioration in the performance of and future projections relative to, or changes in our plans for one or more of our long-lived asset groups or facilities.

Goodwill and Other Intangible Assets

Under goodwill accounting rules, we are required to assess goodwill for impairment annually, or more frequently if events or circumstances indicate impairment may have occurred. The goodwill impairment test is performed at the reporting unit level. We perform our annual test for potential goodwill impairment as of

December 31st of each year. The test requires that a fair value estimate be made at the reporting unit level as of the test date. Potential impairment exists if the carrying amount of net assets of a particular reporting unit, including goodwill, as of the test date exceeds the then estimated fair value of the reporting unit. We have determined that our operating segments appropriately serve as reporting units, as defined by the accounting rules governing, and for purposes of applying, our goodwill impairment tests. Determining the carrying value, or the net assets for an individual reporting unit, requires the use of estimation and allocation methodologies given the shared nature of many of our assets and liabilities. To the extent possible, we identify assets, such as trade receivables, and liabilities specific to each specific reporting unit, however, given our use of primarily shared production facilities and resources, assets such as inventory, fixed assets and accounts payable have to be allocated on a basis reflective of our best estimate of their relative usage by each reporting unit. Then, in performing the above-described test, if it is determined that the carrying value of a particular reporting unit exceeds its estimated fair value, the implied fair value of the segment’s goodwill must next be determined. If the carrying amount of the reporting unit’s goodwill exceeds its implied fair value, an impairment of goodwill is deemed to have taken place and a loss is recorded equal to the amount of the excess.

During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. Accordingly, we recorded a non-cash goodwill impairment charge of approximately $69.5 million, representing our best estimate of the impairment loss incurred within three of the four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. At the March 31, 2009 test date, no indication of impairment under the goodwill impairment test existed relative to our Retail distribution reporting unit, and we did not have any goodwill recorded within our OEM segment. For the purposes of the goodwill impairment analysis, our estimates of fair value were based primarily on estimates generated using the income approach, which estimates the fair value of our reporting units based on their projected future discounted cash flows. As of December 31, 2009, management determined that the fair values of all reporting units which carry goodwill, substantially exceeded their respective carrying values.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit’s projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, capital expenditures, and cash flows. These estimates are based on our business plans and forecasts. These estimates are then discounted, which necessitates the selection of an appropriate discount rate. The discount rate used reflects market-based estimates of the risks associated with the projected cash flows of the reporting unit. The allocation of the estimated fair value of our reporting units to the estimated fair value of their net assets required under the second step of the goodwill impairment test also involves the use of significant assumptions, estimates and judgments.

The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, such as the estimated future cash flows of our reporting units, the discount rate used to discount such cash flows, or the estimated fair value of the reporting units’ tangible and intangible assets and liabilities, could significantly increase or decrease the estimated fair value of a reporting unit or its net assets, and therefore, impact the related impairment charge. For example, as of March 31, 2009, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate used in the first step of its goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $14.0 million in the aggregate estimated fair value of our reporting units as of such date, (2) a 100 basis point increase or decrease in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value (without any change in the aggregate estimated cash flows of our reporting units used in the first step of its goodwill impairment test as of such date) would have resulted in a decrease or increase of approximately $18.0 million in the aggregate estimated fair value of our reporting units as of such date, and (3) a 1% increase or decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit would have resulted in an increase or decrease of approximately $7.0 million in the aggregate estimated fair value of our reporting units as of such date. The goodwill impairment testing process is complex, and can be affected by the inter-relationship between certain assumptions, estimates and judgments that may apply to both the first and second steps of the process and the fact that the maximum potential impairment of the goodwill of any reporting unit is limited to the carrying value of the goodwill of that reporting unit. Accordingly, the above-described sensitivities around changes in the aggregate estimated fair values of our reporting units would not necessarily have a dollar-for-dollar impact on the amount of goodwill impairment we recognized as a result of our analysis. These sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables affecting a reporting unit’s fair value might have on the outcomes produced by the goodwill impairment testing process.

In addition to the above-noted interim goodwill impairment test performed during the first quarter of 2009, we performed our annual goodwill impairment test as of December 31, 2009, with no indication of potential impairment. The estimated fair value of each reporting unit with recorded goodwill as of December 31, 2009 was significantly in excess of its related carrying value, with no such reporting unit having an excess of fair value less than 30% of its carrying value. As stated above, the use of different assumptions, estimates or judgments in the goodwill impairment testing process may significantly increase or decrease the estimated fair value of a reporting unit or its net assets. However, as of the December 31, 2009 annual impairment test date, the above-noted conclusion, that no indication of goodwill impairment existed as of the test date, would not have changed had the test been conducted assuming: 1) a 5% decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate), 2) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value in determining their estimated fair values (without any change in the aggregate estimated cash flows of our reporting units), or 3) 1% decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit.

Goodwill impairment charges may be recognized in future periods in one or more of the Distribution reporting units to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for one or more reporting units.

Our other intangible assets primarily consist of acquired customer relationships and trademarks and trade names, all of which have finite or determinable useful lives. Accordingly, these finite-lived assets are amortized to reflect the estimated pattern of economic benefit consumed, either on a straight-line or accelerated basis over the estimated periods benefited. See Note 3 of the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus for information regarding our asset impairment analyses.

Income Taxes

We use the asset and liability approach in accounting for income taxes. Under this approach, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts. We periodically assess the reliability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local, state or federal statutory tax audits.

New Accounting Pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the first quarter of 2010 has had or is expected to have a material impact on the Consolidated Financial Statements.

Fair Value Measurements and Disclosures

In January 2010, the FASB issued an accounting update on fair value measurement and disclosures. This update provides guidance clarifying fair value measurement valuation techniques as well as disclosure requirements concerning transfers between levels within the fair value hierarchy. We adopted this updated in the first quarter of 2010, and its adoption did not have any significant impact on our financial statements.

Variable Interest Entity

In June 2009, the FASB issued an update to the accounting guidance for consolidation. Accordingly, new accounting standards concerning the treatment of variable interest entities were issued. This guidance addresses the effects on certain provisions of consolidation of variable interest entities as a result of the elimination of the qualifying special-purpose entity concept. This guidance also addresses the ability to provide timely and useful information about an enterprise’s involvement in a variable interest entity. The accounting update is effective for each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We adopted this updated in the first quarter of 2010, and its adoption did not have any significant impact on our financial statements.

BUSINESS

General

We are a leading designer, developer, manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications, with operations primarily in the United States (“U.S.”) and, to a lesser degree, Canada. Our broad line of wire and cable products enables us to offer our customers a single source for many of their wire and cable product requirements. We sell our products to more than 8,000 active customers in diverse end markets, including a wide range of specialty distributors, retailers and original equipment manufacturers (“OEMs”). Virtually all of our products are sold to customers located in either the U.S. or Canada.

Company History

We were incorporated in Delaware in 1999. The majority of our operations prior to our 2007 acquisitions, as discussed below, came from Coleman Cable Systems, Inc., our predecessor company, which was formed in 1970 and which we acquired in 2000. G. Gary Yetman, our President and Chief Executive Officer, joined our predecessor in 1986, and Richard N. Burger, our Executive Vice President, Chief Financial Officer, Secretary and Treasurer, joined our predecessor in 1996.

In March 2007, we registered 16.8 million shares of our common stock pursuant to a registration rights agreement we had executed in 2006 with our principal shareholders in connection with a private placement of our common stock. Upon completion of this registration in March 2007, our common stock became listed on the NASDAQ Global Market under the symbol “CCIX.”

2007 Acquisitions

We made two significant acquisitions during 2007 (collectively, the “2007 Acquisitions”). In April 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC (“Copperfield”) for $215.4 million, including acquisition-related costs and working capital adjustments. At the time of our acquisition, Copperfield was one of the largest privately-owned manufacturers and suppliers of electrical wire and cable products in the U.S., with annual sales in excess of $500 million. Then in November 2007, we acquired the electrical products business of Katy Industries, Inc. (“Katy”), which operated in the U.S. as Woods Industries, Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada”), collectively referred to herein as Woods (“Woods”). The principal business of Woods was the design and distribution of consumer electrical cord products, sold principally to national home improvement, mass merchant, hardware and other retailers. We purchased certain assets of Woods U.S. and all the stock of Woods Canada for $53.8 million, including acquisition-related costs and working capital adjustments. The acquisition of Woods, which at the time of our acquisition had annual sales of approximately $200 million, both expanded our U.S. business and enhanced our market presence and penetration in Canada.

Results of operations for the 2007 Acquisitions have been included in our consolidated financial statements since their respective acquisition dates. Accordingly, our 2007 consolidated operating results reflect approximately nine months of Copperfield activity: April 2, 2007 to December 31, 2008, and one month of Woods activity: November 30, 2007 to December 31, 2008. See Note 2 of Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

We financed the above acquisitions primarily with proceeds received from the issuance of debt and borrowings under our revolving credit facility, thereby significantly increasing our total outstanding debt in 2007.

Business Overview

We produce products across four primary product lines: (1) industrial wire and cable, including portable cord, machine tool wiring, welding and mining cable and other power cord products; (2) electronic wire, including telephone, security and coaxial cable, thermostat wire and irrigation cable; (3) assembled wire and cable products, including extension cords, booster and battery cable, lighting products and surge and strip products; and (4) fabricated bare wire, including stranded, bunched, and single-end copper, copper clad steel and various copper alloy wire.

The core component of most of our products is copper wire which we draw from copper rod into a variety of gauges of both solid and stranded copper wires. We use a significant amount of the copper wire that we produce as an input into the production of our finished wire and cable products, while the remainder of our copper wire production is sold in the form of bare copper wire (in a variety of gauges) to external OEMs and wire and cable producers. In the majority of our wire and cable products, a thermoplastic or thermosetting insulation is extruded over the bare wire (in a wide array of compounds, quantities, colors and gauges) and then cabled (twisted) together with other insulated wires. An outer jacket is then extruded over the cabled product. This product is then coiled or spooled and packaged for sale or processed further into a cable assembly.

Our business is organized into two reportable segments: (1) Distribution, and (2) OEM. We sell products from all of our four product lines across each of our business segments. Within these two reportable segments, we sell our products into multiple channels, including electrical distribution, wire and cable distribution, OEM/government, heating, ventilation, air conditioning and refrigeration (“HVAC/R”), irrigation, industrial/contractor, security/home automation, recreation/transportation, copper fabrication, retail and automotive.

More detailed information regarding our primary product lines and segments is set forth below within the “Product Overview” and “Segment Overview” sections, as well as within Note 16 of Notes to Consolidated Financial Statements included in this prospectus.

Industry and Competitive Overview

The wire and cable industry is mature and though it has experienced significant consolidation over the past few years, it remains fragmented, characterized by a large number of competitors. The market segments in which we compete are highly competitive, with numerous competitors, many of whom are large, well-established companies with greater financial resources. Each of our product lines competes with at least one major competitor; however, due to the diversity of our product offering, most of our competitors do not offer the entire spectrum of our product lines. Many of our products are made to industry specifications and, therefore, may be interchangeable with our competitors’ products. We compete with other suppliers based on factors such as breadth of product offering, inventory availability, delivery time, price, quality, customer service and relationships, brand recognition and logistics capabilities. We believe we can compete effectively on the basis of each of these factors.

As noted above, copper comprises one of the major components for cable and wire products. Cable and wire manufacturers are generally able to pass through changes in the cost of copper to customers. However, there can be timing delays of varying lengths for implementing price changes depending on the type of product, competitive conditions, particular customer arrangements and inventory management. The cost of our products typically comprises a relatively small component of the overall cost of end products produced by customers in each of our end markets. As a result, our customers are generally less sensitive to marginal fluctuations in the price of copper as our products make up a relatively small portion of their overall purchases. However, when copper prices drop significantly over a relatively short period of time, as was the case in late 2008, it becomes more difficult to delay the impact of such declines on product pricing. Additionally, when overall sales demand declines within our end markets, as was also the case in late 2008 and into 2009, there can be incremental competitive pricing pressure due to significant underutilized capacity within the supplier industry.

Product Overview

Net sales across our four major product lines were as follows:

Net Sales by Groups of Products	2009	2008	2007
	(In thousands)
Industrial Wire and Cable	$187,671	$293,250	$312,105
Electronic Wire	133,090	381,227	402,146
Assembled Wire and Cable Products	167,734	261,313	120,940
Fabricated Bare Wire	15,657	37,178	28,953

Total	$504,152	$972,968	$864,144

Industrial Wire and Cable

Our industrial wire and cable product line includes portable cord, machine tool wiring, welding, mining, pump, control, stage/lighting, diesel/locomotive and metal clad cables and other power cord products. These are medium power supply cables used for permanent or temporary connections between a power source (such as a power panel, receptacle or transformer) and a device (such as a motor, light, transformer or control panel). These products are used in construction, industrial MRO and OEM applications, such as airline support systems, wind turbines, cranes, marinas, offshore drilling, fountains, car washes, sports lighting, construction, food processing, forklifts, mining and military applications. Our brands in this product line include Royal, Seoprene, Corra/Clad and Polar-Rig 125.

Electronic Wire

Our electronic wire product line includes telephone, security, coaxial, industrial automation, twinaxial, fire alarm, plenum and home automation cables. These cables permanently connect devices, and they provide power, signal, voice, data or video transmissions from a device (such as a camera, alarm or terminal) to a source (such as a control panel, splice strip or video recorder). These products are used in applications such as telecommunication, security, fire detection, access control, video monitoring, data transmission, intercom and home automation systems. Our primary brands in this product line include Signal, Plencote, Soundsational and Clear Signal.

Our electronic wire product line also includes low voltage cable products comprised of thermostat wire and irrigation cables. These cables permanently connect devices, and they provide low levels of power between devices in a system (such as a thermostat and the switch on a furnace, or a timer and a switch, device or sensor). They are used in applications such as HVAC/R, energy management, home sprinkler systems and golf course irrigation. We sell many of our low voltage cables under the Baron, BaroStat and BaroPak brand names.

Assembled Wire and Cable Products

Our assembled wire and cable products include multiple types of extension cords, as well as ground fault circuit interrupters, portable lighting (incandescent, fluorescent and halogen), retractable reels, holiday items, solar lighting, recreational vehicle (“RV”) cords and adapters, and surge and strip products. For the automotive aftermarket we offer booster cables, battery cables and battery accessories. Our brands in this area of our business include Polar Solar, Power Station, American Contractor, Road Power, Woods, Moornays, Booster-in-a-Bag, Tri-Source, Trinector, Yellow Jacket, Quadnector, Luma-Site, Coilex, Stripes and Cool Colors, as well as privately-labeled brands.

Fabricated Bare Wire Products

Our fabricated bare wire products conduct power or signals and include stranded, bunched and single-end copper, copper clad steel and various copper alloy wire. In this area, we process copper rod into stranding for use in our electronic and electrical wire and cable products or for sale to others for use in their products. We use most of our copper wire production to produce our own finished products. Our primary brand in this product line is Copperfield.

Segment Overview

As noted above, we classify our business into two reportable segments: (1) Distribution and (2) OEM. Our reportable segments are a function of the customer type or end markets each respective segment serves and how we are organized internally to market to such customer groups and measure our financial performance. The Distribution segment serves customers in distribution businesses, who are resellers of our products, while our OEM segment serves OEM customers, who generally purchase more tailored products which are used as inputs into subassemblies of manufactured finished goods. Financial data for our business segments is as follows:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Net sales:
Distribution	$390,911	$670,740	$576,602
OEM	113,241	302,228	287,542

Total	$504,152	$972,968	$864,144

Operating income (loss):
Distribution	$36,666	$57,142	$58,439
OEM	7,074	(3,348)	8,323

Total	43,740	53,794	66,762
Corporate	(93,950)	(63,927)	(14,937)

Consolidated operating income (loss)	$(50,210)	$(10,133)	$51,825

Segment operating income represents income from continuing operations before net interest expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments, and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments.

During the first quarter of 2008, we changed our management reporting structure and the manner in which we report financial results internally. These changes resulted in recognition of the above-noted reportable segments, as further discussed in Note 16 of the Notes to Consolidated Financial Statements contained elsewhere in this prospectus. We have recast 2007 segment information to conform to the new segment presentation.

Raw Materials

Copper is the primary raw material used in the manufacture of our products. Other significant raw materials are plastics, such as polyethylene and polyvinyl chloride (“PVC”), aluminum, linerboard and wood reels. There are a limited number of domestic and foreign suppliers of copper and these other raw materials. We typically have supplier agreements with terms of one to two years under which we may make purchases at the prevailing market price at time of purchase, with no minimum purchase requirements. Our centralized procurement department makes an ongoing effort to reduce and contain raw material costs, and as noted above, we attempt to reflect raw material price changes in the sale price of our products. From time to time, we have and may continue to employ the use of derivatives, including copper commodity contracts, including their usage in managing our costs for such materials and matching our sales terms with certain customers.

Foreign Sales and Assets

For 2009, 2008 and 2007, our consolidated net sales included a total of $36.6 million, $42.5 million, and $3.4 million, respectively, in Canada, primarily as a result of the 2007 Woods acquisition. In addition, we had a total of approximately $0.4 million and $0.5 million in tangible long-lived assets in Canada at December 31, 2009 and 2008, respectively. In addition, we did not have any significant sales outside of the U.S. and Canada in 2009, 2008, or 2007.

Patents and Trademarks

We own a number of U.S. and foreign patents covering certain of our products. We also own a number of registered trademarks. While we consider our patents and trademarks to be valuable assets, we do not consider any single patent or trademark to be of such material importance that its absence would cause a material disruption of our business. No patent or trademark is material to either individual segment.

Seasonality and Business Cycles

Our net sales follow general business cycles. We also have experienced, and expect to continue to experience, certain seasonal trends in net sales and cash flow. Net sales are generally higher in the third and fourth quarters due to increased customer demand in anticipation of, and during, the winter months and holiday season.

Backlog and Shipping

Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate. As a result of historically higher demand for our products during the late fall and early winter months, in past years we have typically built up our inventory levels during the third and early fourth quarters of the year. In both 2008 and 2009, we limited this build-up in light of prevailing economic conditions. In addition, trade receivables arising from increased shipments made during the late fall and early winter months are typically collected during late fourth quarter and early first quarter of each year.

Employees

As of March 31, 2010, we employed 950 persons, approximately 25% of whom are covered by a collective bargaining agreement, which expires on December 21, 2012. We consider our labor relations to be good, and we have not experienced any significant labor disputes.

Environmental, Health and Safety Regulation

Many of our products are subject to the requirements of federal, state and local or foreign regulatory authorities. We are subject to federal, state, local and foreign environmental, health and safety protection laws and regulations governing our operations and the use, handling, disposal and remediation of regulated materials currently or formerly used by us. A risk of environmental liability is inherent in our current and former manufacturing activities in the event of a release or discharge of regulated materials generated by us. We are party to one environmental claim, which is described below under the heading “Legal Proceedings.” There can be no assurance that the costs of complying with environmental, health and safety laws and requirements in our current operations, or that the potential liabilities arising from past releases of or exposure to regulated materials, will not result in future expenditures by us that could materially and adversely affect our financial position, results of operations or cash flows.

Properties

As of December 31, 2009, we owned or leased the following primary facilities:

Operating Facilities	Type of Facility	Approximate Square Feet	Leased or Owned
Waukegan, Illinois	Manufacturing	212,530	Owned — 77,394
			Leased — 135,136
Pleasant Prairie, Wisconsin	Warehouse	503,000	Leased
Bremen, Indiana (Insulating)	Manufacturing	43,007	Leased
Bremen, Indiana (Fabricating)	Manufacturing	124,160	Leased
Bremen, Indiana (East)	Manufacturing	106,200	Leased
Bremen, Indiana (Distribution Center)	Warehouse	48,000	Leased
North Chicago, Illinois	Manufacturing	23,277	Leased
Texarkana, Arkansas	Manufacturing, Warehouse	106,700	Owned
Hayesville, North Carolina	Manufacturing	104,000	Owned
El Paso, Texas (Hoover Rd.)	Manufacturing, Warehouse	401,400	Leased
Lafayette, Indiana	Manufacturing, Warehouse	337,256	Owned
Waukegan, Illinois	Offices	30,175	Leased
Toronto, Ontario, Canada	Offices, Warehouse	200,000	Leased

Closed Facilities	Closure Year	Approximate Square Feet	Leased or Owned
Siler City, North Carolina	2006	86,000	Owned
Nogales, Arizona*	2008	84,000	Leased
El Paso, Texas (Zaragosa Rd.)*	2008	69,163	Owned
Avilla, Indiana	2008	119,000	Owned
Indianapolis, Indiana**	2008	257,600	Leased
Indianapolis, Indiana**	2008	90,400	Leased
Indianapolis, Indiana**	2008	23,107	Leased
East Longmeadow, Massachusetts***	2009	90,000	Leased
Oswego, New York ***	2009	115,000	Owned

*	These facilities, acquired as part of the Copperfield acquisition in 2007, were closed in 2008 in connection with the integration of multiple facilities into one modern facility in El Paso, Texas, opened in 2008.
**	These facilities, acquired as part of the Woods acquisition in 2007, were closed in 2008 and the distribution operations of such facilities consolidated within a new modern distribution center in Pleasant Prairie, Wisconsin, opened in 2008.
***	These facilities were closed in 2009 in conjunction with our efforts to align our manufacturing capacity with market demand. Production has been transitioned to our facilities in Lafayette and Bremen, Indiana, with backup capacity provided by our Waukegan, Illinois and Texarkana, Arkansas facilities.

We are currently marketing all of our closed facilities for either sale or sublease.

Our operating properties are used to support both of our business segments. We believe that our existing facilities are adequate for our operations. We do not believe that any single leased facility is material to our operations and, if necessary, we could readily obtain a replacement facility. Our real estate assets have been pledged as security for certain of our debt.

Our principal corporate offices are located at 1530 Shields Drive, Waukegan, Illinois 60085.

Legal Proceedings

We are involved in legal proceedings and litigation arising in the ordinary course of our business. In those cases where we are the defendant, plaintiffs may seek to recover large and sometimes unspecified amounts or other types of relief and some matters may remain unresolved for several years. We believe that none of the routine litigation that we now face, individually or in the aggregate, will be material to our business. However, an adverse determination could be material to our financial position, results of operations or cash flows in any given period. We maintain insurance coverage for litigation that arises in the ordinary course of our business and believe such coverage is adequate.

We are party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency listed this site on the National Priorities List. Riblet Products Corporation, with which we merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the Environmental Protection Agency (“EPA”) identifying it as a party potentially liable under the CERCLA.

In 2004, along with other “potentially responsible parties” (“PRPs”), we entered into a consent decree with the EPA requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a site participation agreement with other PRPs for fulfillment of the requirements of the consent decree. Under the site participation agreement, we are responsible for a 9.19% share of the costs for the RD/RA. As of December 31, 2009, we had a $0.4 million accrual recorded for this liability.

Although no assurances are possible, we believe that our accruals related to environmental litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Our principal market risks are exposure to changes in commodity prices, primarily copper prices, interest rates on borrowings, and exchange rate risk relative to our operations in Canada. As of March 31, 2010, we have no variable-rate borrowings outstanding which would expose us to interest rate risk from variable-rate debt.

Commodity Risk. Certain raw materials used in our products are subject to price volatility, most notably copper, which is the primary raw material used in our products. The price of copper is particularly volatile and can affect our net sales and profitability. We purchase copper at prevailing market prices and, through multiple pricing strategies, generally attempt to pass along to our customers changes in the price of copper and other raw materials. From time-to-time, we enter into derivative contracts, including copper futures contracts, to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. We do not speculate on copper prices. We record these derivative contracts at fair value on our consolidated balance sheet as either an asset or liability. At March 31, 2010, we had contracts with an aggregate fair value of $0.1 million, consisting of contracts to sell 625,000 pounds of copper in May 2010 and contracts to buy 125,000 pounds of copper at July 2010. A hypothetical adverse movement of 10% in the price of copper at March 31, 2010, with all other variables held constant, would have resulted in a loss in the fair value of our commodity futures contracts of approximately $0.2 million as of March 31, 2010.

Interest Rate Risk. As of March 31, 2010, we had no variable-rate debt outstanding as we had no outstanding borrowings under our Revolving Credit Facility for which interest costs are based on either the lenders’ prime rate or LIBOR.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

MANAGEMENT

Our directors, officers and key employees are as follows:

Name	Age	Position
G. Gary Yetman	55	President, Chief Executive Officer and Director
Richard N. Burger	59	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Richard Carr	58	Executive Vice President, Operations
Michael Frigo	55	Executive Vice President, OEM Group
J. Kurt Hennelly	46	Executive Vice President, Operations
Kenneth A. McAllister	64	Executive Vice President, Distribution Group
Kathy Jo Van	45	Executive Vice President, Retail Group
David Bistricer	60	Co-Chairman of the Board of Directors
Shmuel D. Levinson	36	Director
James G. London	62	Director
Dennis J. Martin	59	Director
Isaac M. Neuberger	62	Director
Harmon S. Spolan	74	Director
Denis E. Springer	64	Director
Nachum Stein	61	Co-Chairman of the Board of Directors

Mr. Yetman joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the Company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry. Mr. Yetman’s employment agreement gives him the right to one director seat on the Board of Directors of the Company and each of its affiliates. Mr. Yetman’s substantial leadership experience and knowledge of the Company and his positions as President and Chief Executive Officer make him a key director of the Company.

Mr. Burger was named Executive Vice President, Chief Financial Officer, Secretary and Treasurer in December 1999. Mr. Burger joined our predecessor company in July 1996 as Chief Financial Officer. Prior to that time, Mr. Burger served in senior level financial, administrative and manufacturing operations positions at Burns Aerospace Corporation, including as its President and Chief Executive Officer.

Mr. Carr joined the Company as Chief Executive Officer of Copperfield in 2007. In January 2008 he was named Executive Vice President, Operations. Prior to that, Mr. Carr was the President and Chief Executive Officer of Copperfield since co-founding the company in 1990.

Mr. Frigo joined the Company as a Senior Vice President and President of Copperfield in April 2007, and was promoted to Executive Vice President, OEM Group in January 2008. Prior to joining the Company, Mr. Frigo had been Chief Operating Officer of Copperfield since 2005. Prior to that time, Mr. Frigo served as Executive Vice President and Chief Operations Officer of Therm-O-Link, Inc. for eight years.

Mr. Hennelly was named Executive Vice President, Operations in January 2008. Previously Mr. Hennelly served in variety of senior level positions within both our Consumer Group and Global Sourcing Group since December of 2002, most recently serving as the Vice President of Supply Chain. Mr. Hennelly also previously held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining our predecessor company in 1987.

Mr. McAllister was named Executive Vice President, Distribution Group in January 2008. Prior to that, he had served as Group Vice President, Specialty Group since January 2005 and Group Vice President of the Consumer Group since February 2007. He joined the Company in October 2002 as Vice President, Wire and Cable, and was also responsible for our OEM/Government sales channel. Prior to joining the company,

Mr. McAllister had over 20 years experience in the wire and cable industry, including a variety of senior level sales and management positions at General Cable Corporation from 1994 to 2002.

Ms. Van was named Executive Vice President, Retail Group in January 2008. She had served as Group Vice President, Electrical Group since January 2005. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003. Ms. Van joined the Company in 2000 having worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.

David Bistricer has been Co-Chairman of the Board of the Company since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey. Mr. Bistricer’s niece is Mr. Levinson’s wife. Mr. Bistricer brings industry experience, leadership abilities and strategic insight to his role as Co-Chairman of our Board of Directors.

Shmuel D. Levinson has been a director of the Company since March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer, Canary Wharf Group PLC, a real estate development and investment group, and Songbird Estates PLC, a real estate investment company. Mr. Levinson’s wife is the niece of David Bistricer, another of our directors. Mr. Levinson brings broad understanding of the strategic priorities of diverse industries to our Board of Directors.

James G. London has been a director of the Company since March 2005. From 1994 to 2002, he was the President of the Wire & Cable Division of Anixter International Inc., a communications, wire and cable distributor. Prior to that time, Mr. London held various management positions with Anixter International Inc. Mr. London retired in 2002 after a 26-year career with Anixter International Inc. (NYSE: AXE). Mr. London’s leadership experience and industry knowledge make him an asset to our board discussions.

Dennis J. Martin joined our Board of Directors in February 2008. Mr. Martin has been an independent consultant since 2005. Mr. Martin is Vice President of BD Martin Group LLC, a consulting firm, a position he has held since 2005. From 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation (GBC), a manufacturer and marketer of binding and laminating office equipment. He joined GBC from Illinois Tool Works (NYSE: ITW) where he was Executive Vice President and Chief Executive Officer of the Welding Products Group. He enjoyed a ten-year career at Illinois Tool Works after joining from Ingersoll-Rand Company. In addition to our Board, Mr. Martin also serves as a director of HNI Corporation (NYSE: HNI) and Federal Signal Corporation (NYSE: FSS), serving in such capacities since 2000 and 2008, respectively. Additionally, Mr. Martin served on the board of directors of A.O. Smith Corporation (NYSE:AOS) from 2004 until 2005. Mr. Martin’s considerable management experience in the manufacturing industry makes him a valuable asset to our Board of Directors.

Harmon S. Spolan joined our Board of Directors in November 2007. Mr. Spolan is Of Counsel to the law firm of Cozen O’Connor P.C. located in Philadelphia, Pennsylvania, where he is chairman of the firm’s charitable foundation. Prior to joining Cozen in 1999, he served as President, Chief Operating Officer and a director of JeffBanks, Inc., a Nasdaq-traded bank holding company, and its subsidiary Jefferson Bank for 22 years. Mr. Spolan has also been employed by Cohen & Company, Inc., an investment bank, since 2004. Mr. Spolan is also a member of the Board of Directors of Atlas Energy, Inc. (NASDAQ: ATLS). Previously, Mr. Spolan served on the Board of Directors of TRM Corporation (NASDAQ: TRMM) from 2002 until 2008. Mr. Spolan brings considerable financial acumen and legal knowledge to our Board of Directors.

Denis E. Springer joined our Board of Directors in April 2007. In 1999, Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation (NYSE: BNI), a position he held since 1995. Mr. Springer brings financial knowledge and managerial experience to the Board of Directors.

Nachum Stein has been Co-Chairman of the Board of the Company since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company. Mr. Stein’s in-depth knowledge of the Company and strong business experience make him a valuable asset as Co-Chairman.

Board of Directors

Our Board oversees our business and monitors the performance of management. The Board does not involve itself in day-to-day operations. The directors keep themselves informed by discussing matters with the Chief Executive Officer, other key executives and our principal external advisors, such as legal counsel, outside auditors, investment bankers and other consultants, by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

The Board usually meets four times per year in regularly scheduled meetings, but will meet more often if necessary. The Board met six times during 2009. All incumbent directors attended at least 75% of the aggregate number of meetings of the Board of Directors and committees of the Board of which they were a member held during the year ended December 31, 2009.

Director Independence

The Board has determined that Shmuel D. Levinson, James G. London, Dennis J. Martin, Isaac M. Neuberger, Harmon S. Spolan and Denis E. Springer are independent directors under the listing standards of NASDAQ. In making its determination of independence, the Board determined that no material relationships existed between the Company and these directors. The Board also considered the other directorships held by the independent directors and determined that none of these directorships constituted a material relationship with the Company.

Board Leadership Structure

The Company’s By-Laws require the Board to choose the Chairman of the Board from among the Directors and provide the Board with the ability to appoint the President or Chief Executive Officer of the Company as the Chairman of the Board. This approach gives the Board the necessary flexibility to determine whether these positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time.

Currently, we maintain separate roles between the Chief Executive Officer and Co-Chairmen of the Board in recognition of the differences between the two responsibilities. Our Chief Executive Officer is responsible for setting our strategic direction and day-to-day leadership and performance of the Company. The Co-Chairmen of the Board provide guidance to the Chief Executive Officer, set the agenda for Board meetings, and preside over meetings of the Board of Directors.

Committees of the Board

The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of NASDAQ.

Audit Committee	The Audit Committee is composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards. The members of the Audit Committee are Dennis J. Martin, Harmon S. Spolan and Denis E. Springer. Mr. Springer serves as chairman of the Audit Committee.

The Board has determined that each member of the Audit Committee satisfies the financial literacy requirements of NASDAQ. Additionally, the Board has determined that Messrs. Martin, Spolan and Springer are “audit committee financial experts,” as that term is defined under 401(h) of Regulation S-K.

The Audit Committee monitors (1) the integrity of the financial statements of the Company; (2) the independent public accountant’s qualifications and independence; and (3) the performance of the Company’s independent public accountants.

This Committee met seven times in 2009.

Compensation Committee	The Compensation Committee is composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards. The members of the Compensation Committee are Denis E. Springer, Isaac M. Neuberger and Dennis J. Martin. Mr. Neuberger serves as chairman of the Compensation Committee.

The Compensation Committee has responsibility for (1) discharging the Board’s responsibilities relating to compensation of the Company’s executives; and (2) reviewing and approving an annual report of the Compensation Committee required by the Securities and Exchange Commission to be included in the Company’s annual meeting proxy statement.

This Committee met six times in 2009.

Nominating and Corporate Governance Committee	The Nominating and Corporate Governance Committee is composed entirely of directors who are independent of the Company and its management, as defined by NASDAQ listing standards. The members of the Nominating and Corporate Governance Committee are James G. London, Isaac M. Neuberger and Harmon S. Spolan. Mr. Spolan serves as chairman of the Nominating and Corporate Governance Committee.

The responsibilities of the Nominating and Corporate Governance Committee include (1) the identification of individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; and (2) developing and recommending to the Board the Corporate Governance Guidelines and the Code of Business Conduct and Ethics applicable to the Company.

This Committee met four times in 2009.

Risk Oversight

Together with the Board’s standing committees, the Board is responsible for ensuring that material risks are identified and managed appropriately. The Board and its committees regularly review material operational, financial, compensation and compliance risks with senior management. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company’s policies and guidelines to govern the process by which risk assessment and risk management is undertaken by management, including guidelines and policies to identify the Company’s major financial risk exposures, and the steps management has taken to monitor and control such exposures. For example, our Director of Internal Audit reports to the Audit Committee on a regular basis with respect to compliance with our risk management policies. The Audit Committee also performs a central oversight role with respect to financial and compliance risks, and reports on its findings at each regularly scheduled meeting of the Board after meeting with our Director of Internal Audit and our independent auditor, Deloitte & Touche LLP. The Compensation Committee considers risk in connection with its design of compensation programs for our executives. The Nominating and Corporate Governance Committee annually reviews the Company’s corporate governance guidelines and their implementation. Each committee regularly reports to the Board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Goals of our Compensation Program

We provide a total compensation package for our executive officers that we believe is designed to fairly compensate them and to enhance shareholder value. We refer to our chief executive officer, chief financial officer and three other most highly compensated officers in this proxy statement as our “named executive officers.” We have disclosed the compensation package for our named executive officers in the summary compensation table and related tables below. We have structured our compensation packages to align our named executive officers’ interests with the interests of our shareholders and to motivate them to achieve the Company’s business objectives. Specifically, our compensation program is designed to achieve the following objectives:

•	Attract and retain excellent executives, with established records of success, who are appropriate for the Company’s needs in light of the competitive realities of the marketplace in our industry;

•	Motivate and reward executives whose knowledge, skills and performance are critical to the Company’s success;

•	Motivate the executives to increase shareholder value through the use of equity incentives; and

•	Tie compensation to corporate and individual performance, including achievement of measurable corporate and individual performance objectives.

We also seek to reward both leadership and teamwork. We reward initiative in identifying and pursuing opportunities, such as potential acquisition opportunities, and responding effectively to unanticipated situations.

We use various elements of compensation to reward specific types of performance. Our employment agreements for each of our named executive officers determine the salary of each officer, which provides the basic level of compensation for performing the job expected of them. We use cash bonus awards as an incentive that provides a timely reward for attainment of exemplary corporate and individual performance in a particular period. We use stock options and restricted stock (and in 2010, restricted stock units) to provide a long-term incentive, which adds value to compensation packages if the value of our common stock rises and aligns the interests of our executives with those of our shareholders.

Elements of our Compensation Program

Our total compensation package for named executive officers consists of the following components: salary, bonus, options, restricted stock, perquisites and other personal benefits and retirement. Each element of compensation is considered separately and we do not generally take into account amounts realized from prior compensation in establishing current elements of compensation. Our goal is to provide a total compensation package that we believe our named executive officers and our shareholders will view as fair and equitable. We consider the pay of each named executive officer relative to each other named executive officer so that the total compensation program is consistent for our executives. This is not a mechanical process, and our Compensation Committee has used its judgment and experience and worked with our Chief Executive Officer to determine the appropriate mix of compensation for each executive.

Salary — Each named executive officer’s employment agreement sets forth his salary, which varies with the scope of his respective responsibilities. On September 1, 2006, we entered into amended and restated employment agreements with G. Gary Yetman and Richard N. Burger in contemplation of our becoming a public company. These agreements initially provided for an annual base salary of $550,000 for Mr. Yetman and $375,000 for Mr. Burger. Each agreement provides for automatic annual raises equal to the percentage increase in the Chicago-area Consumer Price Index as reported by the U.S. Department of Labor.

On March 9, 2007, we entered into employment agreements with Richard Carr and Michael A. Frigo in connection with the acquisition by the Company of Copperfield, LLC. The agreement provided for an initial annual base salary of $400,000 for both Messrs. Carr and Frigo. We do not have an employment agreement with Ms. Van.

Our Board of Directors may, in its discretion, grant salary raises based on merit. We believe that the annual salary must be competitive with the market with respect to the skills and experience that are necessary to meet the requirements of the named executive officer’s position with us.

The employment agreements with Messrs. Yetman and Frigo were amended and restated on December 30, 2008, and the employment agreements with Messrs. Burger and Carr were amended and restated on December 29, 2008, each to reflect certain provisions required to comply with Section 409A of the Internal Revenue Code.

In light of the then existing economic and industry downturn as well as near term outlook, effective February 1, 2009, our senior management agreed to voluntary reductions in their 2009 base salaries, which were approved by the Board of Directors, including a reduction of 15% for Mr. Yetman and 10% for the other named executive officers. On December 16, 2009, the Compensation Committee approved the 2010 base salaries for our named executive officers. In consideration of the Company’s overall financial performance in the midst of difficult market conditions in 2009 and given the Compensation Committee and senior management’s assessment of the Company’s position at the end of 2009, base salaries for 2010 were established by the Compensation Committee reflecting 2008 salary levels (i.e. unaffected by the above-referenced 2009 reductions) plus certain merit increases in the case of certain named executive officers. The 2009 salaries (reflecting the reductions) and 2010 salaries are shown in the following table:

Name	2009 Salary	2010 Salary
Mr. Yetman	$543,200	$678,000
Mr. Burger	$356,379	$410,000
Mr. Carr	$372,154	$410,000
Mr. Frigo	$372,154	$410,000
Ms. Van	$209,332	$265,000

Bonus — The employment agreements in effect for Messrs. Yetman, Burger, Carr and Frigo provide for the possibility of a cash performance bonus. In 2009, Messrs. Yetman and Burger were each eligible to receive a cash performance bonus in an amount up to 100% of his base salary, Ms. Van was eligible to receive a cash performance bonus in an amount up to 75% of her base salary, and Messrs. Frigo and Carr were each eligible to receive a cash performance bonus in an amount up to 60% of his base salary, as determined by our Board of Directors based upon the attainment of performance goals conveyed to the officer. The Compensation Committee has the discretion to increase the cash performance bonus for any year.

Our bonus program is the most significant way in which we tie compensation to recent performance for our Company. In 2009, the Board of Directors established performance goals with bonus payments tied to the achievement of certain adjusted EBITDA targets, with other secondary performance factors that would be considered by the Compensation Committee, in its discretion, to determine bonus amounts, provided the adjusted EBITDA threshold target was achieved. Adjusted EBITDA as used by the Compensation Committee is net income before interest, taxes and depreciation and amortization expense (EBITDA) and excluding the impact of asset impairments, restructuring charges, gains on debt repurchases and foreign currency transaction gains or losses related to our Canadian subsidiary. The 2009 bonus program had an adjusted EBITDA threshold of $50 million (ranging to a maximum level at EBITDA of $70 million). The secondary factors to be considered in assessing the performance of each of our named executives were established for each executive giving consideration to those operational goals the related executive was deemed as having responsibility for, as well as the ability to impact.

Accordingly, the secondary bonus factors differed by executive given each executive’s particular area of responsibility as follows: inventory turnover and Copperfield integration for Messrs. Yetman and Burger; plant- related production and efficiency, and Copperfield integration for Mr. Carr; business unit and product-related performance, inventory turnover, and Copperfield integration for Mr. Frigo; and business unit performance and inventory turnover for Ms. Van. There was no set weighting to these secondary factors and no target level of performance for any factor that was material to a determination of the bonuses, nor was any target level communicated to the named executive officers. These secondary factors were to be weighed by the Compensation Committee, in its discretion, to determine bonus amounts if the primary adjusted EBITDA goal was met.

The Copperfield integration objective was a qualitative measure determined by the Compensation Committee in its discretion. The inventory turnover goal related to a demonstratable improvement in turnover levels for domestic manufactured goods. The plant-related production and efficiency factors for Mr. Carr included the aforementioned inventory turnover factor and other factors tied to labor productivity, material yield and plant spending. The business unit factors for Mr. Frigo and Ms. Van were tied to each of their reportable segment’s respective assessed contribution in achieving the Company-wide adjusted EBITDA targets. The new product goal for Mr. Frigo was a qualitative measure determined by the Chief Executive Officer in his sole discretion. We applied similar factors to all employees eligible to receive bonuses on a channel and segment basis, not only to the named executive officers.

We did not achieve our Company-wide adjusted EBITDA target for 2009, and consequently, no cash bonuses were paid to the named executive officers under the 2009 bonus program described above. However, in light of the named executive officers’ outstanding performance during the extraordinarily difficult business conditions of 2009, including strong cash flow and working capital management, as well as successful reduction of costs and appropriate adjustment of production capacity, on December 16, 2009, the Compensation Committee approved discretionary cash bonuses for the named executive officers in amounts generally equivalent to the base salary reductions they incurred during 2009, as follows: Mr. Yetman — $91,000, Mr. Burger — $38,000, Mr. Carr — $39,000, Mr. Frigo — $39,000, and Ms. Van — $48,000.

Cash performance bonuses in 2010 will be determined primarily on the basis of the Company’s adjusted EBITDA performance in 2010, and on other factors including cash flow, inventory turnover and achievement of other business unit and individual objectives.

Options — On October 5, 2006, our Board of Directors adopted, with shareholder approval, a stock incentive plan that originally provided for the granting of options to purchase 1,650,000 shares of our common stock. This plan was amended and restated, with shareholder approval, effective April 30, 2008, to (i) increase the maximum number of shares that may be issued thereunder by 790,000, from 1,650,000 to 2,440,000, (ii) add stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and incentive performance bonuses as available awards thereunder, (iii) add additional performance measures to be used in connection with awards designed to qualify for the performance-based exception from the tax deductibility limitation of Section 162(m) of the Internal Revenue Code, and (iv) add a section that allows participants to defer receipt of awards that would otherwise be due thereunder in accordance with Section 409A of the Internal Revenue Code.

On February 2, 2009, we granted options to purchase shares of common stock at $3.99 per share as follows:

Name	Securities Underlying Options (#)(1)
G. Gary Yetman	87,719
Richard N. Burger	37,594
Richard Carr	5,000
Michael A. Frigo	5,000
Kathy Jo Van	20,050

(1)	One-third of the options vest on each of the first, second and third anniversaries of the grant date.

These options were granted based on a multiplier of base salary recommended by the Chief Executive Officer (with respect to the other named executive officers) and by the Board of Directors (with respect to the Chief Executive Officer), based in part on long-term incentive grant guidelines established by the Company and recommendations made by its outside compensation consultant in past years.

We award options to align the interests of our executives with the interests of our shareholders by having the realizable value depend on an increase of our stock price. We believe this will motivate our officers to return value to shareholders through future appreciation of our stock price. The options provide a long-term incentive because they vest over a period of time and remain outstanding for ten years, encouraging executives to focus energies on long-term corporate performance. The vesting requirements are designed to encourage retention of our officers.

We have additional shares authorized under our stock incentive plan for future awards at the discretion of our Compensation Committee. It is our intention to base the exercise price of options on the stock price on the grant date of that option.

Restricted Stock and RSUs — On February 2, 2009, we granted shares of restricted stock under the Long-Term Incentive Plan as follows:

Name	Shares (#)(1)
G. Gary Yetman	87,719
Richard N. Burger	37,594
Richard Carr	0
Michael A. Frigo	0
Kathy Jo Van	20,050

(1)	One-third of the shares vest on each of the first, second and third anniversaries of the grant date.

We introduced restricted stock awards as part of our annual equity award grants in 2009, in addition to stock options. Awards of restricted stock align the interests of our executives with those of shareholders and they retain their incentive value in a down market better than do stock options. The amounts of these awards were determined by the Board based on a multiple of base salary depending on the executive’s respective position and responsibilities, based in part on long-term incentive grant guidelines established by the Company and recommendations made by an outside compensation consultant engaged in past years. Messrs. Carr and Frigo did not receive restricted stock awards in 2009 given that the terms of their employment agreements entered into in connection with the acquisition of Copperfield, LLC in 2007 provided for larger base salaries relative to other Company executives in comparable positions.

On March 2, 2010, we awarded performance-based restricted stock units (RSUs) under the Long-Term Incentive Plan as follows:

Name	Shares (#)(1)
G. Gary Yetman	330,840
Richard N. Burger	94,562
Richard Carr	13,290
Michael A. Frigo	13,290
Kathy Jo Van(2)	54,980

(1)

The RSUs have a term of ten years and vest in increments upon the Company’s common stock attaining three separate incrementally increasing stock price goals beginning with a price representing approximately 350% of the average stock price per share on the grant date as follows: Mr. Yetman — 74,250 RSUs, 128,340 RSUs and 128,250 RSUs, respectively; Mr. Burger — 22,562 RSUs, 36,000 RSUs and 36,000 RSUs, respectively; Mr. Carr — 3,000 RSUs, 5,040 RSUs and 5,250 RSUs, respectively; Mr. Frigo —

3,000 RSUs, 5,040 RSUs and 5,250 RSUs, respectively; and Ms. Van — 12,230 RSUs, 21,000 RSUs and 21,750 RSUs, respectively. Upon each vesting date, two-thirds of the corresponding RSUs will settle in shares of the Company’s common stock on a 1-for-1 basis and one-third will settle in cash, in each case subject to applicable tax withholding.

(2)	On March 2, 2010, Ms. Van also was awarded an option to purchase 30,000 shares of common stock. This option has a term of ten years and vests in three equal installments on March 2, 2012, 2013 and 2014.

Because these awards identified in the table above were granted in 2010, they are not required to be included in the compensation tables in this proxy statement. We introduced the performance-based RSU awards as part of our annual equity award grants in 2010 to ensure that the Company is managed for the long-term benefit of shareholders and to reward executives for maximizing long-term performance. The amounts of these awards were established by the Board of Directors, in its discretion, based in part on long-term incentive grant guidelines established by the Company and recommendations made by an outside compensation consultant engaged in past years.

Perquisites and Other Personal Benefits — We provide each of our executive officers with perquisites and other personal benefits such as car allowances, club memberships, tax planning advice, and life and disability insurance. Also, our named executive officers are permitted to contribute a percentage of their salary to the Company’s 401(k) plan, up to the limitations established by law. For part of the first quarter of 2009, we matched an amount equal to $1 for each $1 of the first 1% of salary contributed and $0.50 for each additional dollar of the next 5% of salary contributed under the 401(k) plan (subject to limitations established by law). Participation in the Company’s 401(k) plan and receipt of matching contributions is also available to all full-time employees, subject to the terms of the 401(k) plan. In connection with the other cost saving actions described herein, effective February 2009, we suspended the Company matching contributions to the 401(k) plan for all participants. We reinstated the Company matching contributions to the 401(k) plan for all participants, effective January 1, 2010. In addition, we provide the same or comparable health and welfare benefits to our named executive officers as are available for all other full-time employees. We believe that the perquisites and other personal benefits that we offer are typical employee benefits for high-level executives working in our industry and in our geographic area. We believe that these benefits are cost-beneficial for the Company and substantially enhance employee morale and performance. We provide these benefits at our discretion. Our perquisite and personal benefit programs may change over time as the Compensation Committee determines what is appropriate.

Retirement Benefits — Our named executive officers do not participate in any defined benefit retirement plans such as a pension plan. We do not have any deferred compensation programs. As noted above, our named executive officers are eligible for a 401(k) plan, and in 2009 we matched those contributions as described in “Perquisites and Other Personal Benefits.” The 401(k) plan and our matching contributions are designed to encourage our named executive officers and other employees to save for their retirement.

Our Compensation Process

The Compensation Committee makes the compensation decisions for our named executive officers. The Compensation Committee is comprised of Dennis J. Martin, Isaac M. Neuberger and Denis E. Springer. The Board has determined that Messrs. Martin, Neuberger and Springer are independent directors. Neither the Chief Executive Officer nor any other officer of the Company is a member of the Compensation Committee.

The Compensation Committee reviews and approves corporate goals and objectives against which it evaluates our Chief Executive Officer’s performance. The Compensation Committee, together with the Board, determines and approves the Chief Executive Officer’s compensation level based on this evaluation. To accomplish this, the Compensation Committee makes a recommendation on the Chief Executive Officer’s compensation level to the Board for its final determination and approval. The Chief Executive Officer is not present during this discussion. Our Compensation Committee charter provides that the goals and objectives for the Chief Executive Officer should consist of objective criteria, including goals for performance of the business, the accomplishment of long-term strategic objectives and the development of management. In determining the long-term incentive component of our Chief Executive Officer’s compensation, the Compensation Committee charter provides that the Compensation Committee should consider, among other things, our performance and shareholder returns as compared to similar companies, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

The Compensation Committee reviews the Chief Executive Officer’s proposal with respect to the compensation of our other executive officers and makes a recommendation to the Board on the amount of compensation that should be paid to them. The Chief Executive Officer may be present during these discussions but may not vote.

In past years, we have engaged Hay Group, Inc. as a compensation consultant to provide market data with respect to levels of base salary, bonus and long term incentives for executives. However, while we reviewed such market information, it was only one factor among several that we considered in establishing executive compensation levels and mixes, and we did not make use of any formula incorporating such data. We did not engage a compensation consultant in 2009.

Generally, in determining whether to increase or decrease compensation to our named executive officers, we take into account any changes of which we are aware in the market pay levels, the performance of the executive officer, the responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

When making compensation decisions for 2009, the Board of Directors evaluated the performance of our Chief Executive Officer and took this evaluation into consideration when approving his compensation package. With respect to the other named executive officers, the Chief Executive Officer evaluated their performance and, based on this evaluation, made recommendations to the Board of Directors with respect to compensation decisions. When we amended and restated the employment agreements of Messrs. Yetman and Burger in 2006 and when we entered into the employment agreements with Messrs. Carr and Frigo in 2007, in addition to reviewing market compensation information as described above, we considered the prior pay levels of our named executive officers, the additional responsibilities expected for these officers and the importance of these individuals to our success.

Change in Control

Under our employment agreements, Messrs. Yetman and Burger each receive a severance payment and accelerated vesting of his options and restricted stock if there is a change in control and if he terminates employment with the Company. We believe this so-called “double trigger,” by requiring both the change in control and a termination to occur, maximizes shareholder value because it prevents an unintended windfall for management in the event of a friendly change in control. Similarly, under the terms of Ms. Van’s severance and restrictive covenant agreement, Ms. Van is not entitled to any “single trigger” benefits upon a change in control, but rather is entitled to a severance payment and accelerated vesting of her options and restricted stock upon certain terminations of employment. These arrangements are discussed in greater detail in the “Potential Payments Upon Termination or Change in Control” section.

Stock Ownership Guidelines

We have not implemented any stock ownership requirements for named executive officers. Prior to listing on NASDAQ in 2007, the market for our stock largely was limited. We will continue to periodically re-evaluate whether it would be appropriate for us to implement stock ownership requirements for our named executive officers. As noted above, we have granted options, restricted stock and performance-based restricted stock units to our named executive officers and have an incentive plan in place pursuant to which more options, restricted stock, restricted stock units and other equity grants can be issued in the future, which we believe allows management to own equity in the Company and accordingly to align their interest with those of other shareholders.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code, which generally limits to $1 million the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers in the year the compensation becomes ordinarily deductible to the company. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. We generally intend for the annual performance bonuses for our executive officers to qualify as performance-based compensation, to the extent that Section 162(m) applies.

While deductibility of compensation is preferred, achieving the compensation objectives set forth above may, in certain situations, be more important than the benefit of tax deductibility. We reserve the right, therefore, to maintain flexibility in how we compensate our executive officers and, as a result, certain amounts of compensation may not be deductible from time to time.

Executive officers recognize taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer’s wages and the amount we may deduct is equal to the common stock price when the stock options are exercised, less the exercise price, multiplied by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option.

Executive officers granted shares of restricted stock will not recognize taxable income at the time of grant and we will not be allowed a deduction for federal income tax purposes at that time. However, an executive officer granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a “Section 83(b) election” to such effect with us and the Internal Revenue Service within 30 days after the date of grant. If a Section 83(b) election is not made, an executive officer granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Subject to the $1 million limit on the amount of compensation that can be deducted for payments to each of our executive officers, if applicable, we will be allowed a deduction for federal income tax purposes at the time the executive officer receiving restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such officer.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this prospectus with management and based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.

The foregoing report has been approved by all members of the Compensation Committee.

Dennis J. Martin

Isaac M. Neuberger (Chairman)

Denis E. Springer

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (3) ($)	Total ($)
G. Gary Yetman	2009	$543,200	$91,000	$350,000	$226,990	$—	$36,288	$1,247,478
President and Chief Executive Officer	2008	630,500	—	74,811	256,018	—	40,638	1,001,967
	2007	592,931	—	—	—	585,000	41,253	1,219,184

Richard N. Burger	2009	356,379	38,000	150,000	97,282	—	16,469	658,130
Executive Vice President,	2008	392,625	60,000	—	109,409	—	20,203	582,237
Chief Financial Officer, Secretary and Treasurer	2007	380,084	—	—	—	375,000	21,507	776,591

Richard Carr	2009	372,154	39,000	—	12,939	—	7,153	431,246
Executive Vice President, Operations	2008	410,000	—	—	43,764	—	20,100	473,864

Michael A. Frigo	2009	372,154	39,000	—	12,939	—	7,815	431,908
Executive Vice President,	2008	410,000	—	—	43,764	—	15,300	469,064
OEM Group,	2007	300,000	—	—	295,000	150,000	45,296	790,296

Kathy Jo Van	2009	209,332	48,000	80,000	51,883	—	10,421	399,636
Executive Vice President, Retail Group

(1)	This column discloses the grant date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718. The amounts disclosed for 2008 and 2007 have been recast to reflect the grant date fair value for such years, in accordance with new SEC disclosure rules. Additional detail regarding the 2009 restricted stock awards is provided in the 2009 Grant of Plan-Based Awards Table.
(2)	This column discloses the grant date fair value of option awards calculated in accordance with FASB ASC Topic 718. For all assumptions used in the calculation, see Note 12 to the Company’s audited financial statements contained in our annual report on Form 10-K filed on March 4, 2010. The amounts disclosed for 2008 and 2007 have been recast to reflect the grant date fair value for such years, in accordance with new SEC disclosure rules. Additional detail regarding the 2009 option awards is provided in the 2009 Grant of Plan-Based Awards Table.
(3)	All Other Compensation includes the following with respect to named executive officers who received perquisites totaling in excess of $10,000:

Name	Year	Car Allowance(a)	Club Memberships	Tax Planning Advice	Life and Disability Insurance	401(K) Matching Contributions	Total
G. Gary Yetman	2009	$8,175	$13,177	$2,500	$8,604	$3,832	$36,288
Richard N. Burger	2009	$5,488	—	775	5,673	4,533	16,469
Kathy Jo Van	2009	$6,996	—	—	—	3,425	10,421

(a)	We leased an automobile for Mr. Burger during 2009. The value of his personal use is based on the gross capitalized cost determined at the time of the lease multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline. Mr. Yetman and Ms. Van received a car allowance during 2009. The value of personal use of an automobile is based on the allowance received multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline.

2009 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options ($)(3)	Exercise or Base Price of Option Awards (5)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Maximum ($)
G. Gary Yetman	02/02/2009	—	—	87,719	—	—	$350,000
	02/02/2009	—	—	—	87,719	$3.99	$226,990
	02/02/2009	$0	$630,500	—	—	—	—

Richard N. Burger	02/02/2009	—	—	37,594	—	—	$150,000
	02/02/2009	—	—	—	37,594	$3.99	$97,282
	02/02/2009	$0	$392,625	—	—	—	—

Richard Carr	02/02/2009	—	—	—	5,000	$3.99	$12,939
	02/02/2009	$0	$205,000	—	—	—	—

Michael A. Frigo	02/02/2009	—	—	—	5,000	$3.99	$12,939
	02/02/2009	$0	$205,000	—	—	—	—

Kathy Jo Van	02/02/2009	—	—	20,050	—	—	$80,000
	02/02/2009	—	—	—	20,050	$3.99	$51,883
	02/02/2009	$0	$172,965	—	—	—	—

(1)	Messrs. Yetman and Burger were each eligible to receive a cash performance bonus in an amount up to 100% of his base salary, Ms. Van was eligible to receive a cash performance bonus in an amount up to 75% of her base salary, and Messrs. Frigo and Carr were each eligible to receive a cash performance bonus in an amount up to 50% of his base salary, as determined by our Board of Directors based upon the attainment of performance goals conveyed to the officer. On February 2, 2009, the Board of Directors established performance goals based on an adjusted EBITDA threshold of $50 million (ranging to a maximum level at adjusted EBITDA of $70 million), and a predetermined minimum inventory turnover ratio for 2009. In addition, Mr. Frigo and Ms. Van had certain business unit goals. Based on 2009 Company performance results, no bonuses were earned under this bonus program in 2009; however, discretionary cash bonuses were awarded to each of the named executive officers in 2009. Further information about the performance awards and discretionary bonuses is contained in the “Compensation Discussion and Analysis — Elements of our Compensation Program — Bonus” section.
(2)	One-third of the shares of restricted stock vest on each of the first, second and third anniversaries of the grant date.
(3)	One-third of the stock options vest on each of the first, second and third anniversaries of the grant date.
(4)	This column discloses the grant date fair market value of the awards calculated in accordance with FASB ASC Topic 718. With respect to the restricted stock, the fair value of the restricted stock when granted was $3.99 per share, which we will expense over the three-year vesting term of the restricted stock. With respect to the options, we estimated the fair value of the stock options using the Black Scholes option-pricing model. The fair value of the options when granted was $2.59 per underlying common share, which we will expense over the three-year vesting term of these options. For all assumptions used in the valuation, see Note 12 of the Notes to Consolidated Financial Statements contained elsewhere in this prospectus.

Discussion of Summary Compensation and 2009 Grant of Plan Based Award Tables

Employment Agreements — Pursuant to their employment agreements, Messrs. Yetman and Burger initially received an annual CPI-adjusted salary starting at $550,000 and $375,000, respectively, plus a bonus of up to 100% of base salary for each year as determined by our Board of Directors based on attainment of performance goals conveyed to the employee. Pursuant to their employment agreements, Messrs. Carr and Frigo each receive an annual salary starting at $400,000. Mr. Carr is eligible to receive a bonus of up to 60% of base salary for each year as determined by our CEO based on attainment of performance goals conveyed to the employee. Mr. Frigo is eligible to receive a bonus of up to 60% of base salary for each year as determined by our Board of Directors based on attainment of performance goals conveyed to the employee. The cash performance bonus may be increased in any year in the discretion of the Board of Directors or an appropriate Board committee. Mr. Yetman also receives term life insurance in an amount not less than $1,000,000, health and country club memberships and has the right to one director seat on the Board of Directors of the Company and each of its affiliates. Messrs. Yetman and Burger each receive supplemental disability insurance in an amount equal to the amount they were receiving under their previous employment agreements.

The term of the employment agreements for Messrs. Yetman and Burger is a rolling three-year period such that upon each day of service, each agreement automatically renews for one additional day, unless terminated by either party. The term of the employment agreement for Mr. Carr is a three-year period that expired on April 2, 2010. The term of the employment agreement for Mr. Frigo is a rolling one-year period such that upon each day of service, the agreement automatically renews for one additional day, unless terminated by either party.

Stock Incentive Plan — As reflected in the above table, on February 2, 2009, Messrs. Yetman, Burger, Carr and Frigo and Ms. Van received option grants of 87,719, 37,594, 5,000, 5,000 and 20,050 shares, respectively. One-third of the options vest on each of the first, second and third anniversaries of the grant date, provided the employee remains employed by us on each vesting date (except in certain circumstances discussed in the “Potential Payments Upon Termination or Change in Control” section).

On February 2, 2009, Messrs. Yetman and Burger and Ms. Van received restricted stock grants of 87,719, 37,594, and 20,050, respectively. One-third of the shares of restricted stock vest on each of the first, second and third anniversaries of the grant date, provided the employee remains employed by us on each vesting date (except in certain circumstances discussed in the “Potential Payments Upon Termination or Change in Control” section).

Indemnification Agreements — We have entered into separate indemnification agreements with our directors and officers that provide them with indemnification rights, particularly with respect to indemnification procedures and directors’ and officers’ insurance coverage. The indemnification agreements require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from acts or omissions (i) regarding enforcement of the indemnification agreement, if not taken in good faith, (ii) relating to the purchase and sale by the officer or director of securities in violation of Section 16(b) of the Exchange Act, (iii) subject to certain exceptions, in the event of claims initiated or brought voluntarily by the officer or director, not by way of defense, counterclaim or cross claim or (iv) for which applicable law or the indemnification agreements prohibit indemnification; provided, however, that the officers or directors shall be entitled to receive advance amounts for expenses they incur in connection with claims or actions against them unless and until a court having jurisdiction over the claim shall have made a final judicial determination that the officer or director is prohibited from receiving indemnification. Furthermore, we are not responsible for indemnifying the officers and directors if an independent reviewing party (a party not involved in the pending claim) determines that a director or officer is not entitled to indemnification under applicable law, unless a court of competent jurisdiction determines that the director or officer is entitled to indemnification. We believe that these indemnification arrangements are important to our ability to attract and retain qualified individuals to serve as directors and officers.

Outstanding Equity Awards at 2009 Fiscal Year-End

				Option Awards			Stock Awards
Name	Grant Date	Number Of Securities Underlying Unexercised Options (#) Unexercisable		Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
G. Gary Yetman	02/02/2009	87,719	(2)	—	$3.99	02/01/2019	87,719	(3)	$298,245
	03/26/2008	—		—	—	—	4,596	(3)	$15,627
	01/04/2008	39,000	(2)	19,500	$8.38	01/03/2018	—		—
	10/11/2006	—		230,000	$15.00	10/10/2016	—		—

Richard N. Burger	02/02/2009	37,594	(2)	—	$3.99	02/01/2019	37,594	(3)	$127,820
	01/04/2008	16,666	(2)	8,334	$8.38	01/03/2018	—		—
	10/11/2006	—		115,000	$15.00	10/10/2016	—		—

Richard Carr	02/02/2009	5,000	(2)	—	$3.99	02/01/2019	—		—
	01/04/2008	6,666	(2)	3,334	$8.38	01/03/2018	—		—
	05/11/2007	8,333	(1)	16,667	$23.62	05/10/2017	—		—

Michael A. Frigo	02/02/2009	5,000	(2)	—	$3.99	02/01/2019	—		—
	01/04/2008	6,666	(2)	3,334	$8.38	01/03/2018	—		—
	05/11/2007	8,333	(1)	16,667	$23.62	05/10/2017	—		—

Kathy Jo Van	02/02/2009	20,050	(2)	—	$3.99	02/01/2019	20,050	(3)	$68,170

(1)	Contingent on continued employment, the remaining unexercisable options become exercisable on May 11, 2010.
(2)	Contingent on continued employment, one-third of the options granted become exercisable on the first, second and third anniversaries of the grant date.
(3)	Contingent on continued employment, one-third of the shares of restricted stock become vested on the first, second and third anniversaries of the grant date.

2009 Option Exercises and Stock Vested

No options were exercised in 2009. On March 26, 2009, Mr. Yetman vested in 2,299 shares of restricted stock (one-third of the shares of restricted stock awarded to him on March 26, 2008).

Potential Payments Upon Termination or Change in Control

We may terminate the employment of any of our named executive officers for “Cause,” which is defined in (a) the employment agreements with Messrs. Yetman and Burger, and (b) the severance and restrictive covenant agreement with Ms. Van, as:

•	gross neglect or willful failure to perform duties in all material respects after written demand and 30-days’ notice from the Board of Directors;

•	a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach;

•	fraud or embezzlement; or

•

the employee’s conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee’s ability to perform his employment duties.

“Cause” is defined in the employment agreements with Messrs. Carr and Frigo as:

•	gross misconduct;

•	material nonperformance after two weeks’ notice from the Company;

•	material breach of the agreement;

•

the employee’s conviction or entry of a plea of nolo contendere to any felony or misdemeanor or the entry of any final civil judgment in connection with any allegation of fraud, misrepresentation, misappropriation or any other intentional tort or statute violation;

•	insubordination;

•	violation of the Company’s sexual harassment/anti-discrimination policies; or

•	a court order prohibiting the employee from working for the Company for a period that extends beyond six months.

Messrs. Yetman and Burger may terminate their employment agreements at any time within 90 days of the occurrence of an event that constitutes “Good Reason,” which is defined as:

•	a material reduction in base compensation, excluding an insubstantial and inadvertent failure that is remedied within 15 days’ notice by the employee;

•	a significant reduction in responsibilities or duties;

•	a 35-mile relocation of the office where the employee works;

•	a change in control; or

•	other willful failure or willful breach by the Company of any material obligations of the agreement.

The employment agreements require Messrs. Yetman and Burger to give written notice to the Board of Directors of an intention to terminate employment for Good Reason, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Messrs. Yetman and Burger each must give three months’ notice to terminate his employment agreement without Good Reason.

Messrs. Carr and Frigo may terminate their employment agreements in the event of a “Substantial Breach,” which is defined as:

•	a material reduction in the employee’s responsibilities below the position of a senior manager;

•	a material reduction in salary; or

•	a willful failure or willful breach by the Company of any materials obligations of the agreement.

The employment agreements require Messrs. Carr and Frigo to give written notice to the Board of Directors of an intention to terminate employment due to a Substantial Breach, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Messrs. Carr and Frigo must each give two weeks’ notice to terminate his employment agreement for any reason.

Ms. Van may terminate her employment under her severance and restrictive covenant agreement at any time for “Good Reason,” which is defined as:

•

a material reduction in authority, duties or responsibilities, other than due to the employee’s continued failure to substantially perform her duties with the Company or to accommodate the employee’s physical or mental illness or infirmity;

•	a material reduction in salary, except with regard to across-the-board salary reductions; or

•	a 50-mile relocation of the office where the employee works within two years after a “Change in Control.”

The severance and restrictive covenant agreement requires Ms. Van to give written notice to the Board of Directors of an intention to terminate employment for Good Reason, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Ms. Van may terminate her employment without Good Reason at any time.

If we terminate Mr. Yetman or Mr. Burger without Cause or if either of them terminates his employment with Good Reason, he shall be entitled to receive, in a lump sum, a payment equal to three times an amount equal to his base salary plus his average annual bonus for the two complete years immediately preceding the date of termination. His benefits shall continue for 36 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee. In the event that Mr. Yetman or Mr. Burger terminates employment because of his death or disability, he (or his estate) shall be entitled to receive, in a lump sum, a payment equal to one year’s salary and his average annual bonus for the two complete years immediately preceding the date of termination. His benefits shall continue for 12 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee.

If we terminate Mr. Carr without Cause or if he terminates his employment after Substantial Breach, he shall be entitled to receive salary continuation payments for the remainder of the term of his employment agreement. The term of Mr. Carr’s employment agreement commenced on April 2, 2007 and ended on April 2, 2010. If we terminate Mr. Frigo without Cause or if he terminates his employment after Substantial Breach, he shall be entitled to receive salary continuation payments for the remainder of the term of his employment agreement. The term of Mr. Frigo’s employment agreement is a rolling one-year period. In the event that Mr. Carr or Mr. Frigo terminates employment because of his disability, he shall be entitled to receive salary continuation payments for a period of six months or the remainder of the term of his employment agreement, whichever period ends first. In the event that Mr. Carr or Mr. Frigo terminates employment because of his death, he shall not be entitled to any additional payments after termination (other than accrued and unpaid salary as of the date of termination).

If we terminate Ms. Van without Cause or if she terminates her employment with Good Reason, she shall be entitled to receive an amount equal to one and a half times her salary, to be paid in 24 semi-monthly installments. In addition, she shall receive subsidized coverage under the Company’s group health plan for a period of up to 12 months, and all outstanding stock options or restricted stock that vest based on the passage of time shall be immediately vested. Ms. Van’s entitlement to these benefits is conditioned upon her execution of a general release of claims against the Company. In the event that Ms. Van terminates employment because of her death or disability, she shall not be entitled to any additional payments after termination (other than accrued and unpaid salary and bonus as of the date of termination).

The employment agreements with Messrs. Yetman and Burger contain non-compete provisions that will last for one year following termination of employment; the non-compete clause is not applicable if the Company terminates the employee without Cause or the employee terminates his employment for Good Reason or the Company fails to make any payment or perform any obligation owed to him under the agreement. In addition, the employment agreements with Messrs. Yetman and Burger contain a confidentiality clause which is effective for no longer than three and one half years after an employee’s termination.

The employment agreements with Messrs. Carr and Frigo contain non-compete provisions that last for the duration of the period in which he receives any salary continuation payments. The employment agreements also contain non-solicitation provisions that will last for one year following termination of employment. In addition, the employment agreements with Messrs. Carr and Frigo contain a confidentiality clause which is effective at all times.

The severance and restrictive covenant agreement with Ms. Van contains non-compete and non-solicitation provisions that will last for one year following termination of employment. In addition, the agreement contains a confidentiality cause which is effective at all times.

If we terminate Messrs. Yetman or Burger for Cause, the only payments he shall receive are accrued salary for the period he has worked and any bonus that may otherwise have become due for the fiscal year prior to the year of his employment termination. If we terminate Messrs. Carr or Frigo for Cause, the only payment he shall receive is accrued salary for the period he has worked. If we terminate Ms. Van for Cause, the only payments she shall receive are accrued salary and bonus for the period she has worked.

Set forth below is a description of the incremental amounts that we would have paid our named executive officers following a termination, assuming that the relevant trigger event occurred on December 31, 2009.

	Cash Severance	Bonus	Stock Options(1)	Restricted Stock(2)	Medical Continuation	Insurance Continuation	Health Club Memberships
G. Gary Yetman
Termination Without Cause or Termination for Good Reason, including a Change in Control	$1,629,600	$136,500	$0	$167,443	$43,191	$25,812	$34,071
Death or Disability	$543,200	$45,500	$0	$167,443	$14,397	$8,604	$11,357

Richard N. Burger
Termination Without Cause or Termination for Good Reason, including a Change in Control	$1,069,137	$147,000	$0	$65,972	$43,191	$17,109	—
Death or Disability	$356,379	$49,000	$0	$65,972	$14,397	$5,673	—

Richard Carr
Termination Without Cause or Termination for Good Reason, including a Change in Control	$92,784	—	—	—	—	—	—
Disability	$92,784	—	—	—	—	—	—

Michael A. Frigo
Termination Without Cause or Termination after Substantial Breach	$372,154	—	—	—	—	—	—
Disability	$186,077	—	—	—	—	—	—

Kathy Jo Van
Termination Without Cause or Termination for Good Reason, including a Change in Control	$313,998	—	—	$35,185	$14,397	—	—
Death or Disability	—	—	—	—	—	—	—

(1)

Options for Messrs. Yetman and Burger were granted on October 11, 2006 with an exercise price of $15.00 per share, which was the price per share at which we sold our common stock in the 2006 Private Placement, on January 4, 2008 with an exercise price of $8.38 per share, and on February 2, 2009 with an exercise price of $3.99 per share. Options for Ms. Van were granted on February 2, 2009 with an exercise price of $3.99 per share. These options had no intrinsic value as of December 31, 2009, as our share price on that date was below the exercise price of the options, and therefore the potential acceleration of vesting of Messrs. Yetman and Burger’s options and Ms. Van’s options is valued at $0.
(2)	Represents amount of unrecognized compensation cost as calculated as of December 31, 2009 under accounting guidance for stock-based compensation.

Compensation Risks

With the oversight of the Compensation Committee, we have reviewed our employee compensation policies and practices to determine whether they expose the Company to excessive risks. Based on our review, we believe that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

2009 Director Compensation

The following information sets forth the compensation paid to our directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
David Bistricer	$92,500	$100,000	$0	$192,500
Shmuel D. Levinson	$55,500	$60,000	$0	$115,500
James G. London	$55,500	$60,000	$0	$115,500
Dennis J. Martin	$64,750	$60,000	$0	$124,750
Isaac M. Neuberger	$60,125	$60,000	$0	$120,125
Harmon S. Spolan	$69,375	$60,000	$0	$129,375
Denis E. Springer	$74,000	$60,000	$0	$134,000
Nachum Stein	$92,500	$100,000	$0	$192,500

(1)	Includes retainer fees and Board meeting fees earned in 2009.
(2)	This column discloses the grant date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718. The following table indicates the number of shares of restricted stock granted to each director on February 2, 2009, the grant date fair market value of such award, and the total unvested restricted stock awards held by each director as of December 31, 2009:

Name	2009 Award (#)	2009 Fair Market Value ($)	Total Unvested Awards (#)
David Bistricer	25,063	$100,000	32,381
Shmuel D. Levinson	15,038	$60,000	19,428
James G. London	15,038	$60,000	19,428
Dennis J. Martin	15,038	$60,000	18,696
Isaac M. Neuberger	15,038	$60,000	19,428
Harmon S. Spolan	15,038	$60,000	19,428
Denis E. Springer	15,038	$60,000	19,428
Nachum Stein	25,063	$100,000	32,381

(3)	No options were awarded to our directors during fiscal year 2009. As of December 31, 2009, our non-employee directors held the following outstanding option awards: David Bistricer — 0; Shmuel D. Levinson — 0; James G. London — 2,500; Isaac M. Neuberger — 2,500; Harmon S. Spolan — 2,500; Denis E. Springer — 2,500; Dennis J. Martin — 0; and Nachum Stein — 0.

Our directors compensation policy provides that outside directors, other than the co-chairmen, each receive an annual retainer of $60,000 in cash (payable quarterly) and $60,000 in restricted common stock (issued annually on the first business day of each new fiscal year). Each co-chairman of the Board of Directors receives an annual retainer of $100,000 in cash (payable quarterly) and restricted common stock having a value of $100,000 (issued annually on the first business day of each new fiscal year). In addition, each member of the Audit Committee receives an additional annual retainer of $10,000 in cash (payable quarterly). Finally, in addition to the above, the chairperson of the Audit Committee receives an annual retainer of $10,000 in cash (payable quarterly) and the chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $5,000 (payable quarterly). The shares of restricted stock will vest in three equal installments on each of the first three anniversaries of the February grant date.

Beginning with the second quarter of 2009, each director’s cash compensation was reduced by 10%. Effective January 1, 2010, the directors’ compensation reverted to the levels set forth in our directors’ compensation policy as discussed above.

All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table shows our common shares owned directly or indirectly by our directors and named executive officers as of May 17, 2010.

Name	Number of Shares	Percent
Directors and Named Executive Officers:
David Bistricer(1)(2)	251,999	1.4%
Richard N. Burger(3)	602,591	3.5%
Richard Carr(4)	34,998	*
Michael A. Frigo(4)	27,228	*
Kathy Jo Van(5)	124,708	*
Shmuel D. Levinson	39,428	*
James G. London(6)	41,094	*
Dennis J. Martin	38,330	*
Isaac M. Neuberger(6)	41,094	*
Harmon S. Spolan(6)	42,094	*
Denis E. Springer(6)	41,094	*
Nachum Stein(7)(8)	717,721	4.1%
G. Gary Yetman(9)	952,930	5.4%
All directors and executive officers as a group(10)	2,947,445	17.0%

*	Less than 1%
(1)	Mr. David Bistricer’s address is: 4611 12th Avenue, Brooklyn, New York 11219.
(2)	This does not include 1,812,586 shares held by The DB 2006 Trust and 1,782,536 shares held by The MB 2006 Trust, each for the benefit of family members of Mr. David Bistricer, as to which Mr. David Bistricer disclaims beneficial ownership.
(3)	Includes 143,697 options that have already vested.
(4)	Includes 24,998 options that have already vested.
(5)	Includes 42,678 options that have already vested.
(6)	Includes 1,666 options that have already vested.
(7)	This does not include 2,876,008 shares owned by Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, each a brother-in-law of Nachum Stein, certain family members of Nachum Stein and trusts for the benefit of certain family members of Nachum Stein, as to which Mr. Stein disclaims beneficial ownership.
(8)	Includes 110,240 shares owned by HSI Partnership. The partners of HSI Partnership are Messrs. A. Hasenfeld, E. Hasenfeld and H. Hasenfeld, and Nachum Stein. Each of the partners shares voting and investment power for the 110,240 shares.
(9)	Includes 15,477 shares owned by Mr. Yetman’s spouse and 298,239 options that have already vested.
(10)	This does not include the 6,471,130 shares owned by certain family members of Nachum Stein and David Bistricer and trusts for the benefit of certain family members of Nachum Stein and David Bistricer. (See footnotes 2 and 7) Includes 48,794 options that have already vested to Kurt J. Hennelly. Includes 42,678 options that have already vested to Kathy Jo Van.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Shareholders:
The DB 2006 Trust(1)	1,812,586	10.5%
The MB 2006 Trust(2)	1,782,536	10.2%
SCSF Equities, LLC(3)	1,228,000	7.1%
JANA Partners LLC(4)	1,146,336	6.6%
Raging Funds(5)	999,114	5.8%
Eubel Brady & Suttman Asset Management, Inc.(6)	995,398	5.7%

(1)	Based on a Schedule 13G/A filed by The DB 2006 Trust on February 12, 2010, a majority of the trustees of The DB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,812,586 shares. Ester Bistricer, spouse of David Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The DB 2006 Trust. The address of The DB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.
(2)	Based on a Schedule 13G/A filed by The MB 2006 Trust on February 12, 2010, a majority of the trustees of The MB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,782,536 shares. Elsa Bistricer, spouse of Moric Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The MB 2006 Trust. The address of The MB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.
(3)	Based on a Schedule 13D/A filed jointly by SCSF Equities, LLC (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd. (“Sun Offshore Fund”), Sun Capital Securities Fund, LP (“Sun Securities Fund”), Sun Capital Securities Advisors, LP (“Sun Advisors”), Sun Capital Securities, LLC (“Sun Capital Securities”), Marc J. Leder and Rodger R. Krouse on November 12, 2009. SCSF Equities has shared power to vote and to dispose or direct the vote and disposition of 1,228,000 shares. Messrs. Leder and Krouse may each be deemed to control SCSF Equities, Sun Securities Fund and Sun Advisors, as Messrs. Leder and Krouse each own 50% of the membership interests in Sun Capital Securities, which in turn is the general partner of Sun Advisors, which in turn is the general partner of Sun Securities Fund, which in turn is the managing member of SCSF Equities. Messrs. Leder and Krouse may each be deemed to control Sun Offshore Fund by virtue of being the only two directors of Sun Offshore Fund. Sun Offshore Fund, in turn, owns a majority of the membership interests of SCSF Equities. The address of the principal business office of each of SCSF Equities, Sun Offshore Fund, Sun Securities Fund, Sun Advisors, Sun Capital Securities, Marc J. Leder and Rodger R. Krouse is 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486.
(4)	Based on a Schedule 13G/A filed by JANA Partners LLC on February 16, 2010, JANA Partners has power to vote and to dispose or direct the vote and disposition of 1,146,336 shares. The address of JANA Partners principal business office is 767 Fifth Avenue, 8th Floor, New York, New York 10153.
(5)	Based on a Schedule 13G filed on February 4, 2010 jointly by Raging Capital Fund, LP (“Raging Capital Fund”), Raging Capital Fund (QP), LP (“Raging Capital Fund QP” and together with Raging Capital Fund, the “Raging Funds”), Raging Capital Management, LLC (“Raging Capital”), and William C. Martin (“Mr. Martin”), Raging Capital Fund, Raging Capital Fund QP, Raging Capital and Mr. Martin have shared power to vote and to dispose or direct the vote and disposition of 541,616, 457,498, 999,114 and 999,114 shares, respectively. Raging Capital is the general partner of each of the Raging Funds. Mr. Martin is the managing member of Raging Capital. By virtue of these relationships, each of Raging Capital and Mr. Martin may be deemed to beneficially own Coleman Cable’s Common Stock, par value $0.001 per share, owned directly by the Raging Funds. The principal business address of each of the Raging Funds and Mr. Martin is 254 Witherspoon Street, Princeton, New Jersey 08542.
(6)	Based on a Schedule 13G/A filed jointly by Eubel Brady & Suttman Asset Management, Inc. (“EBS”), Ronald Eubel, Mark E. Brady, Robert J. Suttman II, William E. Hazel, Kenneth E. Leist, Paul D. Crichton, Julie E. Smallwood, Scott E. Lundy on February 24, 2010, EBS has shared power to vote and to dispose or direct the vote and disposition of 995,398 shares. Messrs. Eubel, Brady, Suttman II, and Hazel may, as a result of their ownership in and positions with EBS and other affiliated entities, be deemed to be indirect beneficial owners of 1,043,783 shares held by EBS and one affiliated entity, EBS Partners L.P. Messrs. Leist, Chricton, Lundy, and Ms. Smallwood may, as a result of their ownership in and positions with EBS, be deemed to be indirect beneficial owners of 995,398 shares. Mr. Eubel is the beneficial owner of an additional 550 shares. Ms. Smallwood is the beneficial owner of 320 shares. The address of EBS’ principal business office is 7777 Washington Village Drive, Suite 210, Dayton, Ohio 45459.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Lease for Corporate Headquarters

We lease our corporate headquarters facility in Waukegan, Illinois from HQ2 Properties, LLC. Three of our directors (Messrs. Bistricer, Stein and Yetman) and one of our executive officers (Mr. Burger) are the major equity owners of HQ2 Properties, LLC.

The rent payable under the lease consists of base rent, which was approximately $347,000 in 2004 and escalates to approximately $444,000 in 2015, each calculated pursuant to the terms of the lease. We paid $388,000 in 2009 pursuant to the lease. The aggregate amount due under the lease from January 1, 2009 until the end of the term is $2,806,000.

Leases with DJR Ventures, LLC

We lease three manufacturing facilities and three vehicles from DJR Ventures, LLC in which Richard Carr, our Executive Vice President, Operations, has a substantial minority interest. We paid a total of $1,069,000 in 2009 pursuant to the leases. The aggregate amount due under the leases from January 1, 2009 until the end of the term is $9,279,000.

Shareholders Agreement

Shareholders holding approximately 50% of our shares as of the date of this proxy are parties to a shareholders agreement, dated October 11, 2006, which we refer to as the “shareholders agreement.” Shareholders subject to the shareholders agreement include G. Gary Yetman, Richard N. Burger, Nachum Stein, National Society for Hebrew Day Schools, Mr. Stein’s children and their spouses, certain in-laws of Mr. Stein and various trusts for the respective benefit of David Bistricer, Mr. Bistricer’s father, Nachum Stein and certain of Mr. Stein’s in-laws.

Right of First Refusal

In the event that any shareholder subject to the shareholders agreement desires to sell shares of our common stock to a third party, the other shareholders subject to the shareholders agreement have the right to offer to purchase such shares on the same terms prior to any such sale.

Registration Rights

We granted those shareholders who are a party to the shareholders agreement incidental, or “piggyback,” registration rights with respect to their shares of our common stock.

Amendment

Subject to certain exceptions, the shareholders agreement may be amended only with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Termination

The shareholders agreement shall remain in full force and effect in accordance with its terms until October 11, 2013, although it may be terminated earlier with the written consent of the holders of two-thirds of the shares subject to the shareholders agreement.

Tax Matters Agreement

In September 2006, we entered into a tax matters agreement with our then-existing S corporation shareholders (the “Tax Matters Agreement”) that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to our conversion to a C corporation.

On April 24, 2006, the Internal Revenue Service (“IRS”) issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our then-existing practice involving the prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our former wholly-owned C corporation subsidiary. We settled this matter with the IRS in 2008 and as a result, under the above-noted Tax Matters Agreement, we are obligated to indemnify our S corporation shareholders on record as of the effective date of the Tax Matters Agreement, for amounts owed as a result of the settlement. As of December 31, 2009, we accrued costs of approximately $441,000, including interest, recorded for this obligation.

Approval Policy

Our Audit Committee charter, adopted on December 12, 2006, provides that the Audit Committee shall review and appraise the fairness of related party transactions. In accordance with such charter, our Audit Committee has adopted a written Related Party Transactions Policy.

Under the policy, our Chief Financial Officer will identify related person transactions requiring Audit Committee review pursuant to our Audit Committee charter from transactions that are:

•	disclosed in director and officer questionnaires;

•	reported directly by the related person or by another employee of the Company; or

•	identified from accounting records based on a list of related persons.

If the Company has a related person transaction that requires Audit Committee approval in accordance with the policies set forth in our Audit Committee charter, we will either seek that approval before we enter the transaction or, if that timing is not practical, we will ask the Audit Committee to ratify the transaction.

In determining whether to approve or ratify a related person transaction, the Audit Committee will consider the following items, among others:

•	the related person’s relationship to the Company and interest in the transaction;

•	the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;

•	the benefits to the Company of the transaction;

•	if applicable, the availability of other sources of comparable products or services;

•	an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;

•	whether a transaction has the potential to impair director independence; and

•	whether the transaction constitutes a conflict of interest.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements and indentures related therein, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Revolving Credit Facility

Our Revolving Credit Facility is a senior secured facility that provides for aggregate borrowings of up to $200.0 million, subject to certain limitations as discussed below. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At March 31, 2010, we had approximately $103.5 million in remaining excess availability under the Revolving Credit Facility.

Our Revolving Credit Facility was amended on June 18, 2009 in connection with the 2012 Senior Notes repurchases discussed below to permit us to spend up to $30.0 million to redeem, retire or repurchase our 2012 Senior Notes so long as (i) no default or event of default existed at the time of the repurchase or would result from the repurchase and (ii) excess availability under the Revolving Credit Facility after giving effect to the repurchase remained above $40 million. Prior to this amendment, we were prohibited from making prepayments on or repurchases of the 2012 Senior Notes. The amendment required us to pay an upfront amendment fee of $1.0 million, and also increased the applicable interest rate margins by 1.25% and the unused line fee increased by 0.25%. Accordingly, subsequent to the amendment, interest is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility.

We further amended our Revolving Credit Facility on January 19, 2010, in connection with the issuance of the Original 2018 Senior Notes (i) to permit the sale of the Original 2018 Senior Notes and the Add-on 2018 Senior Notes (ii) to enhance our ability to create and finance foreign subsidiaries, and (iii) to change covenants and make other provisions to increase operating flexibility. Pursuant to this amendment, borrowing availability under the Revolving Credit Facility for foreign subsidiaries is limited to the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (ii) $25 million (excluding permitted intercompany indebtedness of such foreign subsidiaries).

Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10 million in excess availability under the Revolving Credit Facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (i) $200 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10 million sublimit for letters of credit.

The Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property) as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary, but not our Chinese 100%-owned entity.

The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10 million in excess availability under the Revolving Credit Facility at all times, the financial covenants in the Revolving Credit

Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30 million. We maintained greater than $30 million of monthly excess availability during 2009 and during the first quarter of 2010.

As of March 31, 2010, we were in compliance with all of the covenants on our Revolving Credit Facility.

2012 Senior Notes and Repurchases

At December 31, 2009, we had $225.0 million in aggregate principal amount outstanding of our 2012 Senior Notes, all of which were scheduled to mature on October 1, 2012. During 2009, we repurchased approximately $15.0 million in par value of our 2012 Senior Notes at a discount to their par value resulting in a pre-tax gain of approximately $3.3 million being recorded in connection with such repurchases. A portion of the 2012 Senior Notes were issued at 102.875% of the principal amount thereof, resulting in the recognition of a premium which has been amortized to par value over their remaining life, and accordingly, the effective interest rate on our $225.0 million principal 2012 Senior Notes was 9.74% in 2009.

In February 2010 , we completed a private placement offering of $235.0 million aggregate principal amount of our Original 2018 Senior Notes to refinance our 2012 Senior Notes. We repurchased 88.6% of the approximately $225.0 million aggregate principal amount of the 2012 Senior Notes by means of a tender offer and consent solicitation. We redeemed the $25.6 million in remaining outstanding 2012 Senior Notes on March 22, 2010 at a price of 102.4688% of the principal amount of such 2012 Senior Notes, which, excluding accrued and unpaid interest, equated to a total redemption amount of approximately $26.2 million.

DESCRIPTION OF NEW NOTES

We issued the Old Notes under an Indenture, dated February 3, 2010, among us, the Note Guarantors and Deutsche Bank National Trust Company, as Trustee (the “Trustee”). The terms of the Old Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 (the “TIA”).

The terms of the New Notes are identical in all material respects to the Old Notes, except that the sales of the New Notes will have been registered under the Securities Act and, therefore, will not be subject to transfer restrictions or contain certain provisions regarding liquidated damages under certain circumstances related to the registration rights agreement, which damages provisions will terminate upon consummation of the exchange offer.

We summarize below certain provisions of the Indenture, but do not restate the Indenture in its entirety. We urge you to read the Indenture because it defines your rights. A copy of the Indenture will be made available to prospective purchasers upon request.

Key terms used in this section are defined under “— Certain Definitions.” When we refer to:

•	the “company” in this section, we mean Coleman Cable, Inc. and not any of its subsidiaries; and

•	“Notes” in this section, we mean the Old Notes and the New Notes.

General

The Notes will:

•	be general unsecured obligations of the company;

•	rank equal in right of payment to all unsecured and unsubordinated Indebtedness of the company, and senior to all Indebtedness that by its terms is subordinated to the Notes;

•	effectively rank junior to all secured Indebtedness of the company (including borrowings under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness;

•

be unconditionally guaranteed on a general unsecured and unsubordinated basis by certain of the company’s existing and future Domestic Restricted Subsidiaries as described in “— Future Subsidiary Guarantees”; and

•	be issuable in an unlimited aggregate principal amount, of which $235.0 million aggregate principal amount will be issued in this offering.

Additional Notes

Subject to the limitations set forth under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness,” the company may incur additional Indebtedness. At the company’s option, this additional Indebtedness may consist of additional Notes (“Additional Notes”) issued in one or more transactions, which have identical terms as Notes issued on the Issue Date and Exchange Notes. Holders of Additional Notes would have the right to vote together with Holders of Notes issued on the Issue Date and Exchange Notes as one class.

Principal, Maturity and Interest

The company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on February 15, 2018. The Notes will not be entitled to the benefit of any mandatory sinking fund.

Interest on the Notes will accrue at the rate of 9% per annum and will be payable semi-annually in arrears on each February 15 and August 15, commencing on August 15, 2010. Payments will be made to the persons who are registered Holders at the close of business on February 1 and August 1, respectively, immediately preceding the applicable interest payment date.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The redemption of Notes with unpaid and accrued interest to the date of redemption will not affect the right of Holders of record on a record date to receive interest due on an interest payment date. When we refer to the company’s obligation to pay interest upon the redemption, repurchase or acceleration of the Notes, we are including liquidated damages under the Registration Rights Agreement.

Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The company may change the Paying Agent and Registrar without notice to Holders. If a Holder has given wire transfer instructions to the company, the company will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar in Chicago unless the company elects to make interest payments by check mailed to the registered Holders at their registered addresses.

Note Guarantees

Each of our existing and future Domestic Restricted Subsidiaries that guarantees our Bank Credit Facility will be required to execute a guarantee of the Notes. Each such Note Guarantee will:

•	be a general unsecured obligation of that Note Guarantor;

•

rank equal in right of payment to all unsecured and unsubordinated Indebtedness of that Note Guarantor, and senior to all Indebtedness of that Note Guarantor that by its terms is subordinated to such Note Guarantee; and

•	effectively rank junior to all secured Indebtedness of that Note Guarantor (including under the Bank Credit Facility) to the extent of the value of the assets securing such Indebtedness.

Each Note Guarantor will unconditionally guarantee the performance of all obligations of the company under the Indenture and the Notes. The Obligations of each Note Guarantor in respect of its Note Guarantee will be limited to the maximum amount as will result in the Obligations not constituting a fraudulent conveyance or fraudulent transfer under U.S. federal or state law. See “Risk Factors — Risks Related to this Offering — Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes and require the holders of the notes to return payments received from the guarantors.”

A Note Guarantor will be released and relieved of its obligations under its Note Guarantee in the event:

(1)	there is a Legal Defeasance of the Notes as described under “— Legal Defeasance and Covenant Defeasance”;

(2)	such Note Guarantor is designated as an Unrestricted Subsidiary in accordance with “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries”; or

(3)	the release or discharge of the guarantee by such Restricted Subsidiary of its obligations under the Bank Credit Facility;

provided, that the transaction is carried out pursuant to and in accordance with any other applicable provisions of the Indenture.

If any Person is required to become a Note Guarantor the company will cause such person to execute a supplemental indenture and provide the Trustee with an Officers’ Certificate and Opinion of Counsel.

Under the circumstances described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture and will not guarantee the Notes.

In the event of a bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, the non-guarantor subsidiary would pay the holders of its debt and its trade creditors before it would be able to distribute any of its assets to us. In addition, holders of minority equity interests in Subsidiaries may receive distributions prior to or pro rata with the company depending on the terms of the equity interests.

Redemption

Optional Redemption. The company may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after February 15, 2014, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on February 15 of any year set forth below:

Year	Percentage
2014	104.500%
2015	102.250%
2016 and thereafter	100.000%

In addition, the company may redeem the Notes, at its option, in whole at any time, or in part from time to time, prior to February 15, 2014, at the redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium, plus accrued and unpaid interest to the applicable redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Optional Redemption upon Public Equity Offerings. At any time, or from time to time, prior to February 15, 2013, the company may, at its option, use the net cash proceeds of one or more Public Equity Offerings to redeem in the aggregate up to 35% of the aggregate principal amount of the Notes originally issued at a redemption price equal to 109.000% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption; provided, that:

(1)	after giving effect to any such redemption at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding; and

(2)	the company shall make such redemption not more than 60 days after the consummation of such Public Equity Offering.

“Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the company pursuant to a registration statement (other than a registration statement filed on Form S-4 or S-8) filed with the SEC in accordance with the Securities Act.

Optional Redemption Procedures. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by any other method as the Trustee shall deem fair and appropriate. If a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall, subject to the preceding sentence, be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of DTC), unless the method is otherwise prohibited. No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of any redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof (if any) will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate).

The company will pay the redemption price for any Note together with accrued and unpaid interest thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the company purchase all or a portion (in integral multiples of $1,000) of the Holder’s Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of purchase (the “Change of Control Payment”).

Within 20 days following the date upon which the Change of Control occurred, the company must send, by first-class mail, a notice to each Holder, with a copy to the Trustee, offering to purchase the Notes as described above (a “Change of Control Offer”). The Change of Control Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

On the Change of Control Payment Date, the company will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent funds in an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.

If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Bank Credit Facility contains, and other Indebtedness of the company may contain, prohibitions on the occurrence of events that would constitute a Change of Control or require that Indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the company to repurchase the Notes upon a Change of Control could cause a default under the Bank Credit Facility and such other Indebtedness even if the Change of Control itself does not, including as a result of the financial impact of such repurchase on the company.

If a Change of Control Offer occurs, there can be no assurance that the company will have available funds sufficient to make the Change of Control Payment for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations and any other obligations in respect of its Indebtedness arising in connection with the Change of Control. However, there can be no assurance that the company would be able to obtain necessary financing.

The definition of “Change of Control” in the Indenture is limited in scope. Holders will not be entitled to require the company to purchase their Notes in the event of a takeover, recapitalization, leveraged buyout or similar transaction which is not a Change of Control.

The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by doing so.

The company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness

(1)	The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, including Acquired Indebtedness, or permit any Restricted Subsidiary that is not a Note Guarantor to Incur Preferred Stock, except that the company and any Note Guarantor may Incur Indebtedness, including Acquired Indebtedness, if, at the time of and immediately after giving pro forma effect to the Incurrence thereof and the application of the proceeds therefrom, no Default or Event of Default shall have occurred and be continuing and the Consolidated Fixed Charge Coverage Ratio of the company is greater than 2.25 to 1.0.

(2)	Notwithstanding clause (1), the company and its Restricted Subsidiaries may Incur Permitted Indebtedness as provided in the definition thereof.

(3)	For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness Incurred pursuant to and in compliance with this covenant, the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP. Accrual of interest, the accretion or amortization of original issue discount, the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Disqualified Capital Stock or Preferred Stock in the form of additional Disqualified Capital Stock or Preferred Stock with the same terms will not be deemed to be an Incurrence of Indebtedness or Preferred Stock for purposes of this covenant.

Limitation on Restricted Payments

The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, take any of the following actions (each, a “Restricted Payment”):

(a) declare or pay any dividend or return of capital or make any distribution on or in respect of shares of Capital Stock of the company or any Restricted Subsidiary to holders of such Capital Stock, other than:

(b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the company or any Restricted Subsidiary, or any direct or indirect parent of the company, other than Capital Stock held by the company or another Restricted Subsidiary;

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, as the case may be, any Subordinated Indebtedness; or

(d) make any Investment (other than Permitted Investments);

if at the time of the Restricted Payment and immediately after giving effect thereto:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) the company is not able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; or

(3) the aggregate amount (the amount expended for these purposes, if other than in cash, being the Fair Market Value of the relevant property) of Restricted Payments, including the proposed Restricted Payment, made subsequent to the Issue Date up to the date thereof, less any Investment Return calculated as of the date thereof, shall exceed the sum of:

(A) 50% of cumulative Consolidated Net Income or, if cumulative Consolidated Net Income is a loss, minus 100% of the loss, accrued during the period, treated as one accounting period, beginning on the first full fiscal quarter after the Issue Date to the end of the most recent fiscal quarter for which consolidated financial information of the company is available;

plus

(B) 100% of the aggregate net cash proceeds received by the company from any Person from any:

contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock or issuance and sale of Qualified Capital Stock of the company, in each case, subsequent to the Issue Date; or

issuance and sale subsequent to the Issue Date (and, in the case of Indebtedness of a Restricted Subsidiary, at such time as it was a Restricted Subsidiary) of any Indebtedness for borrowed money of the company or any Restricted Subsidiary that has been converted into or exchanged for Qualified Capital Stock of the company;

plus

(C) 100% of the amount received, including the Fair Market Value of any property received after the date of the Indenture by means of (1) the sale or other disposition (other than to the company or a Restricted Subsidiary) of Restricted Investments made by the company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the company or its Restricted Subsidiaries and repayments of loans or advances which constituted Restricted Investments of the company or its Restricted Subsidiaries or (2) the sale (other than to the company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unre plus

(D) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the company or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the company or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary constituted a Permitted Investment);

provided, however that sum of clauses (C) and (D) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

excluding, in each case, any net cash proceeds:

(x) received from a Subsidiary of the company;

(y) used to redeem Notes under “— Redemption — Optional Redemption Upon Public Equity Offerings”; or

(z) applied in accordance with the second paragraph of this covenant below.

Notwithstanding the preceding paragraph, this covenant does not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the company,

(a) in exchange for Qualified Capital Stock of the company, or

(b) through the application of the net cash proceeds received by the company from a substantially concurrent sale of Qualified Capital Stock of the company or a contribution to the equity capital of the company not representing an interest in Disqualified Capital Stock, in each case not received from a Subsidiary of the company;

provided, that the value of any such Qualified Capital Stock issued in exchange for such acquired Capital Stock and any such net cash proceeds shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(3) if no Default or Event of Default shall have occurred and be continuing, the voluntary prepayment, purchase, defeasance, redemption or other acquisition or retirement for value of any Subordinated Indebtedness solely in exchange for, or through the application of net cash proceeds of a substantially concurrent sale, other than to a Subsidiary of the company, of:

(a) Qualified Capital Stock of the company, or

(b) Refinancing Indebtedness for such Subordinated Indebtedness;

provided, that the value of any Qualified Capital Stock issued in exchange for Subordinated Indebtedness and any net cash proceeds referred to above shall be excluded from clause (3)(B) of the first paragraph of this covenant (and were not included therein at any time);

(4) if no Default or Event of Default shall have occurred and be continuing, repurchases by the company of Common Stock of the company or options, warrants or other securities exercisable or convertible into Common Stock of the company from employees or directors of the company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of the employees or directors, in an aggregate amount not to exceed $2.5 million in any calendar year and $5.0 million in the aggregate;

(5) the repurchase of Capital Stock deemed to occur upon (a) exercise of stock options to the extent that shares of such Capital Stock represent a portion of the exercise price of such options and (b) the withholding of a portion of the Capital Stock granted or awarded to an employee to pay taxes associated therewith;

(6) the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exercisable for Capital Stock of the company; and

(7) if no Default or Event of Default shall have occurred and be continuing, Restricted Payments not to exceed $15.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (4) and (7) of this paragraph shall be included in such calculation and amounts expended pursuant to clauses (2), (3), (5) and (6) of this paragraph shall not be included in such calculation.

Not later than the date of making any Restricted Payment, the company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the company’s latest available internal quarterly financial statements.

Limitation on Asset Sales

The company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(a) the company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and

(b) at least 75% of the consideration received for the assets sold by the company or the Restricted Subsidiary, as the case may be, in the Asset Sale shall be in the form of cash or Cash Equivalents received at the time of such Asset Sale.

For purposes of this covenant, the following will be deemed to be cash;

(a) the amount of any liabilities of the company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the company and the Restricted Subsidiaries are fully and unconditionally released (excluding any liabilities that are incurred in connection with or in anticipation of such Asset Sale and contingent liabilities); and

(b) the amount of any notes, securities or other similar obligations received by the company or any Restricted Subsidiary from such transferee that is converted, sold or exchanged within 90 days of the related Asset Sale by the company or the Restricted Subsidiaries into cash in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange.

The company or such Restricted Subsidiary, as the case may be, may apply the Net Cash Proceeds of any such Asset Sale within 365 days thereof to:

(a) repay secured Indebtedness and Indebtedness under the Bank Credit Facility and, if the Indebtedness repaid is revolving credit Indebtedness, permanently reduce the commitments with respect thereto without Refinancing, or

(b) purchase:

(1) property, plant or equipment or other long-lived tangible assets to be used by the company or any Restricted Subsidiary in a Permitted Business or

(2) Stock of a Person engaged solely in a Permitted Business that will become, upon purchase, a Restricted Subsidiary (collectively, “Replacement Assets”)

from a Person other than the company and its Restricted Subsidiaries.

To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within the 365 days of the Asset Sale as described in clause (a) or (b) of the immediately preceding paragraph, the company will make an offer to purchase Notes (the “Asset Sale Offer”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, to the date of purchase (the “Asset Sale Offer Amount”). Pursuant to an Asset Sale Offer, the company shall purchase pursuant to an Asset Sale Offer from all tendering Holders on a pro rata basis, and, at the company’s option, on a pro rata basis with the holders of any other Indebtedness that is not, by its terms, expressly subordinated in right of payment to the Notes and the terms of which require an offer to purchase such other Indebtedness to be made with the proceeds from the sale of assets (“Pari Passu Debt”), that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and Pari Passu Debt to be purchased equal to such unapplied Net Cash Proceeds.

Within 20 days following the 365th day following the date upon which the Asset Sale occurred, the company must send, by first-class mail, a notice to the record Holders as shown on the register of Holders on such 365th day, with a copy to the Trustee, offering to purchase the Notes as described above (an “Asset Sale Offer”). The Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Asset Sale Payment Date”).

Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. The company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of $5.0 million. At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this covenant. Pending application in accordance with this covenant, Net Cash Proceeds shall be applied to temporarily reduce revolving credit borrowings which can be reborrowed or invested in Cash Equivalents.

On the Asset Sale Offer Payment Date, the company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(2) deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the company.

To the extent Holders of Notes and holders of other Pari Passu Debt, if any, which are the subject of an Asset Sale Offer properly tender Notes or the other Pari Passu Debt in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the company will purchase the Notes and the other Pari Passu Debt on a pro rata basis (based on amounts tendered). If only a portion of a Note is purchased pursuant to an Asset Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate). Notes (or portions thereof) purchased pursuant to an Asset Sale Offer will be cancelled and cannot be reissued.

The company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the company shall comply with these laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by doing so.

Upon completion of an Asset Sale Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes and other Indebtedness tendered pursuant to an Asset Sale Offer is less than the aggregate amount of unapplied Net Cash Proceeds, the company may use any remaining Net Cash Proceeds for general corporate purposes of the company and its Restricted Subsidiaries.

In the event of the transfer of substantially all (but not all) of the property and assets of the company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “— Limitation on Merger, Consolidation and Sale of Assets,” the Successor Entity shall be deemed to have sold the properties and assets of the company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to the deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of properties and assets of the company or its Restricted Subsidiaries so deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

If at any time any non-cash consideration received by the company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any non-cash consideration), the conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant within 365 days of conversion or disposition.

Limitation on Ownership and Sale of Capital Stock of Restricted Subsidiaries

The company will not permit any Person other than the company or another Restricted Subsidiary to, directly or indirectly, own or control any Capital Stock of any Restricted Subsidiary, except for:

(1) directors’ qualifying shares;

(2) the sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary held by the company and its Restricted Subsidiaries to any Person other than the company or another Restricted Subsidiary effected in accordance with, as applicable, “— Limitation on Asset Sales” and “— Limitation on Merger, Consolidation and Sale of Assets”; and

(3) in the case of a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the issuance by that Restricted Subsidiary of Capital Stock on a pro rata basis to the company and its Restricted Subsidiaries, on the one hand, and minority shareholders of the Restricted Subsidiary, on the other hand (or on less than a pro rata basis to any minority shareholder if the minority shareholder does not acquire its pro rata amount).

Limitation on Designation of Unrestricted Subsidiaries

The company may designate after the Issue Date any Subsidiary of the company as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation and any transactions between the company or any of its Restricted Subsidiaries and such Unrestricted Subsidiary are in compliance with “— Limitation on Transactions with Affiliates”;

(2) at the time of and after giving effect to such Designation, the company could Incur $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”; and

(3) the company would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation and treating such Designation as an Investment at the time of Designation) pursuant to the first paragraph of “— Limitation on Restricted Payments” (other than a Permitted Investment) in an amount (the “Designation Amount”) equal to the amount of the company’s Investment in such Subsidiary on such date.

Neither the company nor any Restricted Subsidiary will at any time:

(1) provide credit support for, subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness);

(2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(3) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by the company or any Restricted Subsidiary of the Capital Stock of any Unrestricted Subsidiary,

except:

(a) in the case of clause (1) or (2) of this paragraph, to the extent treated and permitted as a Restricted Payment or Permitted Investment in accordance with “— Limitation on Restricted Payments” and as an Incurrence of Indebtedness permitted under “— Limitation on Incurrence of Additional Indebtedness,” and

(b) in the case of clause (3) of this paragraph, to the extent that the ability to declare a default or accelerate the payment, is limited to a default on the obligation or instrument of the company or a Restricted Subsidiary treated as a Restricted Payment or Permitted Investment and Incurrence of Indebtedness in accordance with clause (a) above.

The company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if:

(1) No Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

(2) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture.

The Designation of a Subsidiary of the company as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary. All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the company, delivered to the Trustee certifying compliance with the preceding provisions.

Future Subsidiary Guarantees

If the company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the Indenture that, directly or indirectly, guarantees or in any other manner becomes liable with respect to Indebtedness under the Bank Credit Facility, then that newly acquired or created Domestic Restricted Subsidiary will become a Note Guarantor and execute a supplemental Indenture and deliver to the Trustee an Opinion of Counsel to the effect that the supplemental Indenture has been duly authorized, executed and delivered by the Domestic Restricted Subsidiary and constitutes a valid and binding obligation of the Domestic Restricted Subsidiary, enforceable against the Domestic Restricted Subsidiary in accordance with its terms (subject to customary exceptions), all within ten business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the Indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) Except as provided in paragraph (b) below, the company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock to the company or any other Restricted Subsidiary or pay any Indebtedness owed to the company or any other Restricted Subsidiary;

(2) make loans or advances to, or Guarantee any Indebtedness or other obligations of, or make any Investment in, the company or any other Restricted Subsidiary; or

(3) transfer any of its property or assets to the company or any other Restricted Subsidiary.

(b) Paragraph (a) above will not apply to encumbrances or restrictions existing under or by reason of:

(1) applicable law;

(2) the Indenture;

(3) the Bank Credit Facility as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, that any amendment, restatement, renewal, replacement or refinancing is not more restrictive with respect to such encumbrances or restrictions than those in existence on the Issue Date;

(4) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary, or any customary restriction on the ability of a Restricted Subsidiary to dividend, distribute or otherwise transfer any asset which secures Indebtedness secured by a Lien, in each case permitted to be Incurred under the Indenture;

(5) any instrument governing Acquired Indebtedness not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(6) restrictions with respect to a Restricted Subsidiary of the company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets of such Restricted Subsidiary being sold;

(7) customary restrictions imposed on the transfer of copyrighted or patented materials;

(8) an agreement governing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (5) of this paragraph (b); provided, that such Refinancing agreement is not more restrictive with respect to such encumbrances or restrictions than those contained in the agreement referred to in such clause (5);

(9) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; or

(10) encumbrances and restrictions affecting any Foreign Subsidiary with respect to Indebtedness permitted by clause (11) of the definition of Permitted Indebtedness.

Limitation on Liens

The company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Liens of any kind (except for Permitted Liens) against or upon any of their respective properties or assets, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, unless contemporaneously therewith effective provision is made:

(1) in the case of the company or any Restricted Subsidiary other than a Note Guarantor, to secure the Notes and all other amounts due under the Indenture; and

(2) in the case of a Note Guarantor, to secure such Note Guarantor’s Note Guarantee of the Notes and all other amounts due under the Indenture;

in each case, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is Subordinated Indebtedness, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien.

Limitation on Merger, Consolidation and Sale of Assets

The company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the company’s properties and assets (determined on a consolidated basis for the company and its Restricted Subsidiaries), to any Person unless:

(1) either:

(a) the company shall be the surviving or continuing corporation; or

(b) the Person (if other than the company) formed by such consolidation or into which the company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the company and of the company’s Restricted Subsidiaries substantially as an entirety (the “Successor Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia, and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance and observance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the company to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the company or such Successor Entity, as the case may be:

(a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the company immediately prior to such transaction, and

(b) shall be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (1) of “— Limitation on Incurrence of Additional Indebtedness”;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect on a pro forma basis to any Indebtedness, including any Acquired Indebtedness, Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing;

(4) each Note Guarantor (including Persons that become Note Guarantors as a result of the transaction) shall have confirmed by supplemental indenture that its Note Guarantee shall apply for the Obligations of the Successor Entity in respect of the Indenture and the Notes; and

(5) the company or the Successor Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if required in connection with such transaction, the supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to the transaction have been satisfied.

For purposes of this covenant, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the company.

Clause (2)(b) above shall not apply to:

(1) any transfer of the properties or assets of a Restricted Subsidiary to the company or to a Note Guarantor;

(2) any merger of a Restricted Subsidiary into the company or a Note Guarantor;

(3) any merger of the company into a Wholly Owned Restricted Subsidiary created for the purpose of holding the Capital Stock of the company;

(4) a merger between the company and a newly-created Affiliate incorporated solely for the purpose of reincorporating the company in another State of the United States,

so long as, in each case the Indebtedness of the company and its Restricted Subsidiaries is not increased thereby.

Upon any consolidation, combination or merger or any transfer of all or substantially all of the properties and assets of the company and its Restricted Subsidiaries in accordance with this covenant, in which the company is not the continuing corporation, the Successor Entity formed by such consolidation or into which the company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the company under the Indenture and the Notes with the same effect as if such Successor Entity had been named as such. For the avoidance of doubt, compliance with this covenant shall not affect the obligations of the company (including a Successor Entity, if applicable) under “— Change of Control,” if applicable.

Each Note Guarantor will not, and the company will not cause or permit any Note Guarantor to, consolidate with or merge into, or sell or dispose of all or substantially all of its assets to, any Person (other than the company) that is not a Note Guarantor unless:

(1) such Person (if such Person is the surviving entity) assumes all of the obligations of such Note Guarantor in respect of its Note Guarantee by executing a supplemental indenture and providing the Trustee with an Officers’ Certificate and Opinion of Counsel, and such transaction is otherwise in compliance with the Indenture;

(2) such Note Guarantee is to be released as provided under “— Note Guarantees”; or

(3) such sale or other disposition of substantially all of such Note Guarantor’s assets is made in accordance with “— Limitation on Sale of Assets.”

Limitation on Transactions with Affiliates

(1) The company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are no less favorable than those that could reasonably be expected to be obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the company;

(b) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $2.0 million, the terms of such Affiliate Transaction shall be approved by a majority of the members of the Board of Directors of the company (including a majority of the disinterested members thereof), the approval to be evidenced by a Board Resolution stating that the Board of Directors has determined that such transaction complies with the preceding provisions; and

(c) in the event that such Affiliate Transaction involves aggregate payments, or transfers of property or services with a Fair Market Value, in excess of $5.0 million, the company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Affiliate Transaction to the company and the relevant Restricted Subsidiary (if any) from a financial point of view from an Independent Financial Advisor and file the same with the Trustee.

(2) Clause (1) above shall not apply to:

(a) transactions with or among the company and/or its Restricted Subsidiaries;

(b) reasonable fees and compensation paid to (including issuances and grants of securities and stock options, employment agreements or arrangements, consulting, non-competition, confidentiality, indemnity or other similar agreements, incentive compensation plans, benefit arrangements or plans, severance, or expense reimbursement arrangement for the benefit of), and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of the company or any Restricted Subsidiary as determined in good faith by the company’s Board of Directors;

(c) any agreement as in effect on the Issue Date or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the company or the Restricted Subsidiaries in any material respect as determined in good faith by the Board of Directors) and the transactions evidenced thereby; and

(d) any Restricted Payments made in compliance with “— Limitation on Restricted Payments.”

Notwithstanding clause (2) above, payments pursuant to consulting or similar arrangements with a director of the company or any of its Restricted Subsidiaries shall not exceed an aggregate of $250,000 per annum for any such director unless such payment (i) complies with clause (1)(a) above and (ii) has been approved by the company’s Board of Directors.

Not later than the date of entering into any Affiliate Transaction, the company shall deliver to the Trustee an Officers’ Certificate certifying that such Affiliate Transaction complies clause (1)(a) above.

Limitation on Sale and Leaseback Transactions

The company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided, that the company or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) the company or such Restricted Subsidiary could have Incurred Indebtedness in the amount of the Attributable Indebtedness of such Sale and Leaseback Transaction pursuant to the covenant described under “— Limitation on Incurrence of Additional Indebtedness”;

(2) the company or such Restricted Subsidiary could have Incurred a Lien to secure the Attributable Indebtedness of such Sale and Leaseback Transaction without equally and ratably securing the Notes or the Guarantees pursuant to the covenant described under “— Limitation on Liens”;

(3) the net proceeds received by the company or such Restricted Subsidiary from such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the related assets; and

(4) the company applies the proceeds of such Sale and Leaseback Transaction in compliance with the covenant described under “— Limitation on Asset Sales.”

Conduct of Business

The company and its Restricted Subsidiaries will not engage in any businesses other than a Permitted Business.

Reports to Holders

Notwithstanding that the company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any Notes remain outstanding, the company will:

(1) provide the Trustee, on behalf of the Holders, with, and make available to others upon request, the annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections within 15 days after the times specified for the filing of the information, documents and reports under such Sections; and

(2) file with the SEC, to the extent permitted, the information, documents and reports referred to in clause (1) above within the periods specified for such filings under the Exchange Act (whether or not applicable to the company);

provided, however, the company, at its option, need not furnish such reports referred to in clause (1) above to the Trustee and the Holders to the extent it files such reports with the SEC.

In addition, at any time when the company is not subject to or is not current in its reporting obligations under clause (2) of the preceding paragraph, the company will make available, upon request, to any holder and any prospective purchaser of Notes the information required pursuant to Rule 144A(d)(4) under the Securities Act.

Payments for Consent

Neither the company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes, unless the consideration is offered to be paid or agreed to be paid to all Holders of the Notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following are “Events of Default”:

(1) default in the payment when due of the principal of or premium, if any, on any Notes, including the failure to make a required payment to purchase Notes tendered pursuant to an optional redemption, Change of Control Offer or an Asset Sale Offer;

(2) default for 30 days or more in the payment when due of interest on any Notes (including liquidated damages payable under the Registration Rights Agreement);

(3) the failure to perform or comply with any of the provisions described under “— Change of Control” or “— Certain Covenants — Limitation on Asset Sales” or “— Limitation on Merger, Consolidation and Sale of Assets”;

(4) the failure by the company or any Restricted Subsidiary to comply with any other covenant or agreement contained in the Indenture or in the Notes for 60 days or more after written notice to the company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5) default by the company or any Restricted Subsidiary under any Indebtedness which:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in such Indebtedness on the date of such default; or

(b) results in the acceleration of such Indebtedness prior to its stated maturity;

and the principal amount of Indebtedness covered by (a) or (b) at the relevant time aggregates $5.0 million or more;

(6) failure by the company or any of its Restricted Subsidiaries to pay one or more final judgments against any of them which are not covered by adequate insurance by a solvent insurer of national or international reputation which has acknowledged its obligations in writing, aggregating $5.0 million or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7) certain events of bankruptcy affecting the company or any of its Significant Subsidiaries or group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(8) except as permitted by the Indenture, any Note Guarantee is held to be unenforceable or invalid in a judicial proceeding or ceases for any reason to be in full force and effect or any Note Guarantor, or any Person acting on behalf of any Note Guarantor, denies or disaffirms such Note Guarantor’s obligations under its Note Guarantee.

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes to be immediately due and payable by notice in writing to the company and the Trustee specifying the Event of Default and that it is a “notice of acceleration.” If an Event of Default specified in clause (7) above occurs with respect to the company, then the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

At any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(a) if the rescission would not conflict with any judgment or decree;

(b) if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration;

(c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(d) if the company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

No rescission shall affect any subsequent Default or impair any rights relating thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

No Holder of any Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless:

(a) such Holder gives to the Trustee written notice of a continuing Event of Default;

(b) Holders of at least 25% in principal amount of the then outstanding Notes make a written request to pursue the remedy;

(c) such Holders of the Notes provide to the Trustee satisfactory indemnity;

(d) the Trustee does not comply within 60 days; and

(e) during such 60 day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request;

provided, that a Holder of a Note may institute suit for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The company is required to deliver to the Trustee written notice of any event which would constitute certain Defaults, their status and what action the company is taking or proposes to take in respect thereof. In addition, the company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous fiscal year; the status of any Default or Event of Default described and what actions the company is taking or proposes to take upon respect thereto. The Indenture provides that if a Default or Event of Default occurs, is continuing and is actually known to the Trustee, the Trustee must mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of the Holders.

Legal Defeasance and Covenant Defeasance

The company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes on the 91st day after the deposit specified in clause (1) of the second following paragraph, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

(2) the company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, certain direct non-callable obligations of, or guaranteed by, the United States, or a combination thereof, in such amounts as will be sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that:

(a) the company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall state that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of the deposit pursuant to clause (1) of this paragraph (except any Default or Event of Default resulting from the failure to comply with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” as a result of the borrowing of the funds required to effect such deposit) and, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit, and the Trustee shall have received Officers’ Certificates to such effect on the date of such deposit and, in the case of Legal Defeasance, on such 91st day;

(5) the Trustee shall have received an Officers’ Certificate stating that such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other agreement or instrument to which the company or any of its Subsidiaries is a party or by which the company or any of its Subsidiaries is bound;

(6) the company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the company with the intent of preferring the Holders over any other creditors of the company or any Subsidiary of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the company or others;

(7) the company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) the company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(9) the company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee and independent of the company to the effect that the trust resulting from the deposit does not constitute an investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the company and thereafter repaid to the company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the company has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to maturity or redemption, together with irrevocable instructions from the company directing the Trustee to apply such funds to the payment;

(2) the company has paid all other sums payable under the Indenture and the Notes by it; and

(3) the company has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the company, the Note Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture or the Notes for certain specified purposes, including curing ambiguities, defects or inconsistencies, adding Note Guarantees or covenants, issuing Additional Notes or Exchange Notes, and making other changes which do not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including solely on an Opinion of Counsel and Officers’ Certificate. Other modifications and amendments of the Indenture or the Notes may be made with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture (a) entitling each Holder to receive payment of principal of, premium, if any, and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or (b) permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) amend, change or modify the obligation of the company to make and consummate a Change of Control Offer in respect of a Change of Control or make and consummate an Asset Sale Offer with respect to any Asset Sale;

(7) eliminate or modify in any manner a Note Guarantor’s obligations with respect to its Note Guarantee which adversely affects Holders, except as contemplated in the Indenture; or

(8) subordinate the Notes or any Guarantee in right of payment to any other obligation of the company or any Note Guarantor.

Governing Law

The Indenture will provide that the Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided, that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No Personal Liability

The Indenture will provide that an incorporator, director, officer, employee, shareholder or controlling person, as such, of the company or any Note Guarantor shall not have any liability for any obligations of the company or such Note Guarantor under the Notes (including the Note Guarantees) or the Indenture or for any claims based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Holder waives and releases all such liability.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or any of its Restricted Subsidiaries or is assumed in connection with the acquisition of assets from such Person. Such Indebtedness shall be deemed to have been Incurred at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the company or a Restricted Subsidiary or at the time such Indebtedness is assumed in connection with the acquisition of assets from such Person.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” has the meaning set forth under “— Certain Covenants — Limitation on Transactions with Affiliates.”

“Applicable Premium” means, with respect to any note on any applicable redemption date, the greater of (i) 1.0% of the then outstanding principal amount of such note and (ii) the excess of :

•

the present value at such redemption date of the sum of (i) the redemption price of such note at February 15, 2014 (such redemption price being set forth in the table appearing above under “— Optional Redemption”) plus (ii) all required interest payments due on such note through February 15, 2014 (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

•	the then outstanding principal amount of such note.

“Asset Acquisition” means:

(1) an Investment by the company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the company or any Restricted Subsidiary;

(2) the acquisition by the company or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or

(3) any Revocation with respect to an Unrestricted Subsidiary.

“Asset Sale” means any direct or indirect sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer, including a Sale and Leaseback Transaction (each, a “Disposition”) by the company or any Restricted Subsidiary of:

(a) any Capital Stock (other than Capital Stock of the company); or

(b) any property or assets (other than cash, Cash Equivalents or Capital Stock) of the company or any Restricted Subsidiary.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) the Disposition of all or substantially all of the assets of the company and its Restricted Subsidiaries as permitted under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(2) a Disposition of inventory or obsolete, worn-out or no longer used equipment, in each case in the ordinary course of business;

(3) a Disposition of assets with a Fair Market Value not to exceed $2.5 million;

(4) for purposes of “— Certain Covenants — Limitation on Asset Sales” only, the making of a Restricted Payment permitted under “— Certain Covenants — Limitation on Restricted Payments”; and

(5) a Disposition to the company or a Restricted Subsidiary, including a Person that is or will become a Restricted Subsidiary immediately after the Disposition.

“Asset Sale Offer” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Asset Sale Transaction” means any Asset Sale and, whether or not constituting an Asset Sale, (1) any sale or other disposition of Capital Stock, (2) any Designation with respect to an Unrestricted Subsidiary and (3) any sale or other disposition of property or assets excluded from the definition of Asset Sale by clause (4) of that definition.

“Attributable Indebtedness” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Bank Credit Facility” means the Amended and Restated Credit Agreement, dated as of April 2, 2007, between and among the company, its Subsidiaries party thereto from time to time, Wachovia Bank, National Association, as Administrative Agent, and certain other lenders and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time by one or more agreements, including any agreement increasing the amount of available borrowings thereunder or adding Subsidiaries of the company as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders, in each case in the bank credit market.

“Board of Directors” means, as to any Person, the board of directors, management committee or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership or other equity or ownership interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP. For purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Corporation (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a non-U.S. bank having at the date of acquisition thereof combined capital and surplus of not less than $500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise; or

(2) any Person or Group, except for Permitted Holders, is or becomes the “beneficial owner,” directly or indirectly, in the aggregate of more than 35% of the total voting power of the Voting Stock of the company (including a Successor Entity, if applicable), whether by virtue of the issuance, sale or other disposition of Capital Stock of the company by the company or a direct or indirect holder of Capital Stock of the company, a merger or consolidation involving the company, its direct or indirect shareholders or such Person or Group, a sale of assets by the company, its direct or indirect shareholders, any voting trust agreement or other agreement to which the company, its direct or indirect shareholders or any such Person or Group is a party or is subject, or otherwise, and such Person or Group owns a greater percentage of such total voting power than the Permitted Holders; or

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the company, together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the company was approved by a vote of a majority of the directors of the company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the company then in office; or

(4) the approval by the holders of Capital Stock of the company of any plan or proposal for the liquidation or dissolution of the company, whether or not otherwise in compliance with the provisions of the Indenture.

For purposes of this definition:

(a) “beneficial owner” shall have the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group shall be deemed to have “beneficial ownership” of all securities that such Person or Group has the right to acquire, whether such right is exercisable immediately, only after the passage of time or, except in the case of the Permitted Holders, upon the occurrence of a subsequent condition;

(b) “Person” and “Group” shall have the meanings for “person” and “group” as used in Sections 13(d) and 14(d) of the Exchange Act; and

(c) any other Person or Group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such Person or Group beneficially owns, directly or indirectly, in the aggregate at least 30% of the voting power of the Voting Stock of the parent corporation and no other Person or Group beneficially owns an equal or greater amount of the Voting Stock of the parent corporation.

“Change of Control Offer” has the meaning set forth under “— Change of Control.”

“Change of Control Payment” has the meaning set forth under “— Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “— Change of Control.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common equity interests, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common equity interests.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period, plus or minus the following to the extent deducted or added in calculating such Consolidated Net Income:

(1) Consolidated Income Tax Expense for such period; plus

(2) Consolidated Interest Expense for such period; plus

(3) Consolidated Non-cash Charges for such period; plus

(4) net after-tax losses from Asset Sale Transactions or abandonments or reserves relating thereto; less

(5)(x) all non-cash credits and gains increasing Consolidated Net Income for such period (including unrealized foreign currency transaction gains) and (y) all cash payments during such period relating to non-cash charges that were added back in determining Consolidated EBITDA in any prior period.

Notwithstanding the foregoing, the items specified in clauses (1), (3) and (4) for any Restricted Subsidiary shall be added to Consolidated Net Income in calculating Consolidated EBITDA only:

(a) in proportion to the percentage of the total Capital Stock of such Restricted Subsidiary held directly or indirectly by the company; and

(b) to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the company by such Restricted Subsidiary pursuant to its charter and bylaws and each law, regulation, agreement or judgment applicable to such distribution.

“Consolidated Fixed Charge Coverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of Consolidated EBITDA for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the “Four Quarter Period”) to Consolidated Fixed Charges for such Four Quarter Period. For purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis in accordance with Regulation S-X under the Securities Act for the period of such calculation to:

(1) the Incurrence or repayment (excluding revolving credit borrowings Incurred or repaid in the ordinary course of business for working capital purposes) or redemption of any Indebtedness or Preferred Stock of the company or any of its Restricted Subsidiaries (and the application of the proceeds thereof), including the Incurrence of any Indebtedness or Preferred Stock (and the application of the proceeds thereof) giving rise to the need to make such determination, occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date of determination, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of such Four Quarter Period; and

(2) any Asset Sale Transaction or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such determination as a result of the company or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) Incurring Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided, that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of Consolidated Net Income) attributable to the assets which are the subject of the Asset Sale Transaction or Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition (including the Incurrence of any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,”

(a) interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination;

(b) if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period; and

(c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense, plus

(2) the product of:

(a) the amount of all cash and non-cash dividend payments on any series of Preferred Stock or Disqualified Capital Stock of the company or any Restricted Subsidiary (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective combined U.S. federal, state and local tax rate of the company, expressed as a decimal.

“Consolidated Income Tax Expense” means, with respect to the company for any period, the provision for U.S. federal, state, local and non-U.S. income taxes payable by the company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, for any period, the sum of, without duplication determined on a consolidated basis in accordance with GAAP:

(1) the aggregate of cash and non-cash interest expense of the company and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation (whether or not interest expense in accordance with GAAP):

(a) any amortization or accretion of debt discount or any interest paid on Indebtedness of the company in the form of additional Indebtedness,

(b) any amortization of deferred financing costs,

(c) the net costs under Hedging Obligations (including amortization of fees),

(d) all capitalized interest,

(e) the interest portion of any deferred payment obligation,

(f) commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers’ acceptances, and

(g) any interest expense on Indebtedness of another Person that is Guaranteed by the company or one of its Restricted Subsidiaries or secured by a Lien on the assets of the company or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the company and its Restricted Subsidiaries during such period.

“Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, that there shall be excluded therefrom:

(1) gains (together with any related provisions for taxes on such gains) from Asset Sale Transactions or abandonments or reserves relating thereto;

(2) items classified as extraordinary gains or losses (together with any related provisions for taxes on such gains);

(3) the net income of a Successor Entity prior to assuming the company’s obligations under the Indenture and the Notes pursuant to “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets”;

(4) the net income (but not loss) of any Restricted Subsidiary to the extent that a corresponding amount could not be distributed to the company at the date of determination as a result of any restriction pursuant to such Restricted Subsidiary’s charter or bylaws or any law, regulation, agreement or judgment applicable to any such distribution;

(5) the net income (but not loss) of any Person other than the company or a Restricted Subsidiary;

(6) any increase (but not decrease) in net income attributable to minority interests in any Restricted Subsidiary;

(7) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(9) the cumulative effect of changes in accounting principles;

(10) any premiums, fees or expenses incurred and any amortization of premiums, fees or expenses incurred in connection with (A) the offering of the Notes and related financing (including the amendment to the Bank Credit Facility) or (B) repayment or repurchase of any Indebtedness; and

(11) the effect of any non-cash items resulting from any amortization, write-up, write-down or write-off of assets (including intangible assets, goodwill and deferred financing costs in connection with any future acquisition, disposition, merger, consolidation or similar transaction or any other non-cash impairment charges incurred subsequent to the date of the Indenture resulting from the application of SFAS Nos. 141, 142 or 144 (excluding any such non-cash item to the extent that it represents an accrual of or reverse for cash expenditures in any future period except to the extent such item is subsequently reversed)).

“Consolidated Net Worth” of any Person means the consolidated shareholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, for any period, the aggregate depreciation, amortization and other non-cash expenses or losses (including unrealized foreign currency transaction losses) of the company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which constitutes an accrual of or a reserve for cash charges for any future period or the amortization of a prepaid cash expense paid in a prior period).

“Consolidated Tangible Assets” means, at any date, the total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) of the company and the Restricted Subsidiaries, after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles of the company and the Restricted Subsidiaries, all calculated in accordance with GAAP.

“Covenant Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Designation” and “Designation Amount” have the meanings set forth under “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the 91st day after the final maturity date of the Notes.

“Domestic Restricted Subsidiary” means any direct or indirect Restricted Subsidiary that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Exchange Notes” has the meaning set forth under “Exchange Offer; Registration Rights.”

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, that the Fair Market Value of any such asset or assets in excess of $1.5 million shall be determined conclusively by the Board of Directors of the company acting in good faith, and shall be evidenced by a Board Resolution.

“Foreign Subsidiaries” means any Subsidiary of the company which was not formed under the laws of the United States or any state of the United States or the District of Columbia and any Subsidiary of such Person.

“Four Quarter Period” has the meaning set forth in the definition of Consolidated Fixed Charge Coverage Ratio above.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States that are in effect as of the Issue Date.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person:

(1) to purchase or pay, or advance or supply funds for the purchase or payment of, such Indebtedness of such other Person, whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise; or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part;

provided, that “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk; (ii) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging or swapping commodity price risk; and (iii) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the preceding). Indebtedness of any acquired Person or any of its Subsidiaries existing at the time such acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the company or any Restricted Subsidiary), shall be deemed Incurred at the time any such acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the company or any Restricted Subsidiary.

“Indebtedness” means with respect to any Person, without duplication:

(1) the principal amount (or, if less, the accreted value) of all obligations of such Person for borrowed money;

(2) the principal amount (or, if less, the accreted value) of all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(5) all letters of credit, banker’s acceptances or similar credit transactions, including reimbursement obligations in respect thereof;

(6) Guarantees and other contingent obligations of such Person in respect of Indebtedness referred to in clauses (1) through (5) above and clauses (8) and (9) below;

(7) all Indebtedness of any other Person of the type referred to in clauses (1) through (6) which is secured by any Lien on any property or asset of such Person, the amount of such Indebtedness being deemed to be the lesser of the Fair Market Value of such property or asset or the amount of the Indebtedness so secured;

(8) all obligations under Hedging Obligations of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any; provided, that:

(a) if the Disqualified Capital Stock does not have a fixed repurchase price, such maximum fixed repurchase price shall be calculated in accordance with the terms of the Disqualified Capital Stock as if the Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and

(b) if the maximum fixed repurchase price is based upon, or measured by, the fair market value of the Disqualified Capital Stock, the fair market value shall be the Fair Market Value thereof.

“Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the company’s Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.

“Investment” means, with respect to any Person, any:

(1) direct or indirect loan or other extension of credit (including, without limitation, a Guarantee) to any other Person,

(2) capital contribution (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other Person, or

(3) purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.

“Investment” shall exclude accounts receivable or deposits arising in the ordinary course of business. “Invest,” “Investing” and “Invested” shall have corresponding meanings.

For purposes of the “Limitation on Restricted Payments” covenant, the company shall be deemed to have made an “Investment” in an Unrestricted Subsidiary at the time of its Designation, which shall be valued at the Fair Market Value of the sum of the net assets of such Unrestricted Subsidiary at the time of its Designation and the amount of any Indebtedness of such Unrestricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any Restricted Subsidiary immediately following such Designation. Any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer. If the company or any Restricted Subsidiary sells or otherwise disposes of any Common Stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the company, the company shall be deemed to have made an Investment on the date of any such sale or disposition equal to sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the company or any Restricted Subsidiary immediately following such sale or other disposition and the amount of any Indebtedness of such former Restricted Subsidiary Guaranteed by the company or any Restricted Subsidiary or owed to the company or any other Restricted Subsidiary immediately following such sale or other disposition.

“Investment Return” means, in respect of any Investment (other than a Permitted Investment) made after the Issue Date by the company or any Restricted Subsidiary:

(1) the cash proceeds received by the company upon the sale, liquidation or repayment of such Investment or, in the case of a Guarantee, the amount of the Guarantee upon the unconditional release of the company and its Restricted Subsidiaries in full, less any payments previously made by the company or any Restricted subsidiary in respect of such Guarantee;

(2) in the case of the Revocation of the Designation of an Unrestricted Subsidiary, an amount equal to the lesser of:

(a) the company’s Investment in such Unrestricted Subsidiary at the time of such Revocation;

(b) that portion of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of Revocation that is proportionate to the company’s equity interest in such Unrestricted Subsidiary at the time of Revocation; and

(c) the Designation Amount with respect to such Unrestricted Subsidiary upon its Designation which was treated as a Restricted Payment; and

(3) in the event the company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the company’s or any Restricted Subsidiary’s existing Investment in such Person, in the case of each of (1), (2) and (3), up to the amount of such Investment that was treated as a Restricted Payment less the amount of any previous Investment Return in respect of such Investment.

“Issue Date” means February 3, 2010.

“Legal Defeasance” has the meaning set forth under “— Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest); provided that, the lessee in respect of a Capitalized Lease Obligation shall be deemed to have Incurred a Lien on the property leased thereunder.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, received by the company or any of its Restricted Subsidiaries from such Asset Sale, net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable in respect of such Asset Sale after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness secured by a Lien permitted under the Indenture that is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Note Guarantee” means any guarantee of the company’s Obligations under the Notes and the Indenture provided by a Domestic Restricted Subsidiary pursuant to the Indenture.

“Note Guarantor” means any Domestic Restricted Subsidiary which provides a Note Guarantee pursuant to the Indenture until such time as its Note Guarantee is released in accordance with the Indenture.

“Obligations” means, with respect to any Indebtedness, any principal, interest, penalties, fees, indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing such Indebtedness, including in the case of the Notes and the Note Guarantees, the Indenture and the Registration Rights Agreement.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the company and who shall be reasonably acceptable to the Trustee.

“Pari Passu Debt” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Permitted Business” means the business or businesses conducted by the company and its Restricted Subsidiaries as of the Issue Date and any business ancillary or complementary thereto.

“Permitted Holders” means David Bistricer, Moric Bistricer and Nachum Stein as record or beneficial owners.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness in respect of the Notes originally issued on the Issue Date and Exchange Notes issued therefor;

(2) Guarantees by the company or any Note Guarantor of Indebtedness of the company or any other Note Guarantor permitted under the Indenture; provided, that if any such Guarantee is of Subordinated Indebtedness, then the Note Guarantee of such Note Guarantor shall be senior to such Note Guarantor’s Guarantee of such Subordinated Indebtedness;

(3) Indebtedness Incurred by the company and any Note Guarantor pursuant to the Bank Credit Facility in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $200.0 million (less the amount of any permanent prepayments or reductions of commitments in respect of such Indebtedness made with the Net Cash Proceeds of an Asset Sale in order to comply with “— Certain Covenants — Limitation on Asset Sales”) and (y) the sum of (i) up to 85% of the book value of accounts receivable of the company and its Restricted Subsidiaries, plus (ii) up to 55% of the book value of inventory of the company and its Restricted Subsidiaries, in each case determined in accordance with GAAP, and it being understood that amounts outstanding under the Bank Credit Facility are deemed to be Incurred under this clause (3);

(4) other Indebtedness of the company and its Restricted Subsidiaries outstanding on the Issue Date other than Indebtedness under the Bank Credit Facility or otherwise specified under any of the other clauses of this definition of Permitted Indebtedness;

(5) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(6) intercompany Indebtedness between or among the company and any of its Restricted Subsidiaries; provided, that:

(a) if the company or any Note Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full of all obligations under the Notes and the Indenture, in the case of the company, or such Note Guarantor’s Note Guarantee, in the case of any such Note Guarantor, and

(b) in the event that at any time any such Indebtedness ceases to be held by the company or a Restricted Subsidiary, such Indebtedness shall be deemed to be Incurred and not permitted by this clause (6) at the time such event occurs;

(7) Indebtedness of the company or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within two business days of Incurrence;

(8) Indebtedness of the company or any of its Restricted Subsidiaries in respect of worker’s compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance obligations, bankers’ acceptances, letters of credit (not supporting Indebtedness for borrowed money), performance, surety, appeal and similar bonds and completion guarantees or similar obligations provided by the company or a Restricted Subsidiary, in the ordinary course of business;

(9) Refinancing Indebtedness in respect of:

(a) Indebtedness (other than Indebtedness owed to the company or any Subsidiary) Incurred pursuant to clause (1) of “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” (it being understood that no Indebtedness outstanding on the Issue Date is Incurred pursuant to such paragraph (1)), or

(b) Indebtedness Incurred pursuant to clause (1), (3) or (4) above;

(10) Capitalized Lease Obligations and Purchase Money Indebtedness incurred after the Issue Date that do not exceed $25.0 million in the aggregate at any one time outstanding;

(11) the incurrence by any of the company’s Foreign Subsidiaries of Indebtedness in an aggregate principal amount not to exceed at any time, in the aggregate for all such Foreign Subsidiaries, the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of the Foreign Subsidiaries plus 60% of the aggregate book value of inventory of the Foreign Subsidiaries and (ii) $25.0 million (not counting for the purposes of such limit intercompany Indebtedness of such Foreign Subsidiaries permitted under clause (6) above);

(12) Indebtedness arising from agreements of the company or any of its Restricted Subsidiaries providing for adjustment of purchase price, deferred payment, earn out or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business or assets of the company or any of its Restricted Subsidiaries;

(13) Indebtedness of the company or any Restricted Subsidiary consisting of the financing of insurance premiums in the ordinary course of business not to exceed $1.5 million at any one time outstanding; and

(14) Additional Indebtedness of the company or any Note Guarantor in an aggregate principal amount not to exceed $25.0 million at any one time outstanding (which amount may, but need not, be Incurred in whole or in part under the Bank Credit Facility).

“Permitted Investment” means:

(1) Investments by the company or any Restricted Subsidiary in any Person that is, or that result in any Person becoming, immediately after such Investment, a Restricted Subsidiary or constituting a merger or consolidation of such Person into the company or with or into a Restricted Subsidiary, except for a Guarantee of Indebtedness of a Restricted Subsidiary that is not a Note Guarantor;

(2) Investments by any Restricted Subsidiary in the company;

(3) Investments in cash and Cash Equivalents;

(4) any extension, modification or renewal of any Investments existing as of the Issue Date (but not Investments involving additional advances, contributions or other investments of cash or property or other increases thereof, other than as a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms of such Investment as of the Issue Date);

(5) Investments permitted pursuant to clause (2)(b) of “— Certain Covenants — Limitation on Transactions with Affiliates”;

(6) Investments received as a result of the bankruptcy or reorganization of any Person or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof;

(7) Investments made by the company or its Restricted Subsidiaries as a result of non-cash consideration permitted to be received in connection with an Asset Sale made in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales”;

(8) Investments made solely in the form of common equity of the company constituting Qualified Capital Stock;

(9) Hedging Obligations made in compliance with the covenant described under “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; and

(10) other Investments not to exceed $25.0 million at any one time outstanding.

“Permitted Liens” means any of the following:

(1) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(2) Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(3) any interest or title of a lessor under any Capitalized Lease Obligation; provided, that such Liens do not extend to any property which is not leased property subject to such Capitalized Lease Obligation;

(4) purchase money Liens securing Purchase Money Indebtedness Incurred to finance the acquisition of property of the company or a Restricted Subsidiary used in a Permitted Business; provided, that:

(a) the related Purchase Money Indebtedness shall not exceed the cost of such property and shall not be secured by any property of the company or any Restricted Subsidiary other than the property so acquired, and

(b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(5) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(7) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the company or a Restricted Subsidiary, including rights of offset and set-off;

(8) Liens existing on the Issue Date and Liens to secure any Refinancing Indebtedness which is Incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the covenant described under “— Certain Covenants — Limitation on Liens” and which Indebtedness has been Incurred in accordance with “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness”; provided, that such new Liens:

(a) are no less favorable to the Holders of Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and

(b) do not extend to any property or assets other than the property or assets securing the Indebtedness Refinanced by such Refinancing Indebtedness;

(9) Liens securing Acquired Indebtedness Incurred in accordance with “— Certain Covenants

— Limitation on Incurrence of Additional Indebtedness” not Incurred in connection with, or in anticipation or contemplation of, the relevant acquisition, merger or consolidation; provided, that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary and

(b) such Liens do not extend to or cover any property of the company or any Restricted Subsidiary other than the property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the company or a Restricted Subsidiary and are no more favorable to the lienholders than the Liens securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the company or a Restricted Subsidiary;

(10) Liens securing borrowings under the Bank Credit Facility incurred in accordance with clause (3) of the definition of “Permitted Indebtedness”;

(11) Liens securing Indebtedness permitted to be incurred pursuant to clause (11) of the definition of Permitted Indebtedness; and

(12) additional Liens securing obligations and Attributable Indebtedness Incurred pursuant to “— Certain Covenants — Limitation on Sale and Leaseback Transactions” in an aggregate amount outstanding not to exceed 3.0% of Consolidated Tangible Assets at the time of such Incurrence.

“Person” means an individual, partnership, corporation, company, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends, distributions or redemptions or upon liquidation.

“Public Equity Offering” has the meaning set forth under “— Redemption.”

“Purchase Money Indebtedness” means Indebtedness of the company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or other cost of construction or improvement of any property; provided, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any Refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of Refinancing.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the company or any Restricted Subsidiary, to the extent that such Refinancing does not:

(1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the company in connection with such Refinancing); or

(2) create Indebtedness with:

(a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or

(b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided, that:

•	if such Indebtedness being Refinanced is Indebtedness of the company, then such Refinancing Indebtedness shall be Indebtedness of the company,

•	if such Indebtedness being Refinanced is Indebtedness of a Note Guarantor, then such Indebtedness shall be Indebtedness of the company and/or such Note Guarantor, and

•

if such Indebtedness being Refinanced is Subordinated Indebtedness, then such Refinancing Indebtedness shall be subordinate to the Notes or the relevant Note Guarantee, if applicable, at least to the same extent and in the same manner as the indebtedness being Refinanced.

“Replacement Assets” has the meaning set forth under “— Certain Covenants — Limitation on Asset Sales.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning set forth under “— Certain Covenants — Limitation on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the company which at the time of determination is not an Unrestricted Subsidiary.

“Revocation” has the meaning set forth under “— Certain Covenants — Limitation on Designation of Unrestricted Subsidiaries” above.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the company or a Restricted Subsidiary of any property, whether owned by the company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the company or such Restricted Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

“SEC” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

“Significant Subsidiary” shall mean a Subsidiary of the company constituting a “Significant Subsidiary” in accordance with Rule 1-02(w) of Regulation S-X under the Securities Act in effect on the date hereof, except that all references to 10% in Rule 1-02(w) are replaced with 5%.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Indebtedness” means, with respect to the company or any Note Guarantor, any Indebtedness of the company or such Note Guarantor, as the case may be which is expressly subordinated in right of payment to the Notes or the relevant Note Guarantee, as the case may be.

“Subsidiary,” with respect to any Person, means any other Person of which such Person owns, directly or indirectly, more than 50% of the voting power of the other Person’s outstanding Voting Stock.

“Successor Entity” has the meaning set forth under “— Certain Covenants — Limitation on Merger, Consolidation and Sale of Assets.”

“Taxable Income” means, with respect to any Person for any period, the taxable income (including all separately stated items of income) or loss of such Person (including any such taxable income payable by such Person’s shareholders as a result of such Person’s election to be taxed as an S corporation pursuant to Section 1361 of the Code) for such period for federal income tax purposes.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2014; provided, however, that if the period from the redemption date to February 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the company Designated as such pursuant to “Certain Covenants — Designation of Unrestricted Subsidiaries.” Any such Designation may be revoked by a Board Resolution of the company, subject to the provisions of such covenant.

“Voting Stock” with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the then outstanding aggregate principal amount or liquidation preference, as the case may be, of such Indebtedness into

(2) the sum of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal or liquidation preference, as the case may be, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of the company means any Restricted Subsidiary of which all the outstanding Capital Stock (other than in the case of a Restricted Subsidiary not organized in the United States, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by the company or any Wholly Owned Restricted Subsidiary.

BOOK ENTRY, DELIVERY AND FORM

The Old Notes were sold to qualified institutional buyers in reliance on Rule 144A or in offshore transactions in reliance on Regulation S. Except as set forth below, the New Notes will be issued in exchange for the Old Notes in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.

The New Notes initially will be represented by one or more notes in registered, global form without interest coupons (the “Global Notes”). Upon issuance, the Global Notes will be deposited with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “Exchange of Global Notes for Certificated Notes.” Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

So long as the Global Note holder is the registered owner of any New Notes, the Global Note holder will be considered the sole holder under the indenture of any New Notes evidenced by the Global Notes. Beneficial owners of New Notes evidenced by the Global Notes will not be considered the owners or holders of the New Notes under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the New Notes.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of their respective settlement system and are subject to changes by them. We take no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system also is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants.

The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes, and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system.

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream also may be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below under the caption “Exchange of Global Notes for Certificated Notes,” owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the company and the Trustee will treat the Persons in whose names the New Notes, including the Global Notes, are registered as the owners of the New Notes for the purpose of receiving payments and for all the other purposes. Consequently, none of us, the Trustee or any agent of us or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial Owners of the New Notes, and the company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers involving Euroclear and Clearstream participants will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account DTC has credited the interest in the Global Notes and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the New Notes, DTC reserves the right to exchange the Global Notes for New Notes in certificated form, and to distribute such New Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the Trustee nor any of our or the Trustee’s respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive New Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (A) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary or (B) has ceased to be a clearing agency registered under the Exchange Act;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the New Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures). Neither we nor the Trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of Notes and we and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Same Day Settlement and Payment

We will make payments in respect of the New Notes represented by the Global Notes (including principal, premium, if any, interest and additional amounts, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. We will make all payments of principal, interest and premium and additional amounts, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The New Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes also will be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream immediately following the settlement date of DTC). Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

EXCHANGE OFFER; REGISTRATION RIGHTS

We entered into a registration rights agreement with the initial purchasers of the Original 2018 Senior Notes and we entered into a separate registration rights agreement with the initial purchaser of the Add-on 2018 Senior Notes. The terms of both registration rights agreements are identical, except that we have agreed to register all of the Old Notes together pursuant to the terms of the registration rights agreement entered into in connection with the sale of the Original 2018 Senior Notes. Pursuant to the registration rights agreements, we and our subsidiary guarantors agreed, for the benefit of the holders of the Old Notes, at our cost:

•

to file with the Commission this exchange offer registration statement by August 22, 2010 pursuant to which we are offering, in exchange for the Old Notes, New Notes identical in all material respects to, and evidencing the same indebtedness as, the Old Notes (but which will not contain terms with respect to transfer restrictions or provide for the additional interest described below);

•	to use our commercially reasonable efforts to cause this exchange offer registration statement to be declared effective under the Securities Act by November 30, 2010; and

•	to use our commercially reasonable efforts to cause this exchange offer to be consummated by the 30th day after the exchange offer registration statement is declared effective.

•	In the event that:

(a) we had not been permitted to file the exchange offer registration statement or are not permitted to consummate the exchange offer due to a change in law or Commission policy;

(b) for any reason, we do not consummate the exchange offer by the 30th day after this exchange offer registration statement is declared effective;

(c) any holder notifies us on or prior to the 30th day following the consummation of this exchange offer that:

•	it is not permitted under law or Commission policy to participate in the exchange offer;

•	the New Notes the holder would receive in the exchange offer would not be freely tradable;

•

it cannot publicly resell New Notes that it acquires in the exchange offer without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by that holder; or

•	it is a broker-dealer and holds Notes that it has not exchanged and that it acquired directly from us, or one of our affiliates;

(d) the initial purchaser so requests with respect to Notes that are not eligible to be exchanged for New Notes in the exchange offer and are held by it following the consummation of the exchange offer; or

(e) in the case where the initial purchaser participates in the exchange offer or otherwise acquires New Notes, the initial purchaser does not receive freely tradable New Notes;

then, in addition to or in lieu of conducting the exchange offer, we will be required to file a shelf registration statement with the Commission to cover resales of the Old Notes or the New Notes issued in the exchange offer, as the case may be. In that case, we will use our commercially reasonable efforts (a) to file the shelf registration statement by the 30th day after we become obligated to make the filing, (b) to cause the registration statement to become effective by the 60th day after the filing, and (c) to maintain the effectiveness of the registration statement for two years or such lesser period after which all the Notes registered thereunder are no longer transfer restricted notes.

We will pay additional interest if one of the following “registration defaults” occurs:

•	we do not file the exchange offer registration statement by August 22, 2010;

•	the exchange offer registration statement is not declared effective by November 30, 2010;

•	we do not consummate the exchange offer by the 30th day after the exchange offer registration statement is declared effective;

•	we do not file the shelf registration statement by the 30th day after we become obligated to file it;

•	the shelf registration statement is not declared effective by the 60th day after the filing; or

•

the exchange offer registration statement or the shelf registration statement is declared effective, but, prior to the expiration of the applicable registration period, ceases to be effective or the prospectus included as a part of such registration statement ceases to be usable in connection with the exchange offer or resales of any Notes registered under the shelf registration statement.

If one of these registration defaults occurs, the annual interest rate on the Notes affected thereby will increase by 0.25% per year. The amount of additional interest will increase by an additional 0.25% per year for any subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.0% per year over the interest rate shown on the cover of this prospectus. When we have cured all of the registration defaults, the interest rate on the Notes will revert immediately to the original level.

Under current Commission interpretations, the New Notes will generally be freely transferable after the exchange offer, except that any broker-dealer that participates in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act when it resells any New Notes. We have agreed to make available a prospectus for these purposes for 180 days after the exchange offer. A broker-dealer that delivers a prospectus is subject to the civil liability provisions of the Securities Act and will also be bound by the registration rights agreement, including indemnification obligations.

Holders of the Old Notes must make certain representations (as described in the registration rights agreement) to participate in the exchange offer, notably that they are not an affiliate of the company and that they are acquiring the New Notes in the ordinary course of business and without any arrangement or intention to make a distribution of the New Notes. Holders of Notes may also be required to deliver certain information that is required for a shelf registration statement in order to have their Notes included in the shelf registration statement and to receive the additional interest described above. A broker-dealer that receives New Notes in the exchange offer or as part of its market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells the New Notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the exchange of Old Notes for New Notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange.

IRS CIRCULAR 230 NOTICE. THE DISCUSSION BELOW AS TO TAX MATTERS WAS NEITHER WRITTEN NOR INTENDED BY US OR OUR COUNSEL TO BE USED AND CANNOT BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED UNDER U.S. TAX LAW. THE DISCUSSION BELOW WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE NOTES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary applies to you only if you are a holder exchanging Old Notes for New Notes in the exchange offer and hold the Old Notes as capital assets. A capital asset is generally an asset held for investment. This summary also does not discuss the particular tax consequences that might be relevant to you if you are subject to special rules under the federal income tax laws. Special rules apply, for example, if you are:

•	a bank, thrift, insurance company, regulated investment company, real estate investment trust or other financial institution or financial service company;

•	a broker or dealer in securities or currencies;

•	a U.S. person that has a functional currency other than the U.S. dollar;

•	a U.S. person who holds the notes through foreign brokers or foreign intermediaries;

•	a partnership or other flow-through entity;

•	a subchapter S corporation;

•	a person subject to alternative minimum tax;

•	a person who owns the notes as part of a straddle, hedging transaction, constructive sale transaction or other risk-reduction transaction;

•	a tax-exempt entity;

•	a pension fund;

•	a person who has ceased to be a United States citizen or to be taxed as a resident alien; or

•	a person who acquires the notes in connection with his or her employment or other performance of services.

We have not sought a ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For all these reasons, we urge you to consult with your tax advisor about the U.S. federal income tax and other tax consequences of the acquisition, ownership and disposition of the notes.

Exchange of Old Notes for New Notes Pursuant to Exchange Offer

The exchange of your Old Notes for New Notes pursuant to this exchange offer will not be a taxable event for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of the New Notes. A U.S. holder’s holding period and adjusted tax basis in the New Notes will be the same as the holding period and adjusted tax basis in the Old Notes exchanged therefore immediately before the exchange.

THE PRECEDING DISCUSSION AS TO TAX MATTERS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE EXCHANGE OF AN OLD NOTE FOR A NEW NOTE SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME, ESTATE AND GIFT TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS OR UNDER ANY APPLICABLE TAX TREATY.

PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of New Notes received in exchange for Old Notes where the Old Notes were acquired as a result of market-making activities or other trading activities during the period beginning on the consummation of the exchange offer and ending on the close of business 180 days after the consummation of the exchange offer, or such shorter period as will terminate when all New Notes held by broker-dealers for their own account have been sold pursuant to this prospectus, which we refer to as the “exchange offer registration period”. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale during the exchange offer registration period. In addition, until July 26, 2010, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by any broker-dealer. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer that resells New Notes that were received by it for its own account in the exchange offer or the purchasers of the New Notes, and any broker or dealer that participates in a distribution of the New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For the exchange offer registration period, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests the documents in the letter of transmittal. We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Old Notes, but excluding commissions or concessions of any brokers or dealers, and will indemnify all holders of Notes, including any broker-dealers, and certain parties related to the holders against certain liabilities, including liabilities under the Securities Act.

We have not entered into any arrangements or understanding with any person to distribute the New Notes to be received in the exchange offer.

LEGAL MATTERS

Winston & Strawn LLP, Chicago, Illinois, will pass upon the validity of the New Notes and related guarantees.

EXPERTS

The financial statements included in this Prospectus and the related financial statements included elsewhere in the Registration Statement, and the effectiveness of Coleman Cable, Inc. and Subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing hereing and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the New Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the New Notes, reference is made to the registration statement, including the exhibits thereto. In addition, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, we file annual, quarterly and current reports, proxy statements and other information with the Commission. The registration statement and other Commission filings can be inspected and copied at the Public Reference Room of the Commission located at 100 F Street N.E., Washington, D.C. 20549. You can call the Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Commission’s home page on the Internet (http://www.sec.gov).

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may request a copy of this information at no cost by writing or telephoning us at the following address: Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085, phone number (847) 672-5257. To obtain timely delivery, Note holders must request such information no later than July 9, 2010.

Coleman Cable, Inc. and Subsidiaries

All Schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coleman Cable, Inc.

Coleman Cable, Inc.

Waukegan, Illinois

We have audited the accompanying consolidated balance sheets of Coleman Cable, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coleman Cable, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

March 3, 2010

Chicago, Illinois

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2008	2007
	(Thousands, except per share data)
NET SALES	$504,152	$972,968	$864,144
COST OF GOODS SOLD	428,485	879,367	759,551

GROSS PROFIT	75,667	93,601	104,593
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	40,821	52,227	44,258
INTANGIBLE ASSET AMORTIZATION	8,827	12,006	7,636
ASSET IMPAIRMENTS	70,761	29,276	—
RESTRUCTURING CHARGES	5,468	10,225	874

OPERATING INCOME (LOSS)	(50,210)	(10,133)	51,825
INTEREST EXPENSE	25,323	29,656	27,519
GAIN ON REPURCHASE OF SENIOR NOTES	(3,285)	—	—
OTHER (INCOME) LOSS, NET	(1,195)	2,181	41

INCOME (LOSS) BEFORE INCOME TAXES	(71,053)	(41,970)	24,265
INCOME TAX EXPENSE (BENEFIT)	(4,034)	(13,709)	9,375

NET INCOME (LOSS)	$(67,019)	$(28,261)	$14,890

EARNINGS (LOSS) PER COMMON SHARE DATA
NET INCOME (LOSS) PER SHARE
Basic	$(3.99)	$(1.68)	$0.89
Diluted	(3.99)	(1.68)	0.88
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	16,809	16,787	16,787
Diluted	16,809	16,787	16,826

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(Thousands except per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,599	$16,328
Accounts receivable, net of allowances of $2,565 and $3,020, respectively	86,393	97,038
Inventories	66,222	73,368
Deferred income taxes	3,129	4,202
Assets held for sale	3,624	3,535
Prepaid expenses and other current assets	5,959	10,688

Total current assets	172,926	205,159

PROPERTY, PLANT AND EQUIPMENT:
Land	1,179	1,675
Buildings and leasehold improvements	13,131	14,915
Machinery, fixtures and equipment	91,815	93,675

	106,125	110,265
Less accumulated depreciation and amortization	(57,190)	(50,098)
Construction in progress	1,731	1,276

Property, plant and equipment, net	50,666	61,443
GOODWILL	29,064	98,354
INTANGIBLE ASSETS	30,584	39,385
DEFERRED INCOME TAXES	434	—
OTHER ASSETS	6,433	7,625

TOTAL ASSETS	$290,107	$411,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$14	$30,445
Accounts payable	17,693	27,408
Accrued liabilities	23,980	31,191

Total current liabilities	41,687	89,044

LONG-TERM DEBT	236,839	242,369
LONG-TERM LIABILITIES	3,823	4,046
DEFERRED INCOME TAXES	2,498	7,088
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 75,000 shares authorized; 16,809 and 16,787 shares issued and outstanding on December 31, 2009 and 2008	17	17
Additional paid-in capital	88,475	86,135
Accumulated deficit	(82,987)	(15,968)
Accumulated other comprehensive loss	(245)	(765)

Total shareholders’ equity	5,260	69,419

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$290,107	$411,966

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2008	2007
	(Thousands)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(67,019)	$(28,261)	$14,890
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	23,331	30,015	21,662
Stock-based compensation	2,340	2,426	3,739
Inventory theft insurance receivable allowance	—	1,588	—
Foreign currency transaction loss (gain)	(1,195)	2,250	—
Provision for inventories	—	4,800	—
Asset impairments	70,761	29,276	—
Deferred taxes	(4,211)	(15,164)	(3,689)
(Gain) loss on disposal of fixed assets	484	284	(20)
Gain on repurchase of senior notes	(3,285)	—	—
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	10,162	60,065	(4,606)
Inventories	6,953	58,224	(2,894)
Prepaid expenses and other assets	5,177	(4,055)	(4,967)
Accounts payable	(9,672)	(19,862)	(6,377)
Accrued liabilities	(6,140)	(5,388)	6,055

Net cash flow from operating activities	27,686	116,198	23,793

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(4,087)	(13,266)	(6,010)
Acquisition of businesses, net of cash acquired	—	(708)	(263,138)
Proceeds from the disposal of fixed assets	123	175	17
Proceeds from sale of investment	—	—	59

Net cash flow from investing activities	(3,964)	(13,799)	(269,072)

CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings under revolving loan facilities to fund acquisitions, including issuance costs	—	—	127,080
Net borrowings (repayments) under revolving loan facilities	(19,761)	(93,438)	(5,450)
Debt amendment fee	(1,012)	—	—
Proceeds of issuance of common stock, net of issuance costs	—	—	(451)
Issuance of senior notes, net of issuance costs	—	—	119,352
Repayment of long-term debt	(12,025)	(1,097)	(1,133)

Net cash flow from financing activities	(32,798)	(94,535)	239,398

Effect of exchange rate changes on cash and cash equivalents	347	(413)	24
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,729)	7,451	(5,857)
CASH AND CASH EQUIVALENTS — Beginning of year	16,328	8,877	14,734

CASH AND CASH EQUIVALENTS — End of year	$7,599	$16,328	$8,877

NONCASH ACTIVITY
Capital lease obligation	$—	$135	$50
Unpaid capital expenditures	162	135	1,453
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid (refunded)	$(4,256)	$4,848	$18,709
Cash interest paid	24,380	29,059	23,220

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	(Thousands)
BALANCE — December 31, 2006	16,787	$17	$80,421	$(2,597)	$—	$77,841
Comprehensive income
Net income	—	—	—	14,890	—	14,890
Cumulative translation, net of tax benefit of $35	—	—	—	—	(48)	(48)
Total Comprehensive Income						14,842
Common stock issuance costs	—	—	(451)	—	—	(451)
Stock-based compensation	—	—	3,739	—	—	3,739

BALANCE — December 31, 2007	16,787	17	83,709	12,293	(48)	95,971

Comprehensive income
Net loss	—	—	—	(28,261)	—	(28,261)
Cumulative translation, net of tax benefit of $429	—	—	—	—	(580)	(580)
Derivative losses, net of tax benefit of $90	—	—	—	—	(137)	(137)
Total Comprehensive Loss						(28,978)
Stock-based compensation	—	—	2,426	—	—	2,426

BALANCE — December 31, 2008	16,787	17	86,135	(15,968)	(765)	69,419

Stock awards	22	—	—	—	—	—
Comprehensive income
Net loss	—	—	—	(67,019)	—	(67,019)
Cumulative translation, net of tax provision of $129	—	—	—	—	251	251
Derivative gains, net of tax provision of $90	—	—	—	—	137	137
Pension adjustments, net of tax provision of $81	—	—	—	—	132	132
Total Comprehensive Loss						(66,499)
Stock-based compensation	—	—	2,340	—	—	2,340

BALANCE — December 31, 2009	16,809	$17	$88,475	$(82,987)	$(245)	$5,260

See notes to consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations, Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Coleman Cable, Inc. and its wholly-owned subsidiaries (the “Company,” “Coleman,” “we,” “us” or “our”). We are a manufacturer and supplier of electrical wire and cable products for consumer, commercial and industrial applications, with operations primarily in the United States and, to a lesser degree, Canada.

During the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, including the integration of our 2007 Acquisitions (defined in Note 2) for reporting purposes. The changes resulted in a change in our reportable segments. Accordingly, we now have two reportable business segments: (1) Distribution, and (2) Original Equipment Manufacturers (“OEM”). Our Distribution segment serves our customers in distribution businesses, who are resellers of our products, while our OEM segment serves our OEM customers, who generally purchase more tailored products from us which are in turn used as inputs into subassemblies of manufactured finished goods. Where applicable, prior period amounts have been recast to reflect the new reporting structure (see Note 16).

All intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are required for several matters, including inventory valuation; determining the allowance for uncollectible accounts and accruals for sales returns, allowances and incentives; depreciation and amortization; accounting for purchase business combinations; the recoverability of goodwill and long-lived assets; as well as, establishing restructuring, self-insurance, legal, environmental and tax accruals. Actual results could differ from those estimates. Summarized below is the activity for our accounts receivable allowance account:

	2009	2008	2007
Balance — January 1	$3,020	$4,601	$2,092
Provisions	221	2,973	625
Acquisition and purchase accounting adjustments	—	(65)	2,944
Write-offs and credit allowances, net of recovery	(715)	(4,348)	(1,060)
Foreign currency translation adjustment	39	(141)	—

Balance — December 31	$2,565	$3,020	$4,601

Revenue Recognition

Our sales represent sales of our product inventory. We generally recognize sales when products are shipped to customers and the title and risk of loss pass to the customer in accordance with the terms of sale, pricing is fixed and determinable, and collection is reasonably assured. Billings for shipping and handling costs are recorded as sales and related costs are included in cost of goods sold. Provisions for payment discounts, product returns and customer incentives and allowances, which reduce revenue, are estimated based upon historical experience and other relevant factors and are recorded within the same period that the revenue is recognized as a reduction of sales.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Cost of Goods Sold

Cost of goods sold is primarily comprised of direct materials, labor and overhead costs (including depreciation expense) consumed in the manufacture of goods sold. Cost of goods sold also includes the cost of direct sourced merchandise sold, as well as our distribution costs, including the cost of inbound freight, internal transfers, warehousing and shipping and handling.

Foreign Currency Translation

Assets and liabilities of our Canadian subsidiary are translated to U.S. dollars at fiscal year-end exchange rates. The resulting translation adjustments are recorded as a component of shareholders’ equity. Income and expense items are translated at exchange rates prevailing throughout the year. Gains and losses from foreign currency transactions are included in net income.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with a maturity of three months or less when purchased. The fair value of cash and cash equivalents approximates their carrying amounts. All of our cash and cash equivalents qualify as Level 1 fair values under the fair value hierarchy. We classify outstanding checks in excess of funds on deposit within accounts payable and reduce cash and cash equivalents when these checks clear the bank on which they were drawn. We had no outstanding checks in excess of funds on deposit included in accounts payable at either December 31, 2009 or 2008.

Inventories

Inventories include material, labor and overhead costs and are recorded at the lower of cost or market on the first-in, first-out (“FIFO”) basis. We estimate losses for excess and obsolete inventory through an assessment of its net realizable value based on the aging of the inventory and an evaluation of the likelihood of recovering the inventory costs based on anticipated demand and selling price.

Assets Held for Sale

Assets held for sale consists of property related to closed facilities that are currently being marketed for disposal. Assets held for sale are reported at the lower of carrying value or estimated fair value less costs to sell.

Property, Plant and Equipment

Property, plant and equipment are carried at cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets’ estimated useful lives, ranging from 3 to 20 years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. The estimated useful lives of buildings range from 9 to 20 years; leasehold improvements have a useful life equal to the shorter of the useful life of the asset or the lease term; and the estimated useful lives of machinery, fixtures and equipment range from 3 to 8 years.

Goodwill and Other Intangible Assets

Under goodwill accounting rules, we are required to assess goodwill for impairment annually, or more frequently if events or circumstances indicate impairment may have occurred. Our annual evaluation for potential

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

goodwill impairment is performed as of December 31st of each year. Our other intangible assets primarily consist of acquired customer relationships and trademarks and trade names, all of which have finite or determinable useful lives. Accordingly, these finite-lived assets are amortized to reflect the estimated pattern of economic benefit consumed, either on a straight-line or accelerated basis over the estimated periods benefited. See Note 3 for information regarding our asset impairment analyses.

Impairment of Long-Lived Assets

We test the carrying amount of our long-lived assets, including finite-lived intangible assets and property, plant and equipment, for recoverability whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized if, in performing the impairment review, it is determined that the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss recorded is equal to the excess of the asset’s carrying value over its fair value. See Note 3 for information regarding our asset impairment analyses.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of the enactment date.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued guidance which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This guidance provides that a tax benefit from an uncertain tax position may be recognized in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold. The rules also provide guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of the above-noted guidance on January 1, 2007 with no cumulative effect adjustment required. We believe that our income tax filing positions and deductions will be sustained upon examination and, accordingly, we have not recorded any reserves, or related accruals for interest and penalties, or uncertain income tax positions at either December 31, 2009 or 2008. In accordance with this guidance, we have adopted a policy under which, if required to be recognized in the future, we will classify interest related to the underpayment of income taxes as a component of interest expense and we will classify any related penalties in selling, engineering, general and administrating expenses in the consolidated statement of operations.

Derivative and Other Financial Instruments, and Concentrations of Credit Risk

From time-to-time, we enter into derivative contracts, including copper futures contracts, to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. We recognize all of our derivative instruments on our balance sheet at fair value, and record changes in the fair value of such contracts within cost of goods sold in the statement of operations as they occur unless specific hedge accounting

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

criteria are met. We assess potential counterparty credit risk on a regular basis. For those hedging relationships that meet such criteria, and for which hedge accounting is applied, we formally document our hedge relationships, including identifying the hedging instruments and the hedged items, as well as the risk management objectives involved. We have no open hedge positions at December 31, 2009 to which hedge accounting is being applied. However, all of our hedges for which hedge accounting has been applied in the past qualified and were designated as cash flow hedges. We assess both at inception and at least quarterly thereafter, whether the derivatives used in these cash flow hedges are highly effective in offsetting changes in the cash flows associated with the hedged item. The effective portion of the related gains or losses on these derivative instruments are recorded in shareholders’ equity as a component of Accumulated Other Comprehensive Income (Loss), and are subsequently recognized in income or expense in the period in which the related hedged items are recognized. The ineffective portion of these hedges (extent to which a change in the value of the derivative contract does not perfectly offset the change in value of the designated hedged item) is immediately recognized in income. Cash settlements related to derivatives are included in the operating section of the consolidated statement of cash flows, with prepaid expenses and other current assets or accrued liabilities, depending on the position.

Financial instruments also include other working capital items and debt. The carrying amounts of our cash and cash equivalents, trade accounts receivable and trade accounts payable approximate fair value given the immediate or short-term maturity of these financial instruments. The fair value of the Company’s debt is disclosed in Note 7.

Concentrations of credit risk arising from trade accounts receivable are due to selling to a number of customers in a particular industry. The Company performs ongoing credit evaluations of its customers’ financial condition and obtains collateral or other security when appropriate. No customer accounted for more than 10% of accounts receivable as of December 31, 2009 or 2008.

Cash and cash equivalents are placed with financial institutions we believe have adequate credit standings.

Stock-based Compensation

We recognize compensation expense over the related vesting period for each share-based award we grant, based on the fair value of the instrument at grant date. Our stock-based compensation arrangements are further detailed in Note 12.

Earnings per Common Share

We compute earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and participating securities. Our participating securities are our grants of unvested common shares, as such awards contain non-forfeitable rights to dividends. Security holders are not obligated to fund the Company’s losses, and therefore participating securities are not allocated a portion of these losses in periods where a net loss is recorded. Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per common share include the dilutive effect of exercised stock options and the effect of unvested common shares when dilutive.

New Accounting Pronouncements

Other than as described below, no new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Disclosures about Derivatives Instruments

In March 2008, the FASB issued new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance expands the disclosure requirements for derivative instruments and hedging activities. Specifically, it requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. We adopted the new guidance in the first quarter of 2009. The required disclosures have been set forth in Note 10 to the consolidated financial statements.

Fair Value Measurements and Disclosures

In August 2009, the FASB issued an accounting update on fair value measurements and disclosures. This update provides additional guidance clarifying the measurement of liabilities at fair value. It clarifies how the price of a traded debt security should be considered in estimating the fair value of the issuer’s liability. We adopted this accounting update in the fourth quarter of 2009, and its adoption did not have any significant impact on our financial statements.

Postretirement Benefit Plan Assets

In December 2008, the FASB issued guidance on employers’ disclosure about postretirement benefit plan assets. The accounting guidance provides additional guidance on employers’ disclosures about the plan assets of defined benefit pension or other postretirement plans. The guidance requires disclosures about how investment allocation decisions are made, the fair value of each major category of plan assets, valuation techniques used to develop fair value measurements of plan assets, the impact of measurements on changes in plan assets when using significant unobservable inputs and significant concentrations of risk in the plan assets. We adopted this guidance for the period ending December 31, 2009 (see Note 15).

Participating Securities

In June 2008, the FASB issued new accounting guidance on determining whether instruments granted in share-based payment transactions are participating securities. This accounting guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the allocation in computing earnings per share under the two-class method. The guidance concluded that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. If awards are considered participating securities, we are required to apply the two-class method of computing basic and diluted earnings per share. We have determined that our outstanding unvested shares are participating securities. Effective January 1, 2009, we adopted this standard. Accordingly, earnings per common share are computed using the two-class method prescribed by the accounting guidance. All previously reported earnings per common share data has been retrospectively adjusted as needed to conform to the new computation method (see Note 12).

Variable Interest Entity

In June 2009, the FASB issued an update to the accounting guidance for consolidation. Accordingly, new accounting standards concerning the treatment of variable interest entities were issued. This guidance addresses the effects on certain provisions of consolidation of variable interest entities as a result of the elimination of the qualifying special-purpose entity concept. This guidance also addresses the ability to provide timely and useful

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

information about an enterprise’s involvement in a variable interest entity. The accounting update is effective for a reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We do not anticipate this guidance will have a material impact on our financial condition or operating results.

2. ACQUISITIONS

Copperfield, LLC

On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC (“Copperfield”) for $215,449, including acquisition-related costs and working capital adjustments. The acquisition of Copperfield, which at the time of our acquisition was one of the largest privately-owned manufacturers and suppliers of electrical wire and cable products in the United States, increased our scale, diversified and expanded our customer base and we believe strengthened our competitive position in the industry. Copperfield’s results of operations have been included in our consolidated financial statements since the acquisition date.

In connection with our financing of the Copperfield acquisition, we issued senior notes with an aggregate principal amount of $120,000 (the “2007 Notes”), and entered into an amended and restated credit facility (the “Revolving Credit Facility”) with Wachovia Bank, National Association, which amended and restated our previous revolving credit agreement in its entirety and, among other things, increased our total borrowing capacity under the Revolving Credit Facility to a maximum of $200,000. See Note 7 for further discussion.

Woods Industries

On November 30, 2007, we acquired the electrical products business of Katy Industries, Inc. (“Katy”), which operated in the United States as Woods Industries, Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada”), collectively referred to herein as Woods (“Woods”). The principal business of Woods was the design and distribution of consumer electrical cord products, sold principally to national home improvement, mass merchant, hardware and other retailers. The acquisition of Woods expanded our U.S. business while enhancing our market presence and penetration in Canada. We purchased certain assets of Woods U.S. and all the stock of Woods Canada for $53,803, including acquisition-related costs and working capital adjustments. We utilized our Revolving Credit Facility to finance the acquisition. Woods’ results of operations have been included in our consolidated financial statements since the acquisition date.

Purchase Price Allocations

The above acquisitions (“2007 Acquisitions”) were accounted for under the purchase method of accounting. Accordingly, we have allocated the purchase price for each acquisition to the net assets acquired based on the related estimated fair values at each respective acquisition date. We finalized the purchase price allocations for the 2007 Acquisitions in 2008. During the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, resulting in a change in our reportable segments. This change required us to reassign our acquired goodwill to the new segments effective January 1, 2008 (see Note 3).

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

The table below summarizes the final allocations of purchase price related to the 2007 Acquisitions as of their respective acquisition dates.

	Copperfield	Woods	Total
Cash and cash equivalents	$639	$4,884	$5,523
Accounts receivable	61,592	30,801	92,393
Inventories	41,601	27,231	68,832
Prepaid expenses and other current assets	832	2,887	3,719
Property, Plant and equipment	62,656	1,548	64,204
Intangible assets	64,400	1,400	65,800
Goodwill	43,733	5,932	49,665
Other assets	607	—	607

Total assets acquired	276,060	74,683	350,743
Current liabilities	(36,806)	(20,719)	(57,525)
Long-term liabilities	(42)	—	(42)
Deferred income taxes	(23,763)	(161)	(23,924)

Total liabilities assumed	(60,611)	(20,880)	(81,491)

Net assets acquired	$215,449	$53,803	$269,252

The purchase price allocation to identifiable intangible assets, which are all amortizable, along with their respective weighted-average amortization periods at the acquisition date are as follows:

	Weighted Average Amortization Period	Copperfield	Woods	Total
Customer relationships	4	$55,600	$900	$56,500
Trademarks and trade names	11	7,800	500	8,300
Non-competition agreements	2	1,000	—	1,000

Total intangible assets		$64,400	$1,400	$65,800

Approximately 41% of the Copperfield acquisition related to the acquisition of partnership interests, which resulted in a corresponding step up in basis for U.S. income tax purposes. As such, approximately $12,000 of the goodwill and $26,800 of the acquired intangible assets recorded in connection with the Copperfield acquisition is deductible for U.S. income tax purposes, primarily over 15 years. For the Woods acquisition, goodwill and intangible assets attributable to the acquisition of Woods U.S. is deductible for U.S. income tax purposes, while goodwill attributable to Woods Canada is not deductible for Canadian income tax purposes.

Unaudited Selected Pro Forma Financial Information

The following unaudited pro forma financial information summarizes our estimated combined results of operations assuming that our acquisition of Copperfield and Woods had taken place at the beginning of 2007. The unaudited pro forma combined results of operations for the period prior to April 2, 2007 (Copperfield) and November 30, 2007 (Woods) were prepared on the basis of information provided to us by the former management of Copperfield and Woods and we make no representation with respect to the accuracy of such information. The pro forma combined results of operations reflect adjustments for interest expense, additional depreciation based on the fair value of acquired property, plant and equipment, amortization of acquired

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

identifiable intangible assets and income tax expense. The unaudited pro forma information is presented for informational purposes only and does not include any cost savings or other effects of integration. Accordingly, it is not indicative of the results of operations that may have been achieved if the acquisition had taken place at the beginning of 2007. The basic and diluted earnings per share amounts shown below are based on weighted average outstanding shares of 16,786 and 16,826, respectively.

2007
Net sales	$1,142,266
Net income	$7,094
Earnings per share:
Basic	$0.42
Diluted	$0.42

3. GOODWILL, INTANGIBLE ASSETS AND ASSET IMPAIRMENTS

Goodwill

Changes in the carrying amount of goodwill by reportable business segment were as follows:

	Distribution Segment	OEM Segment	Total
Balance as of January 1, 2008	$96,736	$11,725	$108,461
Purchase accounting adjustments — 2007 Acquisitions	1,763	—	1,763
Impairment losses	—	(11,725)	(11,725)
Foreign currency translation adjustments	(145)	—	(145)

Balance as of January 1, 2009	$98,354	$—	$98,354
Impairment losses	(69,498)	—	(69,498)
Foreign currency translation adjustments	208	—	208

Balance as of December 31, 2009	$29,064	$—	$29,064

As noted above, during the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, resulting in a change in our reportable segments. Accordingly, we now have two reportable business segments: (1) Distribution, and (2) OEM. This change also required us to reassign goodwill, as it had been recorded under our previous segments, to the new segments to reflect the new reporting structure. This reallocation was made effective January 1, 2008.

Under goodwill accounting rules, we are required to assess goodwill for impairment annually, or more frequently if events or circumstances indicate impairment may have occurred. The analysis of potential impairment of goodwill employs a two-step process. The first step involves the estimation of fair value of our reporting units. If step one indicates that impairment of goodwill potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated implied fair value of goodwill is less than its carrying value. No goodwill impairment existed prior to December 31, 2008.

During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment test based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. As a result of this test, we recorded a non-cash goodwill

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

impairment charge of $69,498, representing our best estimate of the impairment loss incurred within three of the four reporting units comprising our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. At the March 31, 2009 test date, no indication of impairment under the goodwill impairment tests existed relative to our Retail distribution reporting unit, and we did not have any goodwill recorded within our OEM segment. For the purposes of the goodwill impairment analysis, our estimates of fair value were based primarily on estimates generated using the income approach, which estimates the fair value of our reporting units based on their projected future discounted cash flows.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit’s projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, capital expenditures, and cash flows. These estimates are based on our business plans and forecasts. These estimates are then discounted, which necessitates the selection of an appropriate discount rate. The discount rates used reflect market-based estimates of the risks associated with the projected cash flows of the reporting unit. The allocation of the estimated fair value of our reporting units to the estimated fair value of their net assets required under the second step of the goodwill impairment test also involves the use of significant assumptions, estimates and judgments, which are based on the best information available to management as of the date of the assessment.

The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, such as the estimated future cash flows of our reporting units, the discount rate used to discount such cash flows, or the estimated fair value of the reporting units’ tangible and intangible assets and liabilities, could significantly increase or decrease the estimated fair value of a reporting unit or its net assets, and therefore, impact the related impairment charge. For example, as of March 31, 2009, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate used in the first step of our goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $14,000 in the aggregate estimated fair value of our reporting units as of such date, (2) a 100 basis point increase or decrease in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value (without any change in the aggregate estimated cash flows of our reporting units used in the first step of our goodwill impairment test as of such date) would have resulted in a decrease or increase of approximately $18,000 in the aggregate estimated fair value of our reporting units as of such date, and (3) a 1% increase or decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit would have resulted in an increase or decrease of approximately $7,000 in the aggregate estimated fair value of our reporting units as of such date. The goodwill impairment testing process is complex, and can be affected by the inter-relationship between certain assumptions, estimates and judgments that may apply to both the first and second steps of the process and the fact that the maximum potential impairment of the goodwill of any reporting unit is limited to the carrying value of the goodwill of that reporting unit. Accordingly, the above-described sensitivities around changes in the aggregate estimated fair values of our reporting units would not necessarily have a dollar-for-dollar impact on the amount of goodwill impairment we recognized as a result of our analysis. These sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables affecting reporting unit fair value might have on the outcomes produced by the goodwill impairment testing process.

In addition to the above-noted interim goodwill impairment test performed during the first quarter of 2009, we performed our annual goodwill impairment test as of December 31, 2009, with no indication of potential impairment. Our test indicated that the estimated fair value of each reporting unit with recorded goodwill as of December 31, 2009 was significantly in excess of its related carrying value, with no such reporting unit having

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

an excess of fair value less than 30% of its carrying value. As stated above, the use of different assumptions, estimates or judgments in the goodwill impairment testing process may significantly increase or decrease the estimated fair value of a reporting unit. However, as of the December 31, 2009 annual impairment test date, the above-noted conclusion, that no indication of goodwill impairment existed as of the test date, would not have changed had the test been conducted assuming: 1) a 5% decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate), 2) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value in determining their estimated fair values (without any change in the aggregate estimated cash flows of our reporting units), or 3) 1% decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit.

Further goodwill impairment charges may be recognized in future periods in one or more of the Distribution reporting units to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for one or more reporting units.

During 2008, we recorded an $11,725 impairment charge in connection with our annual goodwill impairment test as of December 31, 2008. This non-cash goodwill impairment related entirely to our OEM segment and represented the write-off of all recorded goodwill in this segment. The impairment reflected the impact of our revised plans and projections for the then-forecasted future performance of the OEM segment in light of our 2008 customer rationalization efforts, which were completed during the fourth quarter of 2008. Our failure to secure necessary price increases with such customers for future business, as well as the then-existing impact the declining economy appeared to have had on these customers, were factors in our decision to significantly downsize our sales projections for, and capacity dedicated to this segment. These were the primary factors that caused the recognition of our 2008 goodwill impairment.

After consideration of the above-noted $11,725 impairment, we had $98,354 in goodwill recorded at December 31, 2008, all of which related to our Distribution segment. Of the $98,354 in total goodwill recorded at December 31, 2008, $77,225 had been allocated to reporting units where a greater than 10% margin of excess existed between the respective unit’s estimated fair value and its carrying value. The remaining $21,129 in goodwill as of December 31, 2008 was allocated to our Electrical distribution reporting unit. During our annual goodwill test performed in the fourth quarter of 2008, we estimated that a 6% margin of excess existed between this unit’s fair value and its respective carrying value.

We test the carrying amount of our long-lived assets, including finite-lived intangible assets and property, plant and equipment, for recoverability whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This assessment employs a two-step approach. The first step is used to determine if an impairment exists and an associated impairment loss should be recognized. An impairment loss is recognized if, in performing the impairment review, it is determined that the carrying amount of an asset or asset group exceeds the estimated undiscounted future cash flows expected to result from the use of the asset or asset group and its eventual disposition. The asset groups tested under our impairment tests reflect the shared nature of our facilities and manufacturing capacity. The second step of the impairment tests involves measuring the amount of the impairment loss to be recorded. The amount of the impairment loss recorded is equal to the excess of the asset or asset group’s carrying value over its fair value. For 2009, no asset impairments were identified relative to either our long-lived property, plant and equipment or our finite-lived intangible assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

During the fourth quarter of 2008, we recorded $17,551 in long-lived asset impairments related to our plant and equipment and other long-lived assets. Given our revised plans and projections for future performance of the OEM segment in light of our customer rationalization efforts and our failure to secure necessary future price increases with significant OEM customers, as well as the impact the declining economy appears to have had on such customers, we determined it necessary to test our OEM-related long-lived assets for potential impairment during the fourth quarter of 2008, and recorded the above-noted impairment charges as a result of such analysis.

The long-lived asset impairment test uses significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating projected cash flows associated with our asset groups involved the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, discount rates and cash flows. These estimates were based on our revised business plans and forecasts in light of the above-noted facts and circumstances.

Intangible Assets

The following summarizes our intangible assets at December 31, 2009 and 2008, respectively:

	Weighted Average Amortization Period	2009			2008
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Impairment Losses	Accumulated Amortization	Net Carrying Amount

Customer relationships	4	$56,500	$(33,140)	$23,360	$56,500	$(6,754)	$(18,291)	$31,455
Trademarks and trade names	11	8,350	(1,201)	7,149	8,350	—	(795)	7,555
Non-competition agreements	2	1,000	(925)	75	1,000	—	(625)	375

Total	5	$65,850	$(35,266)	$30,584	$65,850	$(6,754)	$(19,711)	$39,385

Our intangible assets are being amortized over their estimated useful lives. The customer-relationship intangibles are being amortized using an accelerated amortization method which reflects our estimate of the pattern in which the economic benefit derived from such assets will be consumed. Amortization expense for intangible assets was $8,827, $12,006, and $7,636 for the years ended December 31, 2009, 2008 and 2007, respectively. Expected amortization expense for intangible assets over the next five years is as follows:

2010	$6,826
2011	5,425
2012	4,316
2013	3,456
2014	2,768

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Asset Impairments

We recorded non-cash asset impairments as follows:

	2009	2008
Machinery and equipment	$—	$10,216
Intangible assets	—	6,754
Goodwill	69,498	11,725
Assets held for sale	1,263	581

Total	$70,761	$29,276

In addition to the above-discussed goodwill impairment charges recorded, we also recorded $1,263 of asset impairment charges in 2009 in relation to certain of our closed properties currently being marketed for sale, with such impairments reflecting a decline in the estimated fair value of such properties. The resulting adjusted carrying value for such properties represents our estimate of each property’s fair value determined by management after considering the best information available, including assumptions market participants would use in valuing the asset.

4. RESTRUCTURING AND INTEGRATION ACTIVITIES

We incurred restructuring charges of $5,468, $10,225, and $874 during 2009, 2008, and 2007, respectively. For 2009, these charges included $2,554 recorded in connection with our closure of our leased East Longmeadow, Massachusetts manufacturing facility in May 2009, and our closure of our owned Oswego, New York facility in September 2009, both pursuant to plans we announced in the first half of 2009. These actions were taken in order to align our manufacturing capacity and cost structure with reduced volume levels resulting from the current economic environment. Production from these facilities has been transitioned to facilities in Lafayette and Bremen, Indiana, with back up capacity provided by our Waukegan, Illinois and Texarkana, Arkansas facilities. The remaining $2,914 in charges for 2009 primarily consisted of holding costs related to other facilities closed in 2008. For 2008 and 2007, restructuring charges were incurred primarily in connection with the integration of our 2007 Acquisitions.

During 2008, we successfully completed the majority of activities involved in fully integrating our 2007 Acquisitions. We fully integrated Woods, incorporating this business into our core operations and eliminating separate corporate and distribution functions during the first half of 2008. We also consolidated three former distribution facilities (located in Indianapolis, Indiana (acquired as part of the Woods acquisition); Gurnee, Illinois; and Waukegan, Illinois) into a single leased distribution facility which opened in April 2008 in Pleasant Prairie, Wisconsin. Additionally, as part of our integration strategy related to Copperfield, we closed facilities and consolidated the related operations of a number of the manufacturing and distribution facilities acquired as part of the Copperfield acquisition. This included the consolidation and closure of former Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas, primarily into operations at one modern new facility in El Paso, Texas. As a result, we ceased manufacturing operations in 2008 at former Copperfield facilities located in Avilla, Indiana; Nogales, Arizona; and within three El Paso, Texas facilities: Zaragosa Road, Inglewood Road, and the Esther Lama Road distribution center. The buildings and properties associated with both the Avilla and Zaragosa facilities are owned and have been classified as assets held for sale in the accompanying consolidated balance sheet at December 31, 2009. We remain obligated under a long-term lease for the Nogales, Arizona facility. Additionally, we recorded a reserve as a component of purchase accounting in 2008 for estimated exit costs associated with facilities acquired as part of the Woods acquisition and closed pursuant to a plan for closing such facilities at the time of the acquisition.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

In addition, during the second half of 2008, we announced and executed a series of separately planned workforce reduction initiatives, including (1) a headcount reduction at our Oswego, New York manufacturing facility, and (2) workforce reductions at our El Paso, Texas facilities and within our corporate offices in Waukegan, Illinois. The Oswego reductions were made as the result of a decision to transition copper fabrication activities from the Oswego plant to our Bremen, Indiana facility, and resulted in $298 of restructuring expenses for severance and related benefits paid to effected employees. The El Paso and corporate reductions were in part a function of our integration efforts, as well as in response the deterioration of economic conditions during the fourth quarter of 2008.

The following table summarizes activity for restructuring activities:

	Employee Severance Costs	Lease Termination Costs	Equipment Relocation Costs	Other Closing Costs	Total
Restructuring Activities
BALANCE — December 31, 2007	$385	$—	$—	$—	$385

Provision	445	3,358	4,039	2,383	10,225
Purchase accounting adjustments	740	2,802	—	132	3,674
Uses	(1,545)	(1,193)	(4,039)	(2,491)	(9,268)

BALANCE — December 31, 2008	$25	$4,967	$—	$24	$5,016

Provision	650	2,201	360	2,257	5,468
Uses	(652)	(2,806)	(360)	(2,281)	(6,099)

BALANCE — December 31, 2009	$23	$4,362	$—	$—	$4,385

We currently have nine closed former facilities, five of which are leased for various lengths of time through 2015, and four of which are owned, for which we are obligated to pay holding costs. We anticipate incurring between approximately $1,500 and $2,500 in such costs in 2010 not giving effect to the potential we may successfully negotiate sales, subleases, or lease buy-outs for one or more of such properties. We do not currently have any new significant restructuring initiatives planned for 2010; however, management is continually adjusting plans and production schedules in light of sales trends, the macro-economic environment and other demand indicators, and the possibility exists that we may determine further plant closings, restructurings and workforce reductions are necessary, some of which may be significant.

5. INVENTORIES

Inventories consisted of the following:

	December 31,
	2009	2008
FIFO cost:
Raw materials	$20,962	$14,628
Work in progress	3,807	2,038
Finished products	41,453	56,702

Total	$66,222	$73,368

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,
	2009	2008
Salaries, wages and employee benefits	$3,113	$3,289
Sales incentives	8,302	10,416
Interest	5,824	5,988
Other	6,741	11,498

Total	$23,980	$31,191

7. DEBT

Total borrowings were as follows:

	December 31,
	2009	2008
Revolving credit facility expiring April 2, 2012	$10,239	$30,000
9.875% Senior notes due October 1, 2012, including unamortized premium of $1,617 and $2,352, respectively	226,597	242,352
Capital lease obligations	17	462

	236,853	272,814
Less current portion	(14)	(30,445)

Total long-term debt	$236,839	$242,369

Subsequent Event — Refinancing of 9.875% Senior Notes (“2012 Senior Notes”)

On February 3, 2010 we completed a private placement offering of $235,000 aggregate principal amount of 9.0% unsecured senior notes due in 2018 (the “2018 Senior Notes”) to refinance our 2012 Senior Notes (the “Private Placement”). The 2018 Senior Notes mature on February 15, 2018 and interest on these notes will accrue at a rate of 9.0% per annum and be payable semi-annually on each February 15 and August 15, commencing August 15, 2010. The gross proceeds from the Private Placement, approximately $231,700 which reflects a discounted issue price of 98.597% of the principal amount, were used, together with other available funds, for payment of consideration and costs relating to a cash tender offer and consent solicitation for our 2012 Senior Notes. A total of $199,429 aggregate principal amount of the 2012 Notes were tendered, which represented approximately 88.6% of the $224,980 aggregate principal amount of the 2012 Notes outstanding. Consequently, as of March 3, 2010, approximately $25,551 of the 2012 Senior Notes remain outstanding. We will redeem the remaining 2012 Senior Notes on March 22, 2010.

We undertook the above-described refinancing of our 2012 Senior Notes to take advantage of what we believe were favorable refinancing conditions within the related financial markets at the time. The refinancing also allowed us to extend the maturity of such debt from 2012 to 2018, while at the same time reducing our annual cash interest requirements given the lower coupon rate on the 2018 Senior Notes, partially offset by an increase in the total aggregate principal amount of senior notes outstanding. We expect to record a loss of between approximately $8,500 and $9,000 in the first quarter of 2010 on the early extinguishment of our 2012

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Senior Notes. This amount includes the write-off of approximately $1,851 of unamortized debt issuance costs related to the 2012 Senior Notes, as well as the impact of the call and tender premiums paid in connection with the refinancing.

In addition, in order to complete the above refinancing, we were required to amend the terms of our Revolving Credit Facility to allow for the refinancing. Accordingly, on January 19, 2010, our Revolving Credit Facility was amended (i) to permit the Private Placement, (ii) to enhance our ability to create and finance foreign subsidiaries, (iii) to liberalize key covenants and make other changes to increase operating flexibility (the “2010 Amendment”). Pursuant to the 2010 Amendment, borrowing availability under the Revolving Credit Facility for foreign subsidiaries is limited to the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (ii) $25,000 (excluding permitted intercompany indebtedness of such foreign subsidiaries).

Senior Secured Revolving Credit Facility

Our Revolving Credit Facility is a senior secured facility that provides for aggregate borrowings of up to $200,000, subject to certain limitations as discussed below. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At December 31, 2009, we had $10,239 in borrowings outstanding under the facility, with $80,838 in remaining excess availability. At December 31, 2008, we had $30,000 in borrowings outstanding under the facility, with $74,184 in remaining excess availability.

On June 18, 2009, in connection with the 2012 Senior Notes repurchases described below, the Revolving Credit Facility was amended to permit us to spend up to $30,000 to redeem, retire or repurchase our 2012 Senior Notes so long as (i) no default or event of default exists at the time of the repurchase or would result from the repurchase and (ii) excess availability under the Revolving Credit Facility after giving effect to the repurchase remains above $40,000 (the “2009 Amendment”). Prior to the 2009 Amendment, we were prohibited from making prepayments on or repurchases of the 2012 Senior Notes. We were required to pay an upfront amendment fee of $1,000, and the 2009 Amendment also increased the applicable interest rate margins by 1.25% and the unused line fee increased by 0.25%. Accordingly, subsequent to the 2009 Amendment, interest is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility.

Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10,000 in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (i) $200,000 or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10,000 sublimit for letters of credit.

The Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property) as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary, but not our Chinese 100%-owned entity.

The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10,000 in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30,000. We maintained greater than $30,000 of monthly excess availability during 2009.

In 2007, the Revolving Credit Facility was amended to allow for our acquisition of certain assets of Woods U.S. and the stock of Woods Canada. The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25,000. As of December 31, 2009, we were in compliance with all of the covenants on our Revolving Credit Facility.

2012 Senior Notes

At December 31, 2009, we had $224,980 in aggregate principal amount outstanding of our 2012 Senior Notes, all of which were scheduled to mature on October 1, 2012. During the first nine months of 2009, we repurchased $15,020 in par value of our 2012 Senior Notes at a discount to their par value resulting in a pre-tax gain of $3,285 being recorded in connection with such repurchases. A portion of the 2012 were issued at 102.875% of the principal amount thereof, resulting in the recognition of a premium which has been amortized to par value over their remaining life, and accordingly, the effective interest rate on our $225,000 principal Senior Notes was 9.74% in 2009.

As noted above, we completed the Private Placement of the 2018 Senior Notes in February of 2010 in order to refinance our outstanding 2012 Senior Notes. As a result of the Private Placement and associated Offer for the 2012 Notes, as of March 3, 2010, approximately $25,551 of the 2012 Senior Notes remain outstanding. We plan to redeem the $25,551 in remaining outstanding 2012 Senior Notes on March 22, 2010 at a price of 102.4688% of the principal amount of such 2012 Senior Notes, which, excluding accrued and unpaid interest, will equate to a total redemption amount of approximately $26,200.

At December 31, 2009, annual maturities of long-term debt for each of the next five years and thereafter are shown in the below table. The following table does not give effect to the February 2010 Private Placement transaction described above that effectively extends the maturity of our $224,980 of 2012 Senior Notes to February of 2018.

2010	14
2011	3
2012	224,980
2013	—
Subsequent to 2013	—

Total debt maturities	224,996
Revolving Credit Facility	10,239
Unamortized premium on long-term debt	1,617

Total debt	$236,853

Our Indenture governing the Senior Notes and Revolving Credit Facility contains covenants that limit our ability to pay dividends. Under these covenants, we could not declare excess cash flow dividends for the year

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

ended December 31, 2009. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. The fair value of our debt and capitalized lease obligations was approximately $225,000 and $191,200 at December 31, 2009 and 2008, respectively.

Debt Issue Costs

We have incurred debt issue costs in connection with our prior senior note issuances and our Revolving Credit Facility, including amendment fees related to the Revolving Credit Facility. These fees are being amortized over the remaining term of the senior notes and Revolving Credit Facility, respectively. Amortization of debt issuance costs was $2,055, $1,896, and $1,656 in 2009, 2008 and 2007, respectively. Accumulated amortization of debt issue costs was $7,712 and $5,656 at December 31, 2009 and 2008, respectively.

8. INCOME TAXES

Our income (loss) before income taxes includes the following components:

	2009	2008	2007
Income (loss) before income taxes
U.S.	$(75,894)	$(45,358)	$23,367
Foreign	4,841	3,388	898

Total	$(71,053)	$(41,970)	$24,265

The income tax expense (benefit) consists of the following:

	2009	2008	2007
Current tax expense	$177	$1,453	$13,064
Deferred income tax expense (benefit)	(4,211)	(15,164)	(3,689)

Total income tax expense (benefit)	$(4,034)	$(13,709)	$9,375

Our deferred taxes result primarily from the tax effect of differences between the financial and tax basis of assets and liabilities based on enacted tax laws. Valuation allowances, if necessary, are provided against deferred tax assets that are not likely to be realized. We believe that our deferred tax assets will be fully utilized based on projections for future earnings and tax planning strategies. Additionally, we believe our income tax filing positions and deductions will be sustained and, thus, we have not recorded any reserves related to our deferred tax assets, or related accruals for interest and penalties, or uncertain income tax positions under the accounting guidance at either December 31, 2009 or 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Significant components of deferred tax (assets) and liabilities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:
Reserves not deducted for tax:
Allowances for uncollectible accounts	$(453)	$(537)
Legal reserves	(151)	(216)
Employee benefits	—	(372)
Insurance receivable	(601)	(613)
Other	(2,289)	(3,273)
Tax credits	(1,652)	(1,488)
Inventories	(1,459)	(1,266)
Stock-based compensation	(3,551)	(2,741)
Deferred tax liabilities:
Depreciation and amortization	8,266	12,734
Other	825	658

Net deferred tax liability (asset)	$(1,065)	$2,886

The reconciliation between income tax amounts at the statutory tax rate to income tax expense recorded on our consolidated income statement is as follows:

	2009	2008	2007
Income taxes (benefit) at federal statutory rate	$(24,868)	$(14,698)	$8,487
Increase (decrease) in income taxes resulting from:
Nondeductible goodwill impairments	20,846	3,345	—
Change in state tax rates	(121)	(851)	—
State tax benefit (net of federal tax effect)	(393)	(918)	1,331
Other	502	(587)	(443)

Income taxes	$(4,034)	$(13,709)	$9,375

We are subject to taxation in the U.S. and various states and foreign jurisdictions. We provide for U.S. deferred taxes and foreign withholding tax on undistributed earnings not considered permanently reinvested in our non-U.S. subsidiaries. The Internal Revenue Service has completed reviews of our federal income tax returns through 2004.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

9. COMMITMENTS AND CONTINGENCIES

Capital and Operating Leases

We lease certain of our buildings, machinery and equipment under lease agreements that expire at various dates over the next ten years. Rental expense under operating leases was $7,661, $8,026, and $4,603 for 2009, 2008 and 2007, respectively. Minimum future lease payments under capital and operating leases, with non-cancelable initial lease terms in excess of one year as of December 31, 2009, were as follows:

	Capital Leases	Operating Leases
2010	15	8,188
2011	3	6,762
2012	—	6,583
2013	—	5,304
2014	—	4,274
After 2014	—	11,236

Total	$18	$42,347

Less: Amounts representing interest	1

Present value of future minimum lease payments	17
Less: Current obligations under capital leases	14

Long-term obligations under capital leases	$3

We record our obligation under capital leases within debt in the accompanying consolidated balance sheets (see Note 7). The gross amount of assets recorded under capital leases as of December 31, 2009 and 2008 was $875 and $2,019, respectively. Accumulated depreciation was $847 and $1,757 at December 31, 2009 and 2008, respectively. We depreciate these assets over the shorter of their related lease terms or estimated useful lives.

Legal Matters

We are party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency (the “EPA”) listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the EPA identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”).

In 2004, along with other “potentially responsible parties” (“PRPs”), we entered into a Consent Decree with the EPA requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, we are responsible for 9.19% share of the costs for the RD/RA. As of December 31, 2009 we had a $400 accrual recorded for this liability.

Although no assurances are possible, we believe that our accruals related to the environmental litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Self-Insurance

We are partially self-insured for health benefit costs for covered individuals at a majority of our facilities. The accrual for our self-insurance liability is determined by management and is based on claims filed and an estimate of actual claims incurred but not yet reported.

Tax Matters Agreement

As part of our conversion from conducting business as an S corporation to a C corporation for federal and state income tax purposes in 2006, we entered into a tax matters agreement with our then-existing S corporation shareholders (the “Tax Matters Agreement”) that provides for, among other things, the indemnification of these shareholders for any increase in their tax liability, including interest and penalties, and reimbursement of their expenses (including attorneys’ fees) related to the period prior to our conversion to a C corporation.

In 2006, the Internal Revenue Service (“IRS”) issued a Notice of Proposed Adjustment claiming that we were not entitled to tax deductions in connection with our then-existing practice involving the prepayment of certain management fees and our payment of certain factoring costs to CCI Enterprises, Inc., our then-existing wholly-owned C corporation subsidiary. We settled this matter with the IRS in 2008 and as a result, under the above-noted Tax Matters Agreement, we are obligated to indemnify our S corporation shareholders on record as of the effective date of the Tax Matters Agreement, for amounts owed as a result of the settlement. As of December 31, 2009, we have an accrued current liability of approximately $441, including interest, recorded for this obligation. Amounts expensed for this matter have been classified in other loss in the accompanying consolidated statements of operations.

10. DERIVATIVES

We are exposed to certain commodity price risks including fluctuations in the price of copper. From time-to-time, we enter into copper futures contracts to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. All of our copper futures contracts are tied to the COMEX copper market index and the value of our futures contracts varies directly with underlying changes in the related COMEX copper futures prices. We recognize all of our derivative instruments on our balance sheet at fair value, and record changes in the fair value of such contracts within cost of goods sold in the statement of operations as they occur unless specific hedge accounting criteria are met. For those hedging relationships that meet such criteria, and for which hedge accounting is applied, we formally document our hedge relationships, including identifying the hedging instruments and the hedged items, as well as the risk management objectives involved. We had no open hedge positions at December 31, 2009, to which hedge accounting was applied. However, all of our hedges for which hedge accounting has been applied in the past qualified and were designated as cash flow hedges. We assess both at inception and at least quarterly thereafter, whether the derivatives used in these cash flow hedges are highly effective in offsetting changes in the cash flows associated with the hedged item. The effective portion of the related gains or losses on these derivative instruments are recorded in shareholders’ equity as a component of Accumulated Other Comprehensive Income (Loss), and are subsequently recognized in income or expense in the period in which the related hedged items are recognized. The ineffective portion of these hedges related to an over-hedge (extent to which a change in the value of the derivative contract does not perfectly offset the change in value of the designated hedged item) is immediately recognized in income. Cash settlements related to derivatives are included in the operating section of the consolidated statement of cash flows, with prepaid expenses and other current assets or accrued liabilities, depending on the position.

We use exchange traded futures contracts to mitigate the potential impact of fluctuations in the price of copper. We calculate the fair value of futures contracts quarterly based on the quoted market price for the same

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

or similar financial instruments. These derivatives have been determined to be Level 1 under the fair value hierarchy due to available market prices. At December 31, 2009, we had outstanding copper futures contracts, with an aggregate fair value of $91, consisting of contracts to sell 625 pounds of copper in March 2010.

As our derivatives are part of a legally enforceable master netting agreement, for purposes of presentation within our condensed consolidated balance sheets, gross values are netted and classified within “Prepaid expenses and other current assets” or “Accrued liabilities” depending upon our aggregate net position at the balance sheet date. At December 31, 2009, we had $215 cash collateral posted relative to our outstanding derivative positions.

We reclassified $668, net of cumulated losses of $137 that existed at December 31, 2008, from Accumulated Other Comprehensive Income into earnings during the twelve-month period ended December 31, 2009. We had no open hedge positions at December 31, 2009 to which hedge accounting was applied. Consequently, there were no amounts recorded in accumulated other comprehensive income (loss) at December 31, 2009 related to derivatives. No cash flow hedges were discontinued during 2009 as a result of the hedged forecasted transaction no longer being probable of occurring. Additionally, no amounts were excluded from our effectiveness tests relative to these cash flow hedges.

Derivatives Not Accounted for as Hedges Under the Accounting Rules	Loss Recognized in Income	Location of Loss Recognized in Income
Copper commodity contracts:
Twelve months ended December 31, 2009	1,726	Cost of goods sold

At December 31, 2008, we had outstanding copper futures contracts, with an aggregate fair value of $132, consisting of contracts to sell 1,425 pounds of copper in March 2009, as well as contracts to buy 875 pounds of copper at various dates through the end of 2009. The aggregate fair value of such contracts was recorded as a component of prepaid expenses and other current assets on our consolidated balance sheet at December 31, 2008. At December 31, 2008, we had an aggregate loss of $137, net of tax, recorded as a component of Accumulated Other Comprehensive Income (Loss) in relation to those contracts meeting the hedge accounting requirements to be accounted for as cash flow hedges. We did not reclassify any amounts from Accumulated Other Comprehensive Income (Loss) into earnings during 2008. We recognized $12 in ineffectiveness expense related to these hedges in 2008. We recorded aggregate gains of $3,589, and $320 as a reduction to cost of goods sold in our consolidated income statement for 2008 and 2007, respectively.

11. EARNINGS PER SHARE

We compute earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and participating securities. Our participating securities are our grants of restricted stock, as such awards contain non-forfeitable rights to dividends. Security holders are not obligated to fund the Company’s losses, and therefore participating securities are not allocated a portion of these losses in periods where a net loss is recorded. Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period. Diluted earnings per common share also included the dilutive effect of potential common shares, exercise of stock options, and the effect of restricted stock when dilutive.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

The dilutive effect of stock options outstanding on weighted average shares outstanding for 2009, 2008 and 2007 was as follows:

	Years Ended December 31,
	2009	2008	2007
Basic weighted average shares outstanding	16,809	16,787	16,786
Dilutive effect of share-based awards	—	—	40

Diluted weighted average shares outstanding	16,809	16,787	16,826

To the extent stock options and awards are anti-dilutive, they are excluded from the calculation of diluted weighted average shares outstanding. Awards with respect to 1,671, 1,096, and 848 common shares were not included in the computation of diluted earnings per share for 2009, 2008, and 2007, respectively, because they were anti-dilutive.

12. STOCK-BASED COMPENSATION

Stock-Based Compensation

The Company has a stock-based compensation plan for its directors, executives and certain key employees under which the grant of stock options and other share-based awards is authorized. In April 2008, an amended and restated plan was approved by shareholders that, among other things, (1) increased the number of shares authorized for issuance under the Company’s plan from 1,650 to 2,440 and (2) added stock appreciation rights, restricted or unvested stock, restricted stock units, performance shares, performance units and incentive performance bonuses as available awards under the plan. Of the total 2,440 shares authorized for issuance under the plan, 1,671 were issued as of December 31, 2009, with the remaining 769 shares available for future grant over the balance of the plan’s ten-year life, which ends in 2016. Total stock-based compensation expense was $2,340, $2,426, and $3,739 in 2009, 2008, and 2007, respectively. At December 31, 2009, there was $426 of total unrecognized compensation cost related to nonvested share-based compensation arrangements that we expect will vest and be recognized over a weighted-average period of 1.2 years.

Stock Options

Option awards are granted with an exercise price equal to the market price of our common stock at the date of grant. These options become exercisable over a three-year annual vesting period and expire 10 years from the date of grant. We utilize the fair value method in accounting for stock-compensation expense, estimating the fair value of options granted under our plan at each related grant date using a Black-Scholes option-pricing model. We determine the value of all stock options using the simplified method, as prescribed in the accounting guidance, due to our lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term and due to the limited period of time our equity shares have been publicly traded. The following table sets forth information about the weighted-average fair value of options granted during 2009, 2008 and 2007, and the weighted-average assumptions used for such grants:

	2009	2008	2007
Fair value of options at grant date (per share)	$2.59	$4.38	$11.67
Dividend yield	0%	0%	0%
Expected volatility	83%	51%	45%
Risk-free interest rate	1.96%	3.56%	4.70%
Expected term of options	6 years	6 years	6 years

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

We do not expect to pay dividends in the foreseeable future and therefore used a zero-percent dividend yield in our estimates. The risk-free interest rate for the period matching the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Given the limited history of our own common shares, the expected volatility factors above are based on average volatilities relative to a group of U.S. public companies which we believe are comparable to us. Similarly, the expected term of the options granted, representing the period of time that options granted are expected to be outstanding, is derived from published studies analyzing historic exercise behavior in public company stock option plans.

Changes in stock options for 2009 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding on January 1, 2009	1,029	$14.12	8.1	—
Granted	290	$3.99	9.1
Exercised	—	—
Forfeited or expired	(19)	14.30

Outstanding on December 31, 2009	1,300	$11.86	7.5	—
At December 31, 2009:
Vested or expected to vest	1,264	$12.03	—	—
Exercisable	—	—		—

Intrinsic value for stock options is defined as the difference between the current market value of the Company’s common stock and the exercise price of the stock option. When the current market value is less than the exercise price, there is no aggregate intrinsic value. We have no policy or plan to repurchase common shares to mitigate the dilutive impact of options.

Stock Awards

In January 2009, the Company granted unvested common shares to members of its board of directors. One-third of the shares vest on the first, second and third anniversary of the grant date.

Changes in nonvested shares for 2009 were as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2009	67	$8.41
Granted	326	3.99
Vested	(22)	8.41

Nonvested at December 31, 2009	371	$4.52

13. RELATED PARTIES

We lease our corporate office facility from HQ2 Properties, LLC (“HQ2”). HQ2 is owned by certain members of our Board of Directors and executive management. We made rental payments of $388, $378, and $368 to HQ2 in 2009, 2008, and 2007, respectively. In addition, we lease three manufacturing facilities and three

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

vehicles from DJR Ventures, LLC in which one of our executive officers has a substantial minority interest, and we paid a total of $1,069, $1,189 and $907 in 2009, 2008, and 2007, respectively.

For 2007 and prior years, we had consulting arrangements with two of our shareholders whereby, in addition to their service as directors of the Company, they provided advice and counsel on business planning and strategy, including advice on potential acquisitions. Under these consulting arrangements, each of these two individuals received $175 as annual compensation for their services. Pursuant to these arrangements, and for their service as directors, we paid each individual $175 in 2007. The consulting arrangements were terminated effective December 31, 2007. Furthermore, in addition to the above-noted consulting services, each received $75 as annual compensation for their services as co-chairmen of the board of directors in 2007. On January 1, 2008, the Company amended its compensation arrangements for its directors. Under these arrangements, annually the co-chairmen each receive $100 in cash and $100 in Company stock. For 2009 and 2008, $174 and $155 was expensed for each individual’s services as co-chairmen.

David Bistricer is a member of the Company’s Board of Directors and owns Morgan Capital LLC (“Morgan Capital”), a company with 15 employees engaged in the real estate business. Prior to July 1, 2007, Morgan Capital’s employees purchased health insurance for themselves and their dependents from the Company’s insurance carrier at the same rates we paid for our employees. This arrangement resulted in no additional cost to us. On July 1, 2007, we revised our health insurance arrangements so that we would self-insure our employees’ health coverage subject to an insurance policy providing catastrophic health coverage in the event the claims of any employee exceeded $40 in any year. The employees of Morgan Capital became part of the self-insurance arrangement. Morgan Capital agreed to indemnify us for any payments made by us for any Morgan Capital participants in excess of premiums paid to us by Morgan Capital, as well as for any administrative expenses related to the participation of the Morgan Capital participants, which were not significant in 2007. Morgan Capital has obtained separate and independent insurance arrangements for its employees as of February 2008.

14. INVENTORY THEFT

In 2005, we experienced a theft of inventory resulting from break-ins at our manufacturing facility in Miami Lakes, Florida, which we have since closed. We have been in discussion with our insurance carriers relative to this matter, and during the first quarter of 2008, we engaged outside legal counsel in an effort to resolve certain disputes pertaining to our coverage under our related insurance policies. During the third quarter of 2008, as a result of failing to secure satisfactory settlement of the matter with our insurers, we commenced legal action in regard to this matter and recorded an allowance for the related insurance receivable. Accordingly, we recorded a $1,588 non-cash charge in 2008 that fully reserves the insurance receivable reflected on our consolidated balance sheet for the theft of the related inventory and associated product reels. Though an ultimate resolution is still to be determined, we are seeking to recover the related loss, net of deductibles, under such insurance policies.

15. BENEFIT PLANS

Employee Savings Plan

We provide defined contribution savings plans for employees meeting certain age and service requirements. In the past, we have made matching contributions for a portion of employee contributions to the plans. Including such matching contributions, we recorded expenses totaling $300, $1,307, and $1,005 related to these savings plans during 2009, 2008 and 2007, respectively. Early in 2009, we suspended our discretionary matching contributions to such plans for our non-union participants. We reinstated our discretionary matching contributions effective January 1, 2010 and accordingly, anticipate making approximately $1,150 in such matching contributions in 2010.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Riblet Pension Plan

As a result of its merger with Riblet Products Corporation (“Riblet”) in 2000, the Company is responsible for a defined-benefit pension plan of Riblet. The Riblet plan was frozen in 1990 and no additional benefits have been earned by plan participants since that time. A total of 89 former employees of Riblet currently receive or may be eligible to receive future benefits under the plan. In 2008, we recorded a cumulative effect charge and associated accrual of $923 to reflect the estimated funded status of the plan at December 31, 2008.

Plan benefit costs and funded status

The components of net periodic benefit cost are as follows:

	Year Ended December 31,
Components of Net Periodic Benefit Cost:	2009	2008
Service Cost	N/A	N/A
Interest cost	$65	$76
Expected return on plan assets	(37)	(41)
Recognized net actuarial loss	—	50

Net periodic benefit cost	$28	$85

The following table shows changes in the benefit obligation, plan assets and funded status of the Riblet pension plan:

	December 31,
	2009	2008
Change in benefit obligation:
Beginning balance	$1,190	$1,192
Interest cost	65	76
Actuarial (gain)/loss	82	—
Benefits paid	(76)	(78)

Ending balance	$1,261	$1,190

Change in plan assets:
Beginning balance	$267	$363
Actual return on plan assets	332	(25)
Employer contribution	968	8
Benefits paid	(77)	(79)

Ending balance	$1,490	$267

Funded status:	$229	$(923)

Amounts recognized in Other Comprehensive Loss for the periods presented and in Accumulated Other Comprehensive Loss at December 31, are as follows:

	Year Ended December 31,
	2009	2008
Amounts recognized in other comprehensive loss and in accumulated other comprehensive loss:
Net loss (gain), net of tax provision of $81	$(132)	$—

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Assumptions

Weighted average assumptions used to determine the Riblet pension plan obligation:

	December 31,
	2009	2008
Discount rate	5.50%	6.25%
Rate of compensation increases	N/A	N/A

Weighted average assumptions used to determine net cost for years ended are as follows:

	December 31,
	2009	2008
Discount rate	5.72%	6.25%
Expected return on plan assets	5.72%	5.72%
Rate of compensation increase	N/A	N/A

The discount rate is determined based on examination of long-term corporate bond yields and expectations of yields over the foreseeable future. The expected return on plan assets is based principally on the asset allocation and the historic returns for the plan’s asset classes determined from both actual returns and the long-term market returns for those assets.

Plan Assets

The plan’s overall investment objective is to provide a long-term return that, along with Company contributions, is expected to meet future benefit payment requirements. A long-term horizon has been adopted in establishing investment policy such that the likelihood and duration of investment losses are carefully weighed against the long-term potential for appreciation of assets. The plan’s investment policy requires investments to be diversified across individual securities, industries, market capitalization, and valuation characteristics.

Plan assets were invested in the following classes of securities (none of which were securities of the Company):

	December 31,
	2009	2008
Plan Asset Composition:
Cash, real estate and other	12%	100%
Equity securities	44%	—
Fixed-income securities	44%	—

Total	100%	100%

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, our funding policies and expected returns on various asset classes. At December 31, 2009, the plan’s target asset allocation was 35% equity, 55% fixed income, and 10% cash and other, which is comprised of real estate and other investment strategies. To develop the expected long-term rate of return on assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

The table below presents the Riblet pension plan assets using the fair value hierarchy as of December 31, 2009. The plan’s investments are held in the form of cash, group fixed and variable deferred annuities, real estate, and other investments. Of the total plan assets, $1,175 qualify as level two fair values under the fair value hierarchy at December 31, 2009.

	Total	Level 1	Level 2	Level 3
Cash, real estate and other	$185	$97	$88	$—
Equity securities	654	—	436	218
Fixed-income securities	651	—	651	—

Total	$1,490	$97	$1,175	$218

The investments classified as Level 1 under the hierarchy, which means their fair values are based on quoted prices in active markets, consist entirely of cash investments. All investments classified as Level 2 under the hierarchy, which means their fair values are estimated or calculated based on observable inputs for the asset or liability either directly or indirectly, are held in the form of group fixed and variable deferred annuities invested in a series of fixed-income, real estate, commodity-based, and equity-related mutual funds. The investment classified as Level 3 under the hierarchy, which means its fair value was based on unobservable inputs, consisted of a private-equity investment held at December 31, 2009, which was redeemed in January 2010 and reinvested into Level 2 annuity funds.

Information regarding expected future cash flows for the Riblet pension plan is as follows:

Pension Benefits:
Employer Contributions:
Fiscal 2010 (expected)	$—
Expected benefit payments:
Fiscal 2010	$97
Fiscal 2011	108
Fiscal 2012	100
Fiscal 2013	94
Fiscal 2014	87
Fiscal 2015-2019	330

Total benefit payments	816

16. BUSINESS SEGMENT INFORMATION

During the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, including the integration of our 2007 Acquisitions for reporting purposes. The changes resulted in a change in our reportable segments. Accordingly, we now have two reportable business segments: (1) Distribution, and (2) OEM. These reportable segment classifications are based on an aggregation of customer groupings and distribution channels reflective of the manner in which our chief operating decision maker, the chief executive officer, evaluates the Company’s results. Our Distribution segment serves our customers in distribution businesses, who are resellers of our products, while our OEM segment serves our OEM customers, who generally purchase more tailored products from us which are in turn used as inputs into subassemblies of manufactured finished goods. Where applicable, prior period amounts have been recast to reflect the new reporting structure.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

We have aggregated our operating segments, as set forth in the table below, into the above-noted reportable business segments in accordance with the applicable criteria set forth in the relevant accounting rules. Our operating segments have common production processes and manufacturing facilities. Accordingly, we do not identify our net assets to our operating segments. Thus, we do not report capital expenditures at the segment level. Additionally, depreciation expense is not allocated to our segments but is included in our manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our manufacturing work centers. Accordingly, as products are sold across multiple segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each operating segment.

Revenues by business segment represent sales to unaffiliated customers and no one customer or group of customers under common control accounted for more than 10% of consolidated net sales.

End Markets	Principal Products	Applications	Customers
Distribution Segment

Retail Distribution	Extension cords, trouble lights, battery booster cables, battery cables and accessories, surge and strip and electronic cable products	Wide variety of consumer applications	National and regional mass merchandisers, home centers, hardware distributors, warehouse clubs and other consumer retailers

Electrical Distribution	Industrial power, electronic and communication cables, low voltage wire and assembled products	Construction and industrial MRO applications	Buying groups, national chains and independent distributors

Wire and Cable Distribution	Industrial power, electronic and communication cables and low voltage wire	Construction and industrial MRO applications	Independent distributors

Industrial Distribution	Extension cords, ground fault circuit interrupters, industrial cord reels, custom cords, trouble lights, portable halogen lights and electrical/ electronic cables	Various commercial construction and industrial applications	Specialty, tool and fastener distributors; MRO/industrial catalog houses and retail/general construction supply houses

	Irrigation, sprinkler and polyethylene golf course cables	Commercial and residential sprinkler systems, low voltage lighting applications and well pumps	Turf and landscape, golf course and submersible pump distributors

OEM Segment

OEM	Custom cables and specialty copper products	Various applications across various OEM businesses	OEMs

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization. The Company’s segments have common production processes, and manufacturing and distribution capacity. Accordingly, we do not identify net assets to our segments. The accounting policies of the segments are the same as those described in Note 1.

Financial data for our business segments are as follows:

	Year Ended December 31,
	2009	2008	2007
	(In thousands)
Net sales:
Distribution	$390,911	$670,740	$576,602
OEM	113,241	302,228	287,542

Total	$504,152	$972,968	$864,144

Operating income (loss):
Distribution	$36,666	$57,142	$58,439
OEM	7,074	(3,348)	8,323

Total	43,740	53,794	66,762
Corporate	(93,950)	(63,927)	(14,937)

Consolidated operating income (loss)	$(50,210)	$(10,133)	$51,825

Net sales to external customers by our product groups are as follows:

Net Sales by Groups of Products	2009	2008	2007
	(In thousands)
Industrial Wire and Cable	$187,671	$293,250	$312,105
Electronic Wire	133,090	381,227	402,146
Assembled Wire and Cable Products	167,734	261,313	120,940
Fabricated Bare Wire	15,657	37,178	28,953

Total	$504,152	$972,968	$864,144

In 2009, 2008, and 2007 our consolidated net sales included a total of $36,550, $42,476, and $3,395, respectively, of net sales in Canada. In addition, we had a total of approximately $394 and $450 in tangible long-lived assets in Canada at both December 31, 2009 and 2008, respectively. In addition, we did not have any significant sales outside of the U.S. and Canada in 2009, 2008 or 2007.

17. SUPPLEMENTAL GUARANTOR INFORMATION

Our payment obligations under the 2012 Senior Notes and the Revolving Credit Facility (see Note 7) are guaranteed by our wholly-owned subsidiary, CCI International, Inc. (“Guarantor Subsidiary”). Such guarantees are full, unconditional and joint and several. The following supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Coleman Cable, Inc. (Parent) and the Company’s Guarantor Subsidiary — CCI International, Inc. which is 100% owned by the Parent.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009

	Parent	Guarantor Subsidiary	Non Guarantor Subsidiary	Eliminations	Total
Net sales	$467,602	$—	$36,550	$—	$504,152
Cost of goods sold	400,575	—	27,910	—	428,485

Gross profit	67,027	—	8,640	—	75,667
Selling, engineering, general and administrative expenses	36,315	—	4,506	—	40,821
Intangible amortization	8,724	—	103	—	8,827
Asset impairments	70,761	—	—	—	70,761
Restructuring charges	5,405	—	63	—	5,468

Operating income (loss)	(54,178)	—	3,968	—	(50,210)
Interest expense	25,004	—	319	—	25,323
Gain on repurchase of Senior Notes	(3,285)	—	—	—	(3,285)
Other income, net	(3)	—	(1,192)	—	(1,195)

Income (loss) before income taxes	(75,894)	—	4,841	—	(71,053)
Income tax expense (benefit)	(5,988)	—	1,954	—	(4,034)
Income from subsidiaries	2,887	—	—	(2,887)	—

Net income (loss)	$(67,019)	$—	$2,887	$(2,887)	$(67,019)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

	Parent	Guarantor Subsidiary	Non Guarantor Subsidiary	Eliminations	Total
Net sales	$930,492	$—	$42,476	$—	$972,968
Cost of goods sold	847,364	—	32,003	—	879,367

Gross profit	83,128	—	10,473	—	93,601
Selling, engineering, general and administrative expenses	47,828	(2)	4,401	—	52,227
Intangible amortization	11,901	—	105	—	12,006
Asset impairments	29,276	—	—	—	29,276
Restructuring charges	10,215	—	10	—	10,225

Operating income (loss)	(16,092)	2	5,957	—	(10,133)
Interest expense	29,362	—	294	—	29,656
Other (income) loss, net	(69)	—	2,250	—	2,181

Income (loss) before income taxes	(45,385)	2	3,413	—	(41,970)
Income tax expense (benefit)	(14,681)	—	972	—	(13,709)
Income from subsidiaries	2,443	—	—	(2,443)	—

Net income (loss)	$(28,261)	$2	$2,441	$(2,443)	$(28,261)

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007

	Parent	Guarantor Subsidiary	Non Guarantor Subsidiary	Eliminations	Total
Net sales	$860,749	$—	$3,395	$—	$864,144
Cost of goods sold	757,581	—	1,970	—	759,551

Gross profit	103,168	—	1,425	—	104,593
Selling, engineering, general and administrative expenses	43,782	—	476	—	44,258
Intangible amortization	7,627	—	9	—	7,636
Restructuring charges	874	—	—	—	874

Operating income	50,885	—	940	—	51,825
Interest expense	27,476	—	43	—	27,519
Other (income) loss, net	42	—	(1)	—	41

Income before income taxes	23,367	—	898	—	24,265
Income tax expense	9,126	—	249	—	9,375
Income from subsidiaries	649	—	—	(649)	—

Net income	$14,890	$—	$649	$(649)	$14,890

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2009

	Parent	Guarantor Subsidiary	Non Guarantor Subsidiary	Eliminations	Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,018	$57	$3,524	$—	$7,599
Accounts receivable, net of allowances	78,904	—	7,489	—	86,393
Intercompany receivable	2,674	—	—	(2,674)	—
Inventories	61,277	—	4,945	—	66,222
Deferred income taxes	2,770	—	359	—	3,129
Assets held for sale	3,624	—	—	—	3,624
Prepaid expenses and other current assets	4,499	12	1,448	—	5,959

Total current assets	157,766	69	17,765	(2,674)	172,926
PROPERTY, PLANT AND EQUIPMENT, NET	50,272	—	394	—	50,666
GOODWILL	27,598	—	1,466	—	29,064
INTANGIBLE ASSETS	30,440	—	144	—	30,584
DEFERRED INCOME TAXES	—	—	434	—	434
OTHER ASSETS	10,785	—	6	(4,358)	6,433
INVESTMENT IN SUBSIDIARIES	6,581	—	—	(6,581)	—

TOTAL ASSETS	$283,442	$69	$20,209	$(13,613)	$290,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$14	$—	$—	$—	$14
Accounts payable	15,106	—	2,587	—	17,693
Intercompany payable		56	2,618	(2,674)	—
Accrued liabilities	19,988	13	3,979	—	23,980

Total current liabilities	35,108	69	9,184	(2,674)	41,687

LONG-TERM DEBT	236,839	—	—	—	236,839
LONG-TERM LIABILITIES	3,823	—	4,358	(4,358)	3,823
DEFERRED INCOME TAXES	2,412	—	86	—	2,498
Common stock	17	—	—	—	17
Additional paid in capital	88,475	—	1,000	(1,000)	88,475
Accumulated other comprehensive loss	(245)	—	(345)	345	(245)
Retained earnings (accumulated deficit)	(82,987)	—	5,926	(5,926)	(82,987)

Total shareholders’ equity	5,260	—	6,581	(6,581)	5,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$283,442	$69	$20,209	$(13,613)	$290,107

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2008

	Parent	Guarantor Subsidiary	Non Guarantor Subsidiary	Eliminations	Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,617	$49	$3,662	$—	$16,328
Accounts receivable, net of allowances	90,636	—	6,402	—	97,038
Intercompany receivable	843	—	—	(843)	—
Inventories	68,002	—	5,366	—	73,368
Deferred income taxes	4,159	—	43	—	4,202
Assets held for sale	3,535	—	—	—	3,535
Prepaid expenses and other current assets	10,626	9	53	—	10,688

Total current assets	190,418	58	15,526	(843)	205,159
PROPERTY, PLANT AND EQUIPMENT, NET	60,993	—	450	—	61,443
GOODWILL	97,096	—	1,258	—	98,354
INTANGIBLE ASSETS	39,164	—	221	—	39,385
OTHER ASSETS	16,913	—	70	(9,358)	7,625
INVESTMENT IN SUBSIDIARIES	2,412	—	—	(2,412)	—

TOTAL ASSETS	$406,996	$58	$17,525	$(12,613)	$411,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$30,445	$—	$—	$—	$30,445
Accounts payable	25,265	8	2,135	—	27,408
Intercompany payable	—	17	801	(818)	—
Accrued liabilities	27,957	31	3,203	—	31,191

Total current liabilities	83,667	56	6,139	(818)	89,044

LONG-TERM DEBT	242,369	—	—	—	242,369
LONG-TERM LIABILITIES	4,071	—	9,358	(9,383)	4,046
DEFERRED INCOME TAXES	7,470	—	(382)	—	7,088
Common stock	17	—	—	—	17
Additional paid in capital	86,135	—	—	—	86,135
Accumulated other comprehensive loss	(765)	—	(629)	629	(765)
Retained earnings (accumulated deficit)	(15,968)	2	3,039	(3,041)	(15,968)

Total shareholders’ equity	69,419	2	2,410	(2,412)	69,419

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$406,996	$58	$17,525	$(12,613)	$411,966

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2009

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(67,019)	$—	$2,887	$(2,887)	$(67,019)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	23,059	—	272	—	23,331
Asset impairments	70,761	—	—	—	70,761
Stock-based compensation	2,340	—	—	—	2,340
Foreign currency transaction gain	—	—	(1,195)	—	(1,195)
Gain on repurchase of Senior Notes	(3,285)	—	—	—	(3,285)
Deferred tax	(4,621)	—	410	—	(4,211)
Loss on disposal of fixed assets	484	—	—	—	484
Equity in consolidated subsidiary	(2,887)	—	—	2,887	—
Changes in operating assets and liabilities:
Accounts receivable	11,732	—	(1,570)	—	10,162
Inventories	6,725	—	228	—	6,953
Prepaid expenses and other assets	6,481	(3)	(1,301)	—	5,177
Accounts payable	(10,186)	(10)	524	—	(9,672)
Intercompany accounts	(1,262)	39	1,223	—	—
Accrued liabilities	(8,209)	(18)	2,087	—	(6,140)

Net cash flow from operating activities	24,113	8	3,565	—	27,686

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(4,037)	—	(50)	—	(4,087)
Investment in subsidiaries	(1,000)	—	1,000	—	—
Proceeds from the disposal of fixed assets	123	—	—	—	123
Net cash flow from investing activities	(4,914)	—	950	—	(3,964)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facilities	(19,761)	—	—	—	(19,761)
Debt amendment fee	(1,012)	—	—	—	(1,012)
Repayment of long-term debt	(7,025)	—	(5,000)	—	(12,025)

Net cash flow from financing activities	(27,798)	—	(5,000)	—	(32,798)

Effect of exchange rate changes on cash and cash equivalents	—	—	347	—	347
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,599)	8	(138)	—	(8,729)
CASH AND CASH EQUIVALENTS — Beginning of year	12,617	49	3,662	—	16,328

CASH AND CASH EQUIVALENTS — End of year	$4,018	$57	$3,524	$—	$7,599

NONCASH ACTIVITY
Capital lease obligations	$—	$—	$—	$—	$—
Unpaid capital expenditures	162	—	—	—	162

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2008

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(28,261)	$2	$2,441	$(2,443)	$(28,261)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	29,773	—	242	—	30,015
Asset impairments	29,276	—	—	—	29,276
Stock-based compensation	2,426	—	—	—	2,426
Inventory theft insurance receivable allowance	1,588	—	—	—	1,588
Foreign currency transaction loss	—	—	2,250	—	2,250
Provision for inventories	4,800	—	—	—	4,800
Deferred tax	(16,448)	—	1,284	—	(15,164)
Loss on disposal of fixed assets	228	—	56	—	284
Equity in consolidated subsidiary	(2,443)	—	—	2,443	—
Changes in operating assets and liabilities:
Accounts receivable	61,493	—	(1,428)	—	60,065
Inventories	58,747	—	(523)	—	58,224
Prepaid expenses and other assets	(3,764)	(9)	(282)	—	(4,055)
Accounts payable	(20,498)	(11)	647	—	(19,862)
Intercompany accounts	3,509	43	(3,552)	—	—
Accrued liabilities	(3,771)	23	(1,640)	—	(5,388)

Net cash flow from operating activities	116,655	48	(505)	—	116,198

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(12,805)	—	(461)	—	(13,266)
Acquisition of businesses, net cash acquired	(708)	—	—	—	(708)
Proceeds from the disposal of fixed assets	175	—	—	—	175

Net cash flow from investing activities	(13,338)	—	(461)	—	(13,799)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facilities	(93,438)	—	—	—	(93,438)
Repayment of long-term debt	(1,097)	—	—	—	(1,097)

Net cash flow from financing activities	(94,535)	—	—	—	(94,535)

Effect of exchange rate changes on cash and cash equivalents	—	—	(413)	—	(413)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,782	48	(1,379)	—	7,451
CASH AND CASH EQUIVALENTS — Beginning of year	3,835	1	5,041	—	8,877

CASH AND CASH EQUIVALENTS — End of year	$12,617	$49	$3,662	$—	$16,328

NONCASH ACTIVITY
Capital lease obligations	$135	$—	$—	$—	$135
Unpaid capital expenditures	135	—	—	—	135

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2007

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$14,890	$—	$649	$(649)	$14,890
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	21,659	—	3	—	21,662
Stock-based compensation	3,739	—	—	—	3,739
Deferred tax	(3,689)	—	—	—	(3,689)
Gain on disposal of fixed assets	(20)	—	—	—	(20)
Equity in consolidated subsidiary	(649)	—	—	649	—
Changes in operating assets and liabilities:
Accounts receivable	(6,196)	—	1,590	—	(4,606)
Inventories	(3,628)	—	735	—	(2,894)
Prepaid expenses and other assets	(4,799)	—	(168)	—	(4,967)
Accounts payable	(5,819)	2	(560)	—	(6,377)
Intercompany accounts	1,438	24	(1,462)	—	—
Accrued liabilities	6,617	(30)	(532)	—	6,055

Net cash flow from operating activities	23,543	(4)	255	—	23,793

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(5,987)	—	(23)	—	(6,010)
Acquisition of businesses, net cash acquired	(267,924)	—	4,785	—	(263,138)
Proceeds from the disposal of fixed assets	17	—	—	—	17
Proceeds from sale of investment	59	—	—	—	59

Net cash flow from investing activities	(273,835)	—	4,762	—	(269,072)

CASH FLOW FROM FINANCING ACTIVITIES:
Net borrowings under revolving loan facilities	121,630	—	—	—	121,630
Proceeds of issuance of common stock, net	(451)	—	—	—	(451)
Repayment of long-term debt	(1,133)	—	—	—	(1,133)
Issuance of senior notes, net of issuance costs	119,352	—	—	—	119,352

Net cash flow from financing activities	239,398	—	—	—	239,398

Effect of exchange rate changes on cash and cash equivalents	—	—	24	—	24
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,894)	(4)	5,041	—	(5,857)
CASH AND CASH EQUIVALENTS — Beginning of year	14,729	5	—	—	14,734

CASH AND CASH EQUIVALENTS — End of year	$3,835	$1	$5,041	$—	$8,877

NONCASH ACTIVITY
Capital lease obligations	$50	$—	$—	$—	$50
Unpaid capital expenditures	1,453	—	—	—	1,453

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

18. QUARTERLY RESULTS (UNAUDITED)

	First		Second		Third		Fourth		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Total Net Sales	$117,322	$252,483	$112,932	$267,578	$133,795	$270,712	$140,103	$182,195	$504,152	$972,968
Gross Profit	16,548	28,849	17,010	28,292	20,320	29,898	21,789	6,562	75,667	93,601
Total Operating Income (Loss)	(66,896)	13,250	3,404	8,871	6,341	10,045	6,941	(42,299)	(50,210)	(10,133)
Total Net Income (Loss)	(64,770)	3,258	300	843	784	1,737	(3,333)	(34,099)	(67,019)	(28,261)
Net Income (Loss) Per Share
Basic	(3.85)	0.19	0.02	0.05	0.05	0.10	(0.20)	(2.03)	(3.99)	(1.68)
Diluted	(3.85)	0.19	0.02	0.05	0.05	0.10	(0.20)	(2.03)	(3.99)	(1.68)

Annual amounts may differ from sum of respective quarters due to rounding.

As discussed in Note 3, we incurred non-cash asset impairment charges totaling $70,761 and $29,276 in 2009 and 2008 respectively, related primarily to the impairment of goodwill in the first quarter of 2009 and the fourth quarter of 2008.

As discussed in Note 4, we have incurred restructuring and integration charges related to two the integration of our 2007 Acquisitions, and to a lesser degree, two facilities closed in 2006. We recorded $657, $1,700, 1,692 and $1,419 in total restructuring expenses in the first, second, third and fourth quarters of 2009, respectively, and $176, $2,835, 2,504 and $4,710 in restructuring and integration charges in the first, second, third and fourth quarters of 2008, respectively.

Income tax expense for the fourth quarter of 2009 included an out-of-period adjustment to correct an error in the amount of tax benefit initially recorded in relation to the non-cash goodwill impairment charge of $69,498 recorded in the first quarter of 2009. The adjustment, which we have evaluated as immaterial from both quantitative and qualitative perspectives, resulted in a $2,900 decrease in the tax benefit associated with the impairment charge and a corresponding decrease in the non-current deferred income taxes previously reported in the first quarter of 2009.

19. SUBSEQUENT EVENTS

We evaluated subsequent events through the date the consolidated financial statements were issued, see Note 7.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands, except per share data)

(unaudited)

	Three months ended March 31,
	2010	2009
NET SALES	$155,980	$117,322
COST OF GOODS SOLD	133,141	100,774

GROSS PROFIT	22,839	16,548
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	11,207	10,659
INTANGIBLE ASSET AMORTIZATION	2,017	2,630
ASSET IMPAIRMENTS	—	69,498
RESTRUCTURING CHARGES	888	657

OPERATING INCOME (LOSS)	8,727	(66,896)
INTEREST EXPENSE	6,532	6,405
LOSS ON EXTINGUISHMENT OF DEBT	8,566	—
OTHER (INCOME) LOSS, NET	(127)	339

LOSS BEFORE INCOME TAXES	(6,244)	(73,640)
INCOME TAX BENEFIT	(2,414)	(8,870)

NET LOSS	$(3,830)	$(64,770)

LOSS PER COMMON SHARE DATA
NET LOSS PER SHARE
Basic	$(0.23)	$(3.85)
Diluted	(0.23)	(3.85)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	16,896	16,807
Diluted	16,896	16,807

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Thousands, except per share data)

(unaudited)

	March 31, 2010	December 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,558	$7,599
Accounts receivable, less allowance for uncollectible accounts of $2,569 and $2,565, respectively	95,877	86,393
Inventories	73,129	66,222
Deferred income taxes	2,831	3,129
Assets held for sale	3,749	3,624
Prepaid expenses and other current assets	8,792	5,959

Total current assets	208,936	172,926

PROPERTY, PLANT AND EQUIPMENT, NET	48,225	50,666
GOODWILL	29,107	29,064
INTANGIBLE ASSETS	28,571	30,584
DEFERRED INCOME TAXES	651	434
OTHER ASSETS	9,533	6,433

TOTAL ASSETS	$325,023	$290,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$13	$14
Accounts payable	25,687	17,693
Accrued liabilities	22,111	23,980

Total current liabilities	47,811	41,687

LONG-TERM DEBT	271,478	236,839
LONG-TERM LIABILITIES	3,727	3,823
DEFERRED INCOME TAXES	—	2,498
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Common stock, par value $0.001; 75,000 authorized; 16,939 and 16,809 issued and outstanding on March 31, 2010 and December 31, 2009	17	17
Additional paid-in capital	88,831	88,475
Accumulated deficit	(86,817)	(82,987)
Accumulated other comprehensive loss	(24)	(245)

Total shareholders’ equity	2,007	5,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$325,023	$290,107

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)

(unaudited)

	Three months ended March 31,
	2010	2009
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(3,830)	$(64,770)
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation and amortization	5,413	6,416
Stock-based compensation	360	518
Foreign currency transaction (gain) loss	(127)	339
Loss on extinguishment of debt	8,566	—
Asset impairments	—	69,498
Deferred taxes	(2,396)	(9,795)
Loss on disposal of fixed assets	478	—
Changes in operating assets and liabilities:
Accounts receivable	(9,648)	25,767
Inventories	(6,908)	11,976
Prepaid expenses and other assets	(2,829)	2,882
Accounts payable	7,899	(4,496)
Accrued liabilities	(2,809)	521

Net cash flow from operating activities	(5,831)	38,856

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(917)	(1,191)
Purchase of investments	(366)	—
Proceeds from sale of fixed assets	16	6

Net cash flow from investing activities	(1,267)	(1,185)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facilities	(10,239)	(30,000)
Payment of deferred financing fees	(6,125)	—
Repurchase of 2012 Senior Notes, including call premium and related fees	(231,646)	—
Proceeds from issuance of 2018 Senior Notes	271,911	—
Repayment of other long-term debt, including capital lease obligations	(4)	(144)

Net cash flow from financing activities	23,897	(30,144)

Effect of exchange rate changes on cash and cash equivalents	160	91
INCREASE IN CASH AND CASH EQUIVALENTS	16,959	7,618
CASH AND CASH EQUIVALENTS — Beginning of period	7,599	16,328

CASH AND CASH EQUIVALENTS — End of period	$24,558	$23,946

NONCASH ACTIVITY
Unpaid capital expenditures	171	124
Unpaid 2018 bond fees	511	—

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes refunded	(260)	(2,101)
Cash interest paid	8,183	241

See notes to condensed consolidated financial statements.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Thousands, except per share data)

(unaudited)

1. BASIS OF PRESENTATION

The condensed consolidated financial statements included herein are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”) have been condensed or omitted. The condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended December 31, 2009. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2. NEW ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements and Disclosures

In January 2010, the FASB issued an accounting update on fair value measurement and disclosures. This update provides guidance clarifying fair value measurement valuation techniques as well as disclosure requirements concerning transfers between levels within the fair value hierarchy. This update, which is effective for the first quarter of 2010, did not have a significant impact on our financial statements.

Variable Interest Entity

In June 2009, the FASB issued an update to the accounting guidance for consolidation. Accordingly, new accounting standards concerning the treatment of variable interest entities were issued. This guidance addresses the effects on certain provisions of consolidation of variable interest entities as a result of the elimination of the qualifying special-purpose entity concept. This guidance also addresses the ability to provide timely and useful information about an enterprise’s involvement in a variable interest entity. The accounting update is effective for a reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This update, which is effective for the first quarter of 2010, did not have a significant impact on our financial statements.

3. ASSET IMPAIRMENTS

Under goodwill accounting rules, we are required to assess goodwill for impairment annually, or more frequently if events or circumstances indicate impairment may have occurred. The analysis of potential impairment of goodwill employs a two-step process. The first step involves the estimation of fair value of our reporting units. If step one indicates that impairment of goodwill potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated implied fair value of goodwill is less than its carrying value. No potential goodwill impairment indicators existed at March 31, 2010.

During the first quarter of 2009, we concluded that there were sufficient indicators to require us to perform an interim goodwill impairment analysis based on a combination of factors which were in existence at that time, including a significant decline in our market capitalization, as well as the recessionary economic environment and its then estimated potential impact on our business. Accordingly, we recorded a non-cash goodwill impairment charge of $69,498, representing our best estimate of the impairment loss incurred within three of the

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

four reporting units within our Distribution segment: Electrical distribution, Wire and Cable distribution and Industrial distribution. At the March 31, 2009 test date, no indication of impairment under the goodwill impairment test existed relative to our Retail distribution reporting unit, and we did not have any goodwill recorded within our OEM segment. For the purposes of the goodwill impairment analysis, our estimates of fair value were based primarily on estimates generated using the income approach, which estimates the fair value of our reporting units based on their projected future discounted cash flows.

The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit’s projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, capital expenditures, and cash flows. These estimates are based on our business plans and forecasts. These estimates are then discounted, which necessitates the selection of an appropriate discount rate. The discount rate used reflects market-based estimates of the risks associated with the projected cash flows of the reporting unit. The allocation of the estimated fair value of our reporting units to the estimated fair value of their net assets required under the second step of the goodwill impairment test also involves the use of significant assumptions, estimates and judgments.

The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, such as the estimated future cash flows of our reporting units, the discount rate used to discount such cash flows, or the estimated fair value of the reporting units’ tangible and intangible assets and liabilities, could significantly increase or decrease the estimated fair value of a reporting unit or its net assets, and therefore, impact the related impairment charge. For example, as of March 31, 2009, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate used in the first step of our goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $14,000 in the aggregate estimated fair value of our reporting units as of such date, (2) a 100 basis point increase or decrease in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value (without any change in the aggregate estimated cash flows of our reporting units used in the first step of our goodwill impairment test as of such date) would have resulted in a decrease or increase of approximately $18,000 in the aggregate estimated fair value of our reporting units as of such date, and (3) a 1% increase or decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit would have resulted in an increase or decrease of approximately $7,000 in the aggregate estimated fair value of our reporting units as of such date. The goodwill impairment testing process is complex, and can be affected by the inter-relationship between certain assumptions, estimates and judgments that may apply to both the first and second steps of the process and the fact that the maximum potential impairment of the goodwill of any reporting unit is limited to the carrying value of the goodwill of that reporting unit. Accordingly, the above-described sensitivities around changes in the aggregate estimated fair values of our reporting units would not necessarily have had a dollar-for-dollar impact on the amount of goodwill impairment we recognized in the first quarter of 2009 as a result of our analysis. These sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables affecting a reporting unit’s fair value might have on the outcomes produced by the goodwill impairment testing process.

Further goodwill impairment charges may be recognized in future periods in one or more of the Distribution reporting units to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or future projections, or changes in our plans for one or more reporting units.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

4. RESTRUCTURING CHARGES

We incurred restructuring costs of $888 and $657 during the first quarter of 2010 and 2009, respectively. For the first quarter of 2010, these expenses primarily were comprised of holding costs associated with nine closed facilities, including costs incurred at our now-closed Oswego, NY facility, which closed in September of 2009. The $3,795 liability as of March 31, 2010 primarily relates to lease liabilities associated with certain leased facilities closed during 2008 in connection with the integration of our 2007 acquisitions. Our reserve for lease termination costs represents our estimate of the liability existing relative to closed properties under lease and is equal to our remaining obligation under such leases reduced by estimated sublease rental income reasonably expected for the properties. Accordingly, the liability may be increased or decreased in future periods as facts and circumstances change, including possible negotiation of one or more lease terminations, sublease agreements, or changes in the related markets in which the properties are located.

	Employee Severance and Relocation Costs	Lease Termination Costs	Equipment Relocation Costs	Other Closing Costs	Total
BALANCE — December 31, 2009	$23	$4,362	$—	$—	$4,385
Provision	—	67	43	778	888
Uses	(2)	(655)	(43)	(778)	(1,478)

BALANCE — March 31, 2010	$21	$3,774	$—	$—	$3,795

5. INVENTORIES

Inventories consisted of the following:

	March 31, 2010	December 31, 2009
FIFO cost:
Raw materials	$24,347	$20,962
Work in progress	5,421	3,807
Finished products	43,361	41,453

Total	$73,129	$66,222

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	March 31, 2010	December 31, 2009
Salaries, wages and employee benefits	$4,760	$3,113
Sales incentives	7,113	8,302
Interest	4,167	5,824
Other	6,071	6,741

Total	$22,111	$23,980

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

7. DEBT

	March 31, 2010	December 31, 2009
Revolving credit facility expiring April 2012	$—	$10,239
9.875% Senior notes due October 2012 including unamortized premium of $1,617	—	226,597
9% Senior notes due February 2018, including unamortized discount of $3,522	271,478	—
Capital lease obligations	13	17

	271,491	236,853
Less current portion	(13)	(14)

Long-term debt	$271,478	$236,839

Senior Secured Revolving Credit Facility

Our Revolving Credit Facility is a senior secured facility that provides for aggregate borrowings of up to $200,000, subject to certain limitations as discussed below. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity. At March 31, 2010, we had $0 in borrowings under the facility, with $103,479 in remaining excess availability. At December 31, 2009, we had $10,239 in borrowings outstanding under the facility, with $80,838 in remaining excess availability.

On June 18, 2009, the Revolving Credit Facility was amended to permit us to spend up to $30,000 to redeem, retire or repurchase our 2012 Senior Notes so long as (i) no default or event of default existed at the time of the repurchase or would have resulted from the repurchase and (ii) excess availability under the Revolving Credit Facility after giving effect to the repurchase remained above $40,000 (the “2009 Amendment”). Prior to the 2009 Amendment, we were prohibited from making prepayments on or repurchases of the 2012 Senior Notes. We were required to pay an upfront amendment fee of $1,000, and the 2009 Amendment also increased the applicable interest rate margins by 1.25% and the unused line fee increased by 0.25%. Accordingly, subsequent to the 2009 Amendment, interest is payable, at our option, at the agent’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility.

In order to complete the refinancing of our 2012 Senior Notes as described below, we were required to amend the terms of our Revolving Credit Facility to allow for such refinancing. Accordingly, on January 19, 2010, our Revolving Credit Facility was amended (i) to permit the Initial Private Placement (defined below), (ii) to enhance our ability to create and finance foreign subsidiaries, (iii) to change covenants and make other provisions to increase operating flexibility (the “2010 Amendment”). Pursuant to the 2010 Amendment, borrowing availability under the Revolving Credit Facility for foreign subsidiaries is limited to the greater of (i) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (ii) $25,000 (excluding permitted intercompany indebtedness of such foreign subsidiaries).

Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10,000 in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

limited to the lesser of (i) $200,000 or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10,000 sublimit for letters of credit.

The Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property) as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary, but not our Chinese 100%-owned entity.

The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10,000 in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30,000. We maintained greater than $30,000 of monthly excess availability during 2009 and for the first quarter of 2010.

Refinancing of 2012 Senior Notes with 2018 Senior Notes

In the first quarter of 2010, in order to take advantage of what we believed were favorable refinancing conditions at the time, we undertook a refinancing of our 2012 Senior Notes in order to extend the maturity date of such long-term, unsecured debt, and lower the coupon rate on such debt. In total, we issued $275,000 of 2018 Senior Notes (defined below), which resulted in $271,911 in proceeds (after giving effect to $3,597 in original issuance discounts and $500 of prepaid interest). A portion of these proceeds were used to retire our $224,980 of remaining 2012 Senior Notes, and the remainder is available to be used in the future for general corporate purposes, including potential acquisitions. As detailed below, the issuance of our 2018 Senior Notes occurred in two parts, both completed during the first quarter of 2010.

On February 3, 2010 we completed a private placement under Rule 144A under the Securities Act of 1933 of $235,000 aggregate principal amount of 9.0% unsecured senior notes due in 2018 (the “Initial Private Placement”) to refinance our 2012 Senior Notes. The Initial Private Placement resulted in gross proceeds of approximately $231,703, which reflects a discounted issue price of 98.597% of the principal amount. The proceeds were used, together with other available funds, for payment of consideration and costs relating to a cash tender offer and consent solicitation for our 2012 Senior Notes. A total of $199,429 aggregate principal amount of the 2012 Notes were tendered, which represented approximately 88.6% of the $224,980 aggregate principal amount of the 2012 Notes outstanding. We redeemed the remaining $25,551 of 2012 Senior Notes on March 22, 2010. On March 23, 2010, we completed another private placement offering under Rule 144A under the Securities Act of 1933 (the “Supplemental Private Placement”) of $40,000 aggregate principal amount of 9.0% unsecured senior notes due in 2018 (together with the senior notes offered in the Initial Private Placement, the “2018 Senior Notes”). We received gross proceeds from the Supplemental Private Placement of approximately $39,700, which reflects a discounted issue price of 99.25% of the principal amount. The proceeds were used, together with original senior note offer, for payment of consideration and costs relating to a cash tender offer for the final $25,551 of original 2012 Senior Note redemptions. The 2018 Senior Notes mature on February 15, 2018 and interest on these notes will accrue at a rate of 9.0% per annum and be payable semi-annually on each February 15 and August 15, commencing August 15, 2010.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

We recorded a loss of $8,566 in the first quarter of 2010 on the early extinguishment of our 2012 Senior Notes. This amount included the write-off of approximately $1,897 of remaining unamortized debt issuance costs and bond premium amounts related to the 2012 Senior Notes, as well as the impact of the call and tender premiums paid in connection with the refinancing.

In connection with the issuance of 2018 Senior Notes, we incurred approximately $6,636 in costs that have been recorded as deferred financing costs to be amortized over the term of the 2018 Senior Notes.

As of March 31, 2010, we were in compliance with all of the covenants of our 2018 Senior Notes.

The fair value of our debt and capitalized lease obligations was approximately $281,188 at March 31, 2010, with the fair value of our Senior Notes based on sales prices of recent trading activity.

8. EARNINGS PER SHARE

As of March 31, 2010 and 2009, the dilutive effect of share-based awards outstanding on weighted average shares outstanding was as follows:

	Three Months Ended March 31,
	2010	2009
Basic weighted average shares outstanding	16,896	16,807
Dilutive effect of share-based awards	—	—

Diluted weighted average share outstanding	16,896	16,807

Options with respect to 1,450 and 1,313 common shares were not included in the computation of diluted earnings per share for the three months ended March 31, 2010 and March 31, 2009, respectively, because they were antidilutive.

9. SHAREHOLDERS’ EQUITY

Stock-Based Compensation

The Company has a stock-based compensation plan for its directors, executives and certain key employees under which the grant of stock options and other share-based awards is authorized. We recorded $360 and $518 in share-based compensation expense for the three months ended March 31, 2010 and 2009, respectively.

Stock Options

In March 2010, 150 options with an exercise price equal to the value of a common share at the date of grant, or $4.42 per share, were granted to certain executives and key employees. The options become exercisable over a four-year vesting period in three equal installments beginning two years from the date of grant, and expire 10 years from the date of grant. Using the Black-Scholes option-pricing model, we estimated the March 2, 2010 grant date fair value of each option to be $3.30, using an estimated 0% dividend yield, an expected term of 6.125 years, expected volatility of 88.5% and a risk-free rate of 2.7%.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

Changes in stock options were as follows:

	Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Terms	Aggregate Intrinsic Value
Outstanding January 1, 2010	1,300	$11.86	7.5	—
Granted	150	4.42	9.9	79
Exercised	—	—
Forfeited or expired	—	—

Outstanding March 31, 2010	1,450	11.09	7.6	358
Vested or expected to vest	1,398	11.31	7.5	328
Exercisable	97	3.99	8.8	93

Intrinsic value for stock options is defined as the difference between the current market value of the Company’s common stock and the exercise price of the stock option. When the current market value is less than the exercise price, there is no aggregate intrinsic value.

Stock Awards

In January 2010, the Company awarded unvested common shares to members of its board of directors. In total, non-management board members were awarded 166 unvested shares with an approximate aggregate fair value of $557. One-third of the shares vest on the first, second and third anniversary of the grant date. These awarded shares are participating securities which provide the recipient with both voting rights and, to the extent dividends, if any, are paid by the Company, non-forfeitable dividend rights with respect to such shares. Additionally, in March 2010, we awarded 775 performance shares to certain executives and key employees. Of the total performance shares awarded, 517 are convertible to stock, on a one-to-one basis, contingent upon future stock price performance. If, at any time up to ten years after award, the Company’s common stock attains three separate incrementally increasing stock price goals beginning with a price representing approximately 350% of the average stock price on the date of grant, a portion of the awards will vest. Of the total 517 performance shares convertible to stock, 117, 200, and 200 awards will vest upon reaching the first, second and third stock price targets, respectively. For accounting purposes, performance shares were measured on the grant date using a Monte Carlo model, with an assumption of 88.5% volatility, and a risk-free rate of 3.6%, resulting in an estimated aggregate fair value of approximately $1,974, which is required to be amortized as non-cash stock compensation expense over the estimated derived service period (also estimated using a Monte Carlo model) of approximately 2.5 years.

Changes in nonvested shares for the first quarter of 2010 were as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	371	$4.52
Granted	683	3.98
Vested	(131)	4.75
Forfeited	—	—

Nonvested at March 31, 2010	923	$4.09

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

The remaining 258 performance shares vest under the same terms as those performance awards to be settled in stock, but are settled in cash rather than stock. Of the total 258 performance shares settled in cash, 58, 100, and 100 awards will vest upon reaching the first, second and third stock price targets, respectively. These cash-settled shares are re-measured each balance sheet date using a Monte Carlo model (using the same assumptions noted above) and are recorded as a liability. These awards had an estimated aggregate fair value of approximately $1,112 as of March 31, 2010, which will be recorded as stock compensation expense over the estimated derived service period (also estimated using a Monte Carlo model), which was approximately 2.5 years as of March 31, 2010.

Comprehensive Income (Loss)

	Three Months Ended March 31,
	2010	2009
Net loss	$(3,830)	$(64,770)
Other comprehensive income (loss):
Currency translation adjustment, net of tax	181	(138)
Unrealized gains on available for sale securities (Level 1), net of tax	40	—
Derivative gains, net of tax	—	214

Total comprehensive loss	$(3,609)	$(64,694)

For the three months ended March 31, 2010, the changes in other comprehensive income were net of tax provisions of $207 and $24 related to unrealized foreign currency gains and the change in fair value of available for sale securities (classified as Level 1 securities under the fair value hierarchy), respectively. For the three months ended March 31, 2009, the changes in other comprehensive income were net of a tax provision of $141 related to the change in fair value of derivatives and a tax benefit of $57 for unrealized foreign currency losses.

10. RELATED PARTIES

We lease our corporate office facility from HQ2 Properties, LLC (“HQ2”). HQ2 is owned by certain members of our Board of Directors and executive management. We made rental payments of $98 and $96 to HQ2 for the first quarter of 2010 and 2009, respectively. In addition, we lease three manufacturing facilities and three vehicles from DJR Ventures, LLC in which one of our executive officers has substantial minority interest, and we paid a total of $263 and $257 in the first quarter of 2010 and 2009, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease certain of our buildings, machinery and equipment under lease agreements that expire at various dates over the next ten years. Rental expense under operating leases was $1,343 and $1,624 for the first quarter of 2010 and 2009, respectively.

Legal Matters

We are party to one environmental claim. The Leonard Chemical Company Superfund site consists of approximately 7.1 acres of land in an industrial area located a half mile east of Catawba, York County, South

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

Carolina. The Leonard Chemical Company operated this site until the early 1980s for recycling of waste solvents. These operations resulted in the contamination of soils and groundwaters at the site with hazardous substances. In 1984, the U.S. Environmental Protection Agency (the “EPA”) listed this site on the National Priorities List. Riblet Products Corporation, with which the Company merged in 2000, was identified through documents as a company that sent solvents to the site for recycling and was one of the companies receiving a special notice letter from the EPA identifying it as a party potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act for cleanup of the site.

In 2004, along with other “potentially responsible parties” (“PRPs”), we entered into a Consent Decree with the EPA requiring the performance of a remedial design and remedial action (“RD/RA”) for this site. We have entered into a Site Participation Agreement with the other PRPs for fulfillment of the requirements of the Consent Decree. Under the Site Participation Agreement, we are responsible for 9.19% share of the costs for the RD/RA. As of March 31, 2010 we had a $400 accrual recorded for this liability.

Though no assurances are possible, we believe that our accruals related to the environmental litigation and other claims are sufficient and that these items and our rights to available insurance and indemnity will be resolved without material adverse effect on our financial position, results of operations, or cash flows.

12. DERIVATIVES

We are exposed to certain commodity price risks including fluctuations in the price of copper. From time-to-time, we enter into copper futures contracts to mitigate the potential impact of fluctuations in the price of copper on our pricing terms with certain customers. All of our copper futures contracts are tied to the COMEX copper market index and the value of our futures contracts varies directly with underlying changes in the related COMEX copper futures prices. We recognize all of our derivative instruments on our balance sheet at fair value, and record changes in the fair value of such contracts within cost of goods sold in the statement of operations as they occur unless specific hedge accounting criteria are met. For those hedging relationships that meet such criteria, and for which hedge accounting is applied, we formally document our hedge relationships, including identifying the hedging instruments and the hedged items, as well as the risk management objectives involved. We had no hedge positions at March 31, 2010, to which hedge accounting was applied. However, all of our hedges for which hedge accounting has been applied in the past qualified and were designated as cash flow hedges. We assess both at inception and at least quarterly thereafter, whether the derivatives used in these cash flow hedges are highly effective in offsetting changes in the cash flows associated with the hedged item. The effective portion of the related gains or losses on these derivative instruments are recorded in shareholders’ equity as a component of Accumulated Other Comprehensive Income (“OCI”), and are subsequently recognized in income or expense in the period in which the related hedged items are recognized. The ineffective portion of these hedges related to an over-hedge (extent to which a change in the value of the derivative contract does not perfectly offset the change in value of the designated hedged item) is immediately recognized in income. Cash settlements related to derivatives are included in the operating section of the consolidated statement of cash flows, with prepaid expenses and other current assets or accrued liabilities, depending on the position.

We use exchange traded futures contracts to mitigate the potential impact of fluctuations in the price of copper. We calculate the fair value of futures contracts quarterly based on the quoted market price for the same or similar financial instruments. These derivatives have been determined to be Level 1 under the fair value hierarchy due to available market prices.

As our derivatives are part of a legally enforceable master netting agreement, for purposes of presentation within our condensed consolidated balance sheets, gross values are netted and classified within “Prepaid

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

expenses and other current assets” or “Accrued liabilities” depending upon our aggregate net position at the balance sheet date.

At March 31, 2010, we had outstanding copper futures contracts, with an aggregate fair value of $76, consisting of contracts to sell 625 pounds of copper in May 2010, as well as contracts to buy 125 pounds of copper in July 2010. At March 31, 2010, we had $177 cash collateral posted relative to our outstanding derivative positions. At March 31, 2009, we had outstanding copper futures contracts, with an aggregate fair value of negative $276, consisting of contracts to sell 1,475 pounds of copper in May 2009, as well as contracts to buy 800 pounds of copper at various dates through the end of 2009. At March 31, 2009, we had $452 in cash collateral posted relative to our then outstanding derivative positions.

At March 31, 2010, no cumulative losses or gains existed in OCI. As hedge accounting has not been applied to any of our open hedges at March 31, 2010, no associated gains or losses have been recorded within OCI. At March 31, 2009, cumulative gains of $356 existed in OCI.

Derivatives Not Accounted for as Hedges Under the Accounting Rules	Loss recognized in Income	Location of Loss Recognized in Income
Copper commodity contracts:
Three months ended March 31, 2010	$99	Cost of goods sold
Three months ended March 31, 2009	608	Cost of goods sold

13. INCOME TAXES

	Three Months Ended March 31,
	2010	2009
Effective Tax Rate	38.7%	12.0%

The increase in our effective tax rate for the first quarter of 2010 as compared to the first quarter of 2009 reflects the $69,498 pre-tax goodwill impairment charge recorded during the first quarter of 2009. A significant amount of the related book goodwill did not have a corresponding tax basis, thereby reducing the associated tax benefit and our effective tax rate for the first quarter of 2009. Income tax expense for the fourth quarter of 2009 included an out-of-period adjustment to correct an error in the amount of tax benefit initially recorded in relation to the non-cash goodwill impairment charge of $69,498 recorded in the first quarter of 2009. The adjustment resulted in a $2,900 decrease in the tax benefit associated with the impairment charge and a corresponding decrease in the non-current deferred income taxes reported in the first quarter of 2009. The adjustment would have resulted in an effective tax rate of (8.1%) for the three months ended March 31, 2009.

14. BENEFIT PLANS

Employee Savings Plan

We provide defined contribution savings plans for employees meeting certain age and service requirements. We currently make matching contributions for a portion of employee contributions to the plans. Including such matching contributions, we recorded expenses totaling $368 and $217 related to these savings plans during the first quarter of 2010 and 2009, respectively.

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

Riblet Pension Plan

As previously disclosed in the financial statements for the fiscal year ending December 31, 2009, as a result of its merger with Riblet Products Corporation (“Riblet”) in 2000, the Company is responsible for a defined-benefit pension plan of Riblet. The Riblet plan was frozen in 1990 and no additional benefits have been earned by plan participants since that time. A total of 89 former employees of Riblet currently receive or may be eligible to receive future benefits under the plan. The Company does not expect to make any plan contributions in 2010.

The following table summarizes the components of net periodic benefit cost:

	Three months ended March 31,
	2010	2009
Components of net periodic benefit cost:
Service Cost	N/A	N/A
Interest cost	$16	$16
Expected return on plan assets	(9)	(9)
Recognized net actuarial loss	—	—

Net periodic benefit cost	$7	$7

15. OTHER (INCOME) LOSS

We recorded other income of $127 for the three months ended March 31, 2010 as compared to other loss of $339 we recorded for the three months ended March 31, 2009, primarily reflecting exchange rate impacts on our Canadian subsidiary.

16. BUSINESS SEGMENT INFORMATION

We have two reportable segments: (1) Distribution and (2) Original Equipment Manufacturers (“OEMs”). The Distribution segment serves our customers in distribution businesses, who are resellers of our products, while our OEM segment serves our OEM customers, who generally purchase more tailored products from us which are used as inputs into subassemblies of manufactured finished goods.

Financial data for the Company’s reportable segments is as follows:

	Three months ended March 31,
	2010	2009
Net Sales:
Distribution Segment	$114,432	$90,100
OEM Segment	41,548	27,222

Total	$155,980	$117,322

Operating Income:
Distribution Segment	$10,486	$7,575
OEM Segment	3,302	493

Total segments	13,788	8,068

Corporate	(5,061)	(74,964)

Consolidated operating income (loss)	$8,727	$(66,896)

COLEMAN CABLE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Thousands, except per share data)

(unaudited)

Our operating segments have common production processes and manufacturing facilities. Accordingly, we do not identify all of our net assets to our segments. Thus, we do not report capital expenditures at the segment level. Additionally, depreciation expense is not allocated to our segments but is included in manufacturing overhead cost pools and is absorbed into product cost (and inventory) as each product passes through our manufacturing work centers. Accordingly, as products are produced and sold across our segments, it is impracticable to determine the amount of depreciation expense included in the operating results of each segment.

Segment operating income represents income from continuing operations before interest income or expense, other income or expense, and income taxes. Corporate consists of items not charged or allocated to the segments, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, asset impairments and intangible amortization.

17. SUPPLEMENTAL GUARANTOR INFORMATION

Our payment obligations under the 2018 Senior Notes and the Revolving Credit Facility (see Note 7) are guaranteed by our wholly-owned subsidiary (“Guarantor Subsidiary”). Such guarantees are full, unconditional and joint and several. The following unaudited supplemental financial information sets forth, on a combined basis, balance sheets, statements of income and statements of cash flows for Coleman Cable, Inc. (the “Parent”) and the Guarantor Subsidiary — CCI International, Inc which is 100% owned by the Parent.

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS

ENDED MARCH 31, 2010

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
NET SALES	$148,314	$—	$7,666	$—	$155,980
COST OF GOODS SOLD	126,723	—	6,418	—	133,141

GROSS PROFIT	21,591	—	1,248	—	22,839
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	9,957	—	1,250	—	11,207
INTANGIBLE ASSET AMORTIZATION	2,006	—	11	—	2,017
RESTRUCTURING CHARGES	888	—	—	—	888

OPERATING INCOME (LOSS)	8,740	—	(13)	—	8,727
INTEREST EXPENSE	6,478	—	54	—	6,532
LOSS ON EXTINGUISHMENT OF DEBT	8,566	—	—	—	8,566
OTHER INCOME, NET	—	—	(127)	—	(127)

INCOME (LOSS) BEFORE INCOME TAXES	(6,304)	—	60	—	(6,244)
INCOME (LOSS) FROM SUBSIDIARIES	—	—	—	—	—
INCOME TAX EXPENSE (BENEFIT)	(2,474)	—	60	—	(2,414)

NET LOSS	$(3,830)	$—	$—	$—	$(3,830)

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE THREE MONTHS

ENDED MARCH 31, 2009

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
NET SALES	$110,477	$—	$6,845	$—	$117,322
COST OF GOODS SOLD	95,750	—	5,024	—	100,774

GROSS PROFIT	14,727	—	1,821	—	16,548
SELLING, ENGINEERING, GENERAL AND ADMINISTRATIVE EXPENSES	9,700	(7)	966	—	10,659
INTANGIBLE ASSET AMORTIZATION	2,599	—	31	—	2,630
IMPAIRMENT CHARGES	69,498	—	—	—	69,498
RESTRUCTURING CHARGES	609	—	48	—	657

OPERATING INCOME (LOSS)	(67,679)	7	776	—	(66,896)
INTEREST EXPENSE	6,309	—	96	—	6,405
OTHER LOSS, NET	—	—	339	—	339

INCOME (LOSS) BEFORE INCOME TAXES	(73,988)	7	341	—	(73,640)
INCOME (LOSS) FROM SUBSIDIARIES	244	—	—	(244)	—
INCOME TAX EXPENSE (BENEFIT)	(8,974)	—	104	—	(8,870)

NET INCOME (LOSS)	$(64,770)	$7	$237	$(244)	$(64,770)

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2010

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,123	$30	$2,405	$—	$24,558
Accounts receivable — net of allowances	90,807	—	5,070	—	95,877
Intercompany receivable	756	—	—	(756)	—
Inventories	66,903	—	6,226	—	73,129
Deferred income taxes	2,452	—	379	—	2,831
Asset held for sale	3,749	—	—	—	3,749
Prepaid expenses and other current assets	11,194	1	1,955	(4,358)	8,792

Total current assets	197,984	31	16,035	(5,114)	208,936
PROPERTY, PLANT AND EQUIPMENT, NET	47,859	—	366	—	48,225
GOODWILL	27,598	—	1,509	—	29,107
INTANGIBLE ASSETS	28,434	—	137	—	28,571
DEFERRED INCOME TAX	391	—	260	—	651
OTHER ASSETS	9,533	—	—	—	9,533
INVESTMENT IN SUBSIDIARIES	6,761	—	—	(6,761)	—

TOTAL ASSETS	$318,560	$31	$18,307	$(11,875)	$325,023

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$13	$—	$—	$—	$13
Accounts payable	23,251	—	2,436	—	25,687
Intercompany payable	—	18	738	(756)	—
Accrued liabilities	18,084	13	4,014	—	22,111
Other liabilities	—	—	4,358	(4,358)	—

Total current liabilities	41,348	31	11,546	(5,114)	47,811
LONG-TERM DEBT	271,478	—	—	—	271,478
Long-term liabilities	3,727	—	—	—	3,727
SHAREHOLDERS’ EQUITY:
Common stock	17	—	—	—	17
Additional paid-in capital	88,831	—	1,000	(1,000)	88,831
Accumulated other comprehensive income	(24)	—	(165)	165	(24)
Retained earnings (accumulated deficit)	(86,817)	—	5,926	(5,926)	(86,817)

Total shareholders’ equity	2,007	—	6,761	(6,761)	2,007

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$318,560	$31	$18,307	$(11,875)	$325,023

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET AS OF December 31, 2009

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,018	$57	$3,524	$—	$7,599
Accounts receivable — net of allowances	78,904	—	7,489	—	86,393
Intercompany receivable	2,674	—	—	(2,674)	—
Inventories	61,277	—	4,945	—	66,222
Deferred income taxes	2,770	—	359	—	3,129
Asset held for sale	3,624	—	—	—	3,624
Prepaid expenses and other current assets	4,499	12	1,448	—	5,959

Total current assets	157,766	69	17,765	(2,674)	172,926
PROPERTY, PLANT AND EQUIPMENT, NET	50,272	—	394	—	50,666
GOODWILL	27,598	—	1,466	—	29,064
INTANGIBLE ASSETS	30,440	—	144	—	30,584
DEFERRED INCOME TAXES	—	—	434	—	434
OTHER ASSETS	10,785	—	6	(4,358)	6,433
INVESTMENT IN SUBSIDIARIES	6,581	—	—	(6,581)	—

TOTAL ASSETS	$283,442	$69	$20,209	$(13,613)	$290,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$14	$—	$—	$—	$14
Accounts payable	15,106	—	2,587	—	17,693
Intercompany payable	—	56	2,618	(2,674)	—
Accrued liabilities	19,988	13	3,979	—	23,980

Total current liabilities	35,108	69	9,184	(2,674)	41,687
LONG-TERM DEBT	236,839	—	—	—	236,839
Long-term liabilities	3,823	—	4,358	(4,358)	3,823
DEFERRED INCOME TAXES	2,412	—	86	—	2,498
SHAREHOLDERS’ EQUITY:
Common stock	17	—	—	—	17
Additional paid-in capital	88,475	—	1,000	(1,000)	88,475
Accumulated other comprehensive income	(245)	—	(345)	345	(245)
Retained earnings (accumulated deficit)	(82,987)	—	5,926	(5,926)	(82,987)

Total shareholders’ equity	5,260	—	6,581	(6,581)	5,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$283,442	$69	$20,209	$(13,613)	$290,107

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE THREE MONTHS

ENDED MARCH 31, 2010

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(3,830)	$—	$—	$—	$(3,830)
Adjustments to reconcile net loss to net cash flow from operating activities:
Depreciation and amortization	5,363	—	50	—	5,413
Stock-based compensation	360	—	—	—	360
Foreign currency translation gain	—	—	(127)	—	(127)
Loss on extinguishment of debt, net	8,566	—	—	—	8,566
Deferred taxes	(2,485)	—	89	—	(2,396)
Loss on disposal of fixed assets	478	—	—	—	478
Equity in consolidated subsidiaries	—	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(11,902)	—	2,254	—	(9,648)
Inventories	(5,626)	—	(1,282)	—	(6,908)
Prepaid expenses and other assets	(2,350)	11	(490)	—	(2,829)
Accounts payable	8,001	—	(102)	—	7,899
Intercompany accounts	1,909	(38)	(1,871)	—	—
Accrued liabilities	(3,009)	—	200	—	(2,809)

Net cash flow from operating activities	(4,525)	(27)	(1,279)	—	(5,831)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(917)	—	—	—	(917)
Purchase of Investments	(366)	—	—	—	(366)
Proceeds from sale of fixed assets	16	—	—	—	16

Net cash flow from investing activities	(1,267)	—	—	—	(1,267)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facilities	(10,239)	—	—	—	(10,239)
Payment of Deferred Financing Fees	(6,125)	—	—	—	(6,125)
Repurchase of 2012 Senior Notes, including call premium and related fees	(231,646)	—	—	—	(231,646)
Proceeds from issuance of 2018 Senior Notes	271,911	—	—	—	271,911
Repayment of long-term debt	(4)	—	—	—	(4)

Net cash flow from financing activities	23,897	—	—	—	23,897

Effect of exchange rate on cash and cash equivalents	—	—	160	—	160
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,105	(27)	(1,119)	—	16,959
CASH AND CASH EQUIVALENTS — Beginning of period	4,018	57	3,524	—	7,599

CASH AND CASH EQUIVALENTS — End of period	$22,123	$30	$2,405	$—	$24,558

NONCASH ACTIVITY
Unpaid capital expenditures	171	—	—	—	171
Unpaid 2018 bond fees	511	—	—	—	511
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid (refunded)	(704)	—	444	—	(260)
Cash interest paid	8,183	—	—	—	8,183

COLEMAN CABLE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE THREE MONTHS

ENDED MARCH 31, 2009

	Parent	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(64,770)	$7	$237	$(244)	$(64,770)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:
Depreciation and amortization	6,341	—	75	—	6,416
Stock-based compensation	518	—	—	—	518
Foreign currency translation loss	—	—	339	—	339
Asset Impairments	69,498	—	—	—	69,498
Deferred taxes	(9,932)	—	137	—	(9,795)
Loss on disposal of fixed assets	—	—	—	—	—
Equity in consolidated subsidiaries	(244)	—	—	244	—
Changes in operating assets and liabilities:
Accounts receivable	23,522	—	2,245	—	25,767
Inventories	13,749	—	(1,773)	—	11,976
Prepaid expenses and other assets	4,569	(2)	(1,685)	—	2,882
Accounts payable	(4,912)	1	415	—	(4,496)
Intercompany accounts	2,510	(14)	(2,496)	—	—
Accrued liabilities	(142)	(9)	672	—	521

Net cash flow from operating activities	40,707	(17)	(1,834)	—	38,856

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(1,150)	—	(41)	—	(1,191)
Proceeds from sale of fixed assets	6	—	—	—	6

Net cash flow from investing activities	(1,144)	—	(41)	—	(1,185)

CASH FLOW FROM FINANCING ACTIVITIES:
Net repayments under revolving loan facilities	(30,000)	—	—	—	(30,000)
Repayment of long-term debt	(144)	—	—	—	(144)

Net cash flow from financing activities	(30,144)	—	—	—	(30,144)

Effect of exchange rate on cash and cash equivalents	—	—	91	—	91
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,419	(17)	(1,784)	—	7,618
CASH AND CASH EQUIVALENTS — Beginning of period	12,617	49	3,662	—	16,328

CASH AND CASH EQUIVALENTS — End of period	$22,036	$32	$1,878	$—	$23,946

NONCASH ACTIVITY
Unpaid capital expenditures	124	—	—	—	124
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid (refunded)	(2,313)	—	212	—	(2,101)
Cash interest paid	241	—	—	—	241

Coleman Cable, Inc.

Offer to Exchange

9% Senior Exchange Notes due 2018

For all Outstanding

9% Senior Notes due 2018

PROSPECTUS

June 17, 2010

Until July 26, 2010, all dealers that effect transactions in these securities, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.